International Bank for Reconstruction and
Development
Management’s Discussion & Analysis
and
Financial Statements
June 30, 2024

Management’s Discussion and Analysis

IBRD Management's Discussion and Analysis: June 30, 2024	1
List of Tables, Figures and Boxes
Tables

Management’s Discussion and Analysis

2	IBRD Management's Discussion and Analysis: June 30, 2024
Figures
Boxes

Box 1: Components of Loan spread	23
Box 2: Other Lending Products as of June 30, 2024	24
Box 3: Types of Guarantees Provided by IBRD	27
Box 4: Financing Instruments	30
Box 5: Summary of IBRD's Specific Risk Categories	43
Box 6: Treatment of Overdue Payments	48
Box 7: Eligibility Criteria for IBRD's Investments	50

Management’s Discussion and Analysis

IBRD Management's Discussion and Analysis: June 30, 2024	3

Section I: Executive Summary
This Management’s Discussion and Analysis (MD&A) discusses the financial results of the International Bank for
Reconstruction and Development (IBRD) for the fiscal year ended June 30, 2024 (FY24). IBRD undertakes no obligation to update any forward-looking statements. Certain reclassifications of prior years’ information have been made to conform with the current year’s presentation. For discussion of IBRD’s financial results for the year ended
June 30, 2023, as compared to the year ended June 30, 2022, see Section III: Financial Results in IBRD’s MD&A
and Financial Statements for the fiscal year ended June 30, 2023 (FY23).
Table 1: Selected Financial Data
In millions of U.S. dollars, except ratios which are in percentages

	As of and for the fiscal years ended June 30
	2024	2023	2022
Lending Highlights (Section IV)
Net commitments [a]	$37,568	$38,572	$33,072
Gross disbursements	33,450	25,504	28,168
Net disbursements	20,115	12,736	14,876

Income Statement (Section III)
Board of Governors-approved and other transfers	$(371)	$(221)	$(354)
Net income	2,142	1,144	3,990

Balance Sheet (Section III)
Total assets	$356,612	$332,641	$317,542
Net investment portfolio [b]	82,680	79,195	82,057
Net loans outstanding	260,236	241,041	227,092
Borrowing portfolio [c]	287,117	266,828	256,909
Total equity	63,484	60,382	55,320

Non-GAAP Measures:
Allocable Income (Section III)
Allocable income	$1,849	$1,312	$806
Allocated as follows [d]:
General Reserve	834	921	589
International Development Association	515	291	117
Surplus	500	100	100

Usable Equity [e] [f] (Section VIII)	$54,655	$53,105	$50,481

Equity-to-Loans ratio [g] (Section IX)	21.5%	22.0%	22.0%

a.Amounts include guarantee commitments and guarantee facilities that have been approved by the Executive Directors (referred to as “the Board” in this document), and are net of full terminations and cancellations relating to commitments approved in the same fiscal year.

b. For the composition of the net investment portfolio, see Notes to the Financial Statements, Note C - Investments - Table C3.
c. Includes associated derivatives.
d. The June 30, 2024 amounts represent transfers from FY24 net income that were approved by the Board on August 6, 2024.
e. Excludes amounts associated with unrealized mark-to-market gains/losses on non-trading portfolios, net and related cumulative translation adjustments.
f. Usable Equity includes the transfer to the General Reserve from FY24 net income, which was approved by the Board on August 6, 2024. See Table 29: Usable Equity.
g. As defined in Table 30: Equity-to-Loans Ratio.

Management’s Discussion and Analysis	Section I: Executive Summary

4	IBRD Management's Discussion and Analysis: June 30, 2024
IBRD's mission is to end extreme poverty and boost shared prosperity on a livable planet by providing countries with loans, guarantees, advisory services, analytical support and other products.
IBRD and its affiliated institutions seek to help countries in reducing poverty and inequality, achieve improvements in economic growth, job creation, governance, the environment, climate adaptation, mitigation and resilience, human capital, infrastructure and debt transparency, among others. To meet its development goals, the World Bank
Group (WBG1) supports client countries' efforts to implement programs to improve growth and development outcomes with a vision to create a world free of poverty on a livable planet. Further, new and ongoing challenges continue to influence the global outlook. The Board endorsed the following global challenges: climate change adaptation and mitigation; fragility and conflict; pandemic prevention and preparedness; energy access; food and nutrition security; water security and access; enabling digitalization; and protecting biodiversity and nature. IBRD continues to work with partners at global and country levels to support its borrowing countries in addressing the impact of these multiple challenges, to enhance resilience, and lay the groundwork for rebuilding better. To further support these efforts, the Board and Management have been working on evolving the WBG to better address the scale of development challenges. As part of this evolution, in October 2023, the Board of Governors endorsed the new vision and mission, as well as initiatives to increase impact, modernize the approach to delivery, and increase financing capacity. Since then, IBRD has started the implementation of the evolution process to address countries’
most pressing development challenges. In particular, in FY24, the Board approved a portfolio guarantee platform with shareholders to make more financing available to clients, as well as raising hybrid capital, giving shareholders and other partners an opportunity to make investments with strong leverage potential.

Management’s Discussion and Analysis	Section I: Executive Summary

IBRD Management's Discussion and Analysis: June 30, 2024	5
1 The other WBG institutions are the International Development Association (IDA), the International Finance Corporation (IFC), the
Multilateral Investment Guarantee Agency (MIGA), and the International Centre for Settlement of Investment Disputes (ICSID).
The World Bank consists of IBRD and IDA.
Summary Financial Results
Net Income
IBRD recorded net income of $2,142 million for the fiscal year ended June 30, 2024, an increase of $998 million, compared with net income of $1,144 million for the fiscal year ended June 30, 2023. The increase in FY24 was primarily due to the lower provision expense for losses on loans and other exposures, and unrealized mark-to-market gains on non-trading portfolio in FY24, compared to unrealized mark-to-market losses in FY23. Given IBRD’s intention to maintain its non-trading portfolio positions to maturity, unrealized mark-to-market gains and losses are not included in IBRD’s allocable income.
Allocable Income
Allocable income is the measure IBRD uses for making net income allocation decisions. For the fiscal year ended
June 30, 2024, allocable income was $1,849 million, compared with $1,312 million for the fiscal year ended
June 30, 2023. The increase was primarily due to lower provision expenses for losses on loans and other exposures.
In millions of U.S. dollars

Allocable income
Net Income/Loss
Unrealized gains/losses on non-trading portfolios
6,000
4,000
2,000
0
-2,000
FY20
FY21
FY22
FY23
FY24

Lending Operations
IBRD’s lending operations during the fiscal year ended June 30, 2024 provided $37.6 billion of net commitments and $33.5 billion of gross loan disbursements. Net disbursements of $20.1 billion were the key driver for the increase in net loans outstanding from $241.0 billion as of June 30, 2023 to $260.2 billion as of June 30, 2024.
In billions of U.S. dollars

Net Commitments
40
32
24
16
8
0
FY20
FY21
FY22
FY23
FY24

Disbursements
Gross
Net
40
32
24
16
8
0
FY20
FY21
FY22
FY23
FY24

Net Loans outstanding
300
250
200
150
100
50
0
Jun 20
Jun 21
Jun 22
Jun 23
Jun 24

Net commitments were $1.0 billion lower compared with FY23 (Table 9). The regions with the largest share of commitments during FY24 were Latin America and the Caribbean with 25%, and Europe and Central Asia with
25%.

Management’s Discussion and Analysis	Section I: Executive Summary

6	IBRD Management's Discussion and Analysis: June 30, 2024
Net Investment Portfolio
IBRD’s net investment portfolio increased by $3.5
billion, from $79.2 billion as of June 30, 2023, to
$82.7 billion as of June 30, 2024. The increase was
primarily due to net new debt  issuances that were
higher than net loan disbursements during the year
and is consistent with the higher target liquidity level
in FY24, compared to FY23. 77% of the investments
are rated AA or above (Table 31), reflecting IBRD’s
objective of principal protection and its preference
for high-quality investments.
In billions of U.S. dollars

Net Investment Portfolio
120
90
60
30
0
Jun-20
Jun-21
Jun-22
Jun-23
Jun-24

Borrowing Portfolio
As of June 30, 2024, the borrowing portfolio was
$287.1 billion, $20.3 billion higher than June 30,
2023. The increase was mainly due to net new debt
issuances that financed the growing development and
lending operations and satisfied liquidity
requirements.
In billions of U.S. dollars

Borrowing Portfolio
300
240
180
120
60
0
Jun-20
Jun-21
Jun-22
Jun-23
Jun-24

Equity-to-Loans Ratio
The Equity-to-Loans ratio decreased from 22.0% as
of June 30, 2023 to 21.5% as of June 30, 2024,
primarily due to the increase in loan exposures
(Section VIII), and remained above the policy
minimum of 19%. In line with IBRD’s currency
management policy, exchange rate movements during
the year did not have an impact on IBRD’s Equity-to-
Loans ratio.
In FY24, IBRD received $0.6 billion of paid-in
capital subscribed under the 2018 General and
Selective Capital Increases (GCI and SCI), bringing
the cumulative amounts received to $6.0 billion,
representing 80% of the total amount expected over
the subscription period. The subscription period for
the GCI and SCI ends on October 1, 2025.
Ratio in percentages

Equity-to-Loans Ratio
30%
20%
10%
Jun 20
Jun 21
Jun 22
Jun 23
Jun 24
Equity-to-Loans Ratio
Policy Minimum

Management’s Discussion and Analysis	Section I: Executive Summary

IBRD Management's Discussion and Analysis: June 30, 2024	7

Section II: Overview
Introduction
IBRD, an international organization owned by its 189 member countries, is one of the five institutions of the WBG.
Each institution is legally and financially independent, with separate assets and liabilities. IBRD is not liable for the obligations of the other institutions.
IBRD is a Multilateral Development Bank that combines knowledge services and financing with a global reach.
IBRD’s value is derived from its ability to help eligible borrowing members address their development challenges and meet their rising demand for innovative products. IBRD provides loans, guarantees, and other financial products for development-focused projects and programs to creditworthy middle-income and lower-income countries to support sustainable development. By operating across a full range of country clients, IBRD maintains a depth of development knowledge, uses its convening power to promote development, and coordinates responses to regional and global challenges.
Member countries use IBRD’s technical advice and analysis and convening power to develop or implement better policies, programs, and reforms that help sustain development over the long term. The products delivered range from development data, to reports on key social economic and social issues at the local, country, regional and global levels. The products also include knowledge-sharing workshops focused on local issues, flagship events and fora to address the most pressing global development challenges.
Financial Business Model
IBRD’s objective is not to maximize profits, but to earn adequate income to ensure that it has the long-term financial capacity necessary to support its development activities. IBRD seeks to generate sufficient revenue to finance its operations as well as to be able to set aside funds in reserves to strengthen its financial position.
It also seeks to provide support to IDA and trust funds through income transfers for other developmental purposes.
IBRD’s financial strength rests on the support it receives from its shareholders, and on its array of financial policies and practices. Shareholder support for IBRD is reflected in the capital backing it continues to receive from its members and in the record of its borrowing member countries in meeting their debt service obligations to IBRD.
Sound financial and risk management policies and practices have enabled IBRD to maintain adequate capital, diversify its funding sources, hold a portfolio of liquid investments to meet its financial commitments, and limit its risks, including credit and market risks.
IBRD offers its borrowers, in middle-income and creditworthy low-income countries, long-term loans with maturities up to 35 years. For some projects, the maximum loan maturity can be extended to up to 50 years (Table
13). Borrowers may customize their repayment terms to meet their debt management or project needs, in multiple currencies. Borrowers have generally preferred loans denominated in U.S dollars and euros. IBRD also supports its borrowers by providing access to risk management products such as derivative instruments, including currency and interest rate swaps, catastrophe derivatives, and interest rate caps and collars.
To meet its development goals, IBRD intermediates funds for lending from the international capital markets.
IBRD’s loans are financed through its equity and from borrowings raised in the capital markets. IBRD is rated triple-A by the major rating agencies and its bonds are viewed as high-quality securities by investors. IBRD’s funding strategy is aimed at achieving the best long-term value on a sustainable basis for its borrowing members.
This strategy has enabled IBRD to borrow at favorable market terms and pass the savings on to its borrowing members. IBRD’s annual funding volumes vary from year to year, and funds raised are used to finance development projects and programs in member countries. Funds not deployed for lending are maintained in IBRD’s investment portfolio to supply liquidity for its operations.
IBRD uses derivatives to manage its exposure to various market risks from the above activities. These are used to align the interest and currency composition of its assets (loan and investment trading portfolios) with that of its liabilities (borrowing portfolio), and to stabilize earnings on the portion of the loan portfolio funded by equity. See
Section IX: Risk Management for additional details on how IBRD uses derivatives.

Management’s Discussion and Analysis	Section II: Overview

8	IBRD Management's Discussion and Analysis: June 30, 2024
Management believes that these risk management strategies, taken together, effectively manage market risk in
IBRD’s operations from an economic perspective. However, these strategies entail the use of derivatives, which introduce volatility in net income through unrealized mark-to-market gains and losses (particularly given the long-
term nature of some of IBRD’s assets and liabilities). Accordingly, management makes decisions on income allocation without reference to unrealized mark-to-market gains and losses on risk management instruments in the non-trading portfolios – see Basis of Reporting – Allocable Income.
Financial Performance
IBRD’s primary sources of revenue are from loans and investments, both net of funding costs (Figure 1). These revenues cover administrative expenses, provisions for losses on loans and other exposures2 (LLP), as well as transfers to Reserves, Surplus, and for other development purposes, including transfers to IDA.
In addition, other development activities generate non-interest revenue that is classified as Revenue from externally funded activities. These external funds include trust funds, reimbursable funds and revenues from fee-based services. Non-interest revenue from externally funded activities provides additional capacity to support the development needs of client countries.
Figure 1: Sources and Uses of Revenue

Sources
Uses
Simplified Balance Sheet
Revenue
Funding
Net Interest Revenue
Liquid Inv.
Debt
Loans
Equity
Return on Investments
-
Cost of debt
=
Investment Revenue, net
Loan revenue
-
Cost of debt
=
Loan Interest Revenue, net
Admin Expenses
LLP
Reserves
IDA, Other transfers & Surplus
Allocable Income

Basis of Reporting
Audited Financial Statements
IBRD’s financial statements conform with accounting principles generally accepted in the United States of America
(U.S. GAAP). All financial instruments in the investment and borrowing portfolios and all other derivatives are reported at fair value, with changes in fair value reported in the Statements of Income, except for changes in IBRD’s own credit, which are reflected in Other Comprehensive Income. IBRD’s loans are reported at amortized cost.
Management uses net income as the basis for deriving allocable income, as discussed below.

Management’s Discussion and Analysis	Section II: Overview

IBRD Management's Discussion and Analysis: June 30, 2024	9
2 Other exposures include deferred drawdown options (DDO), irrevocable commitments, exposures to member countries’ derivatives and guarantees.
Allocable Income
IBRD’s Articles of Agreement (the Articles) require that the Governors determine the allocation of income at the end of every fiscal year. Allocable income, which is a non-GAAP financial measure, is an internal management measure that reflects income available for allocation. IBRD defines allocable income as net income after certain adjustments, that are approved by the Board at the end of every fiscal year. These adjustments primarily relate to unrealized mark-to-market gains and losses associated with the non-trading portfolios, as well as the expenses for
Board of Governors-approved and other transfers, which primarily relate to the allocation of the prior year’s net income.
See Section III: Financial Results Section and Table 2, for details of the adjustments to reported net income to calculate allocable income.
The volatility in IBRD’s reported net income is usually driven by the unrealized mark-to-market gains and losses on the financial instruments in IBRD’s non-trading portfolios. IBRD’s risk management strategy entails the use of derivatives to manage market risk.  These derivatives are primarily used to align the interest rate and currency bases of its assets and liabilities. IBRD has elected not to designate any hedging relationships for accounting purposes.
Rather, all derivative instruments are reported at fair value on the Balance Sheets, with changes in fair values accounted for through the Statements of Income.
In line with its financial risk management policies, for the non-trading portfolios, unrealized mark-to-market gains and losses from instruments carried at fair value (borrowing portfolio, and derivatives in the loan and other ALM portfolios) are excluded from allocable income.
For the trading portfolio (investment portfolio), allocable income generally includes both realized and unrealized mark-to-market gains and losses. In some cases, the unrealized mark-to-market gains and losses on certain trades are excluded from allocable income when the underlying item is a physical asset held at amortized cost.

Management’s Discussion and Analysis	Section II: Overview

10	IBRD Management's Discussion and Analysis: June 30, 2024

Section III: Financial Results
Financial Results and Portfolio Performance
The following is a discussion of the key drivers of IBRD’s financial performance, including a reconciliation between
IBRD’s net income and allocable income.
Table 2: Condensed Statements of Income

In millions of U.S. dollars			Impact on income
For the fiscal year ended June 30,	2024	2023	Decrease	Increase
Revenue on interest earning assets
Loan interest revenue, net of funding costs [a]	$4,874	$3,874
Other ALM derivatives, net	(1,726)	(850)
Investment revenue, net of funding costs [a,b]	61	188
Total revenue on interest earning assets, net	$3,209	$3,212
Provision for losses on loans and other exposures	(94)	(683)
Net non-interest expenses (Table 5)	(1,436)	(1,459)
Net pension cost, other than service cost (Table 5)	194	205
Net other revenue (Table 4)	280	218
Board of Governors-approved and other transfers	(371)	(221)
Non-functional currency translation adjustments gains, net	73	39
Unrealized mark-to-market gains (losses) on non-trading portfolios, net [c]	287	(167)
Net Income	$2,142	$1,144
Adjustments to reconcile net income to allocable income:
Pension [d] and other adjustments	(304)	(181)
Board of Governors-approved and other transfers	371	221
Non-functional currency translation adjustment (gains), net	(73)	(39)
Unrealized mark-to-market (gains) losses on non-trading portfolios, net [c]	(287)	167
Allocable Income	$1,849	$1,312

a. Includes related derivatives.
b. Includes unrealized mark-to-market losses on the Investments-Trading portfolio of $12 million in FY24 (unrealized mark-to-
market gains of $28 million for FY23) and excludes gains from Post Employment Benefit Plan (PEBP) and Post Retirement
Contribution Reserve Fund (PCRF) and other adjustments of $112 million in FY24 ($74 million gains for FY23) reported in Net other revenue (Table 4).

c. Adjusted to exclude amounts reclassified to realized gains (losses).
d. Adjustment to pension accounting expense to arrive at pension plan contributions. Pension plan and PCRF contributions were $283 million in FY24 and $264 million in FY23.

1,000
(876)
(127)
(3)
589
23
(11)
62
(150)
34
454
998
(123)
150
(34)
(454)
537

Table 3: Condensed Balance Sheets

In millions of U.S. dollars
As of June 30,	2024	2023	Decrease	Increase
Investments and due from banks	$83,297	$79,824
Net loans outstanding [a]	260,236	241,041
Derivative assets, net	456	271
Other assets	12,623	11,505
Total Assets	$356,612	$332,641
Borrowings	261,790	237,265
Derivative liabilities, net	22,728	26,893
Other liabilities	8,610	8,101
Equity	63,484	60,382
Total Liabilities and Equity	$356,612	$332,641

a. The fair value of IBRD’s loans was $257,415 million as of June 30, 2024 ($236,521 million – June 30, 2023).

3,473
19,195
185
1,118
23,971
24,525
(4,165)
509
3,102
23,971

Management’s Discussion and Analysis	Section III: Financial Results

IBRD Management's Discussion and Analysis: June 30, 2024	11
The main drivers of the change in the Balance Sheet items are below:
•Increase in investments and due from banks primarily due to net new debt issuances exceeding net loan disbursements;
•Increase in net loans outstanding primarily from net loan disbursements;
•Increase in other assets reflecting the increase in accrued interest receivable on loans and the increase in receivable from investment securities traded;
•Increase in borrowings primarily due to net new issuances and unrealized mark-to-market losses as a result of the decrease in relevant interest rates, with offsetting gains on borrowing-related derivatives that decreased derivative liabilities;
•Increase in equity, primarily due to the increase in retained earnings and the increase in paid-in capital during the year.
Net Income
IBRD’s net income was $2,142 million in FY24, compared with net income of $1,144 million in FY23. The increase was primarily due to lower provision expenses for losses on loans and other exposures, and unrealized mark-to-
market gains on IBRD's non-trading portfolios in FY24, compared to unrealized mark-to-market losses in FY23
(Table 2).
Results from Lending activities
Loan Interest Revenue
Under IBRD’s pricing policy, the lending rates for all loans are based on the underlying cost of the borrowings funding these loans. After the effect of related derivatives, the loan and borrowing portfolios are based on variable interest rates. The portion of the loan portfolio funded by equity is sensitive to changes in interest rates.
Figure 2: Loan interest revenue and funding cost
(including related derivatives)
In millions of U.S. dollars

Loan interest revenue (including related derivatives)
Loan funding cost (including related derivatives)
20,000
15,000
10,000
5,000
0
FY20
FY21
FY22
FY23
FY24

Figure 3: Loan Interest Revenue, net of funding
costs a
In millions of U.S. dollars

Loan interest revenue, net of funding costs a
Loan interest revenue, net of funding costs a and Other ALM derivatives, net combined
6,000
4,000
2,000
0
FY20
FY21
FY22
FY23
FY24

a.Includes related derivatives.
IBRD’s FY24 loan interest revenue, net of funding costs was $4,874 million, an increase of $1,000 million compared with $3,874 million in FY23 (Figure 3). Other ALM derivatives moderate the impact of interest rate changes on the portion of the loan portfolio that is sensitive to interest rate movements, thereby partially stabilizing the net interest revenue earned from these loans (Figure 3). Other ALM derivatives comprise interest rate swaps, which are used to convert the variable rate cash flows from these loans to fixed rate cash flows.
The combined effect of the increase in loan interest revenue, net of $1,000 million and the increase in interest expenses from Other ALM derivatives, net of $876 million from FY23 to FY24, resulted in a total combined increase in net loan interest revenue of $124 million. This increase was primarily driven by the higher average loan

Management’s Discussion and Analysis	Section III: Financial Results

12	IBRD Management's Discussion and Analysis: June 30, 2024
balance during the year. This was partially offset by the impact from the lag in the 6-month London Interbank Offer
Rate (LIBOR) based borrowing portfolio resetting to Secured Overnight Financing Rate (SOFR) at higher rates during FY24, whereas the majority of the loan portfolio had transitioned to daily SOFR by the end of FY23.
Provision for losses on loans and other exposures
During FY24, IBRD recorded a provision expense for losses on loans and other exposures of $94 million, a $589 million lower expense compared to FY23. As the majority of IBRD’s loans carry a variable interest rate, changes in forward interest rates impact the expected losses that are recorded through the provision for losses on loans and other exposures in the Statements of Income. Accordingly, the decrease in expense was primarily driven by the decrease in the loss given default (severity), due to the lower increase in the relevant implied forward interest rates in FY24, compared to FY23. The severity reflects the expected losses from delays in receiving interest payments since IBRD does not charge interest for overdue interest.
Figure 4: Change in Net Loans Outstanding
In billions of U.S. dollars

280
270
260
250
240
230
241.0
33.5
(13.4)
*
(0.9)
260.2
Net Loans outstanding as of June 30, 2023
Gross loan disbursements
Repayments and prepayments
Accumulated provision for loan losses
Translation adjustments and others
Net Loans outstanding as of June 30, 2024

Figure 5: Net Loans Outstanding
In billions of U.S. dollars
* Indicates amount less than $0.1 billion.
As of June 30, 2024, IBRD’s net loans outstanding totaled $260.2 billion, $19.2 billion or 8% higher than June 30,
2023 (Figure 5). The increase was mainly attributable to $20.1 billion of net loan disbursements in FY24.
Gross disbursements were $33.5 billion, a $7.9 billion increase compared to FY23 (Table 10).
Results from Investing activities
Net Investment Portfolio
IBRD’s net investment portfolio was $82.7 billion as of June 30, 2024 ($79.2 billion as of June 30, 2023). Of this amount, $78.8 billion related to the liquid asset portfolio ($75.4 billion as of June 30, 2023). See Note C:
Investments in the Notes to the Financial Statements. The increase in the liquid asset portfolio was primarily due to the net new debt issuances that were higher than net loan disbursements during the year, and in line with the higher target liquidity level in FY24 (See Section VI: Investment Activities).
Net Investment Revenue
During FY24, IBRD’s net investment revenue decreased by $127 million, compared to FY23. This was primarily driven by the higher funding costs that exceeded the increase in investment interest income due to higher average interest rates in FY24.

Management’s Discussion and Analysis	Section III: Financial Results

IBRD Management's Discussion and Analysis: June 30, 2024	13
Figure 6: Net Investment Portfolio
In billions of U.S. dollars

Liquid asset portfolio
Other investments portfolio
100
80
60
40
20
0
2.6
3.1
3.3
3.8
3.9
79.9
82.8
78.8
75.4
78.8
Jun 20
Jun 21
Jun 22
Jun 23
Jun 24

Figure 7: Investment Revenue, net
In millions of U.S. dollars

250
200
150
100
50
0
(50)
FY20
FY21
FY22
FY23
FY24

Results from Borrowing activities
As of June 30, 2024, the borrowing portfolio was $287.1 billion, $20.3 billion higher than June 30, 2023 (Note E:
Borrowings in the Notes to the Financial Statements). The increase was primarily due to net new debt issuances during the year. New issuances of medium-and long-term debt of $52.4 billion during the year (Table 25) were diversified by investor profile and location, with an average maturity of 5.9 years. The funds raised financed development lending operations and satisfied the liquidity requirements.
Figure 8: Borrowing Portfolio (original maturities)
In billions of U.S. dollars

Short-term
Medium-and long-term
300
250
200
150
100
50
0
11.0
10.2
15.1
10.1
9.0
226.2
243.5
241.8
256.7
278.1
Jun 20
Jun 21
Jun 22
Jun 23
Jun 24

Net Other Revenue
Net other revenue represents certain non-interest sources of revenue, which was higher by $62 million during FY24.
The increase included higher investment earnings from the PEBP and PCRF holdings, consistent with prevailing market conditions.

Table 4: Net Other Revenue
In millions of U.S. dollars
For the fiscal year ended June 30,	2024	2023	Variance
Loan commitment fees	$149	$124	$25
Guarantee fees	19	15	4
Others, including net earnings from the PEBP and PCRF	112	79	33
Net other revenue (Table 2)	$280	$218	$62

Management’s Discussion and Analysis	Section III: Financial Results

14	IBRD Management's Discussion and Analysis: June 30, 2024
Net Non-Interest Expenses
As shown in Table 5, IBRD’s net non-interest expenses are primarily comprised of administrative expenses, net of revenue from externally funded activities, and include costs related to Bank-executed activities for trust funds and other externally funded activities. IBRD and IDA's administrative budget is a single resource envelope that funds the combined work programs of both entities. The allocation of net administrative expenses between IBRD and IDA is based on an agreed cost and revenue sharing methodology, approved by their Boards, which is primarily driven by the relative level of lending, knowledge services, and other services between these two entities.
Figure 9: Net Non-Interest Expenses (GAAP basis)
In millions of U.S. dollars
The decrease in net non-interest expenses on a GAAP basis was primarily driven by higher revenue from externally funded activities and lower pension service cost. The decrease in pension service cost was mainly driven by the higher pension discount rate used to measure the pension liabilities. The decrease in non-interest expenses was partially offset by higher staff costs and higher travel expenses. On an allocable income basis, net non-interest expenses for FY24 increased primarily due to higher staff costs and travel expenses (Table 5).

Table 5: Net Non-Interest Expenses
In millions of U.S. dollars
For the fiscal year ended June 30,	2024	2023	Variance
Administrative expenses
Staff costs	$1,178	$1,082	$96
Travel	158	142	16
Consultant fees and contractual services	518	505	13
Pension service cost [a]	284	351	(67)
Communications and technology	99	91	8
Premises and equipment	126	128	(2)
Other expenses	16	21	(5)
Total administrative expenses	$2,379	$2,320	$59
Contributions to special programs (Section V)	17	17	—
Revenue from externally funded activities: (Section V)
Reimbursable revenue – Bank-executed activities for trust funds	(612)	(570)	(42)
Reimbursable advisory services	(47)	(52)	5
Revenue - Trust fund administration	(99)	(62)	(37)
Restricted revenue (primarily externally financed outputs)	(8)	(3)	(5)
Revenue - Asset management services	(17)	(16)	(1)
Other revenue	(177)	(175)	(2)
Total Revenue from externally funded activities	$(960)	$(878)	$(82)
Net non-interest expenses (Table 2)	1,436	1,459	(23)
Net pension cost, other than service cost [b] (Table 2)	(194)	(205)	11
Net Non-Interest Expenses - GAAP Basis	$1,242	$1,254	$(12)
Adjustments to arrive at net non-interest expenses - allocable income basis
Pension, Externally Financed Outputs (EFO) and Reserve Advisory and Management Partnership (RAMP) adjustments [c]	192	107	85
Net non-interest expenses - Allocable income basis	$1,434	$1,361	$73

a. The pension service cost represents the cost of benefits attributable to services performed by employees for the Bank during the fiscal year. See Notes to Financial Statements, Note K: Pension and Other Post-Retirement Benefits.

b. Amount is included in Non-interest expenses - Other in the Statements of Income (Table 2).
c. Adjustments are included in the Pension and other adjustments line in Table 2.

Management’s Discussion and Analysis	Section III: Financial Results

IBRD Management's Discussion and Analysis: June 30, 2024	15
IBRD’s goal is to have its net administrative expenses covered by its loan spread revenue (Box 1) and certain fee revenue, using a measure referred to as the Budget Anchor. In FY24, IBRD’s Budget Anchor was 62.7%, an
increase of 2.4% compared with 60.3% in FY23. The increase was primarily due to the increase in net administrative expenses outpacing the increase in budget anchor revenue. Growth in loan spread revenue was moderated in FY24 by the impact from the lag in the 6-month London Interbank Offer Rate (LIBOR) based borrowing portfolio resetting to Secured Overnight Financing Rate (SOFR) at higher rates during FY24, whereas the majority of the loan portfolio had transitioned to daily SOFR by the end of FY23 (see Table 6 for details of the
Budget Anchor components).

Table 6: Budget Anchor Ratio
In millions of U.S. dollars
For the fiscal year ended June 30,	2024	2023	Variance
Total Net non-interest expenses (From Table 5)	$1,242	$1,254	$(12)
Pension adjustment (From Table 8) [a]	194	119	75
RAMP adjustment [a]	(2)	(1)	(1)
EFO adjustment [a]	—	(11)	11
Net administrative expenses – for Budget Anchor	$1,434	$1,361	$73

Loan spread revenue, net	2,119	2,118	1
Loan commitment fees (From Table 4)	149	124	25
Guarantee fees (From Table 4)	19	15	4
Budget anchor revenue	$2,287	$2,257	$30
Budget Anchor	62.7%	60.3%
a.These adjustments are made to arrive at net administrative expenses used for allocable income purposes. For more information see Table 8 in Net Income Allocation section.
Unrealized mark-to-market gains/losses on non-trading portfolios
Unrealized mark-to-market gains and losses associated with the non-trading portfolios are excluded from reported net income to arrive at allocable income. As a result, from a long-term financial sustainability perspective, income allocations are generally based on amounts that have been realized (except for the Investments-Trading portfolio, as previously discussed). For FY24, $287 million of net unrealized mark-to-market gains ($167 million net unrealized mark-to-market losses in FY23) were excluded from reported net income to arrive at allocable income (Table 2).

Table 7: Unrealized Mark-to-Market gains/ (losses) on non-trading portfolios [a]
In millions of U.S. dollars
For the fiscal year ended June 30,	2024	2023	Variance
Loan related derivatives	$(458)	$1,673	$(2,131)
Other asset/liability management derivatives, net	708	(1,642)	2,350
Borrowings, including related derivatives	7	(198)	205
Client operations and other derivatives, net	30	—	30
Total	$287	$(167)	$454

a. Adjusted to exclude amounts reclassified to realized mark-to-market gains (losses).
Loan Portfolio
Loans are reported at amortized cost on the Balance Sheets and therefore the mark-to-market effect on loans is not reflected in reported net income. However, the derivatives used to convert the loans from fixed-rate to variable-rate instruments, for asset / liability management purposes, are reported at fair value. From an economic perspective,
IBRD’s loans, after the effect of derivatives, carry variable interest rates and have a low sensitivity to interest rate movements.  The unrealized mark-to-market losses on loan related derivatives were $458 million in FY24, primarily due to the decrease in relevant interest rates during the year. See Section IX: Risk Management for additional details on how IBRD uses derivatives in the loan portfolio.

Management’s Discussion and Analysis	Section III: Financial Results

16	IBRD Management's Discussion and Analysis: June 30, 2024
Other ALM Portfolio
IBRD uses derivatives to stabilize its interest revenue from the portion of loans that is sensitive to changes in short -
term interest rates. The Other ALM portfolio consists of derivatives which convert variable rate loan cash flows to fixed rate loan cash flows. In FY24, IBRD recorded unrealized mark-to-market gains of $708 million on this portfolio, primarily due to the decrease in relevant interest rates as of June 30, 2024 compared to June 30, 2023. The duration of this portfolio was 4.6 years as of June 30, 2024, within the Board established limit of 5 years.
Borrowing Portfolio
IBRD’s bonds and the related derivatives are reported at fair value. IBRD recorded $7 million of net unrealized mark-to-market gains on IBRD’s bonds and associated derivatives, due to the decrease in relevant interest rates as of
June 30, 2024 compared to June 30, 2023. The gains on the bond-related derivatives exceeded the losses on the bonds. The net unrealized mark-to-market losses on IBRD’s bonds exclude changes in IBRD’s own credit, referred to as the Debit Valuation Adjustment (DVA) on Fair Value Option elected liabilities, which is instead recorded in
Accumulated Other Comprehensive Income (AOCI). In FY24, the DVA was $322 million of unrealized mark-to-
market gains, resulting mainly from the widening of IBRD’s credit spreads relative to the applicable reference rate during the year. As of June 30, 2024, IBRD’s Balance Sheets included a cumulative DVA of $673 million of mark-
to-market gains reflected in AOCI (See Notes to the Financial Statements, Note J – Fair Value Disclosures).
Board of Governors-approved Transfers
On August 21, 2023, IBRD’s Board of Governors approved a transfer of $80 million from Surplus to the Trust Fund for Gaza and the West Bank, and $40 million from Surplus to the IBRD Fund for Innovative Global Public Goods
Solutions (subsequently renamed IBRD Surplus-Funded Livable Planet Fund or LPF1). The transfers were made on
September 6, 2023 and September 12, 2023 respectively. During the fiscal year ended June 30, 2024, out of the cumulative transfers of $125 million to LPF1, no transaction met the criteria for recognition as an expense in the
Statement of Income. As of June 30, 2024, the balance available for disbursements out of the cumulative transfers to
LPF1 was $101 million.
On October 13, 2023, IBRD’s Board of Governors approved a transfer to IDA of $291 million and a transfer of $100 million to Surplus out of the net income earned in the fiscal year ended June 30, 2023. The transfer to IDA was made on October 24, 2023.

Management’s Discussion and Analysis	Section III: Financial Results

IBRD Management's Discussion and Analysis: June 30, 2024	17
Net Income Allocation
Management recommends allocations of income to the Board, at the end of each fiscal year, to augment reserves and support developmental activities. These allocations are based on allocable income. As illustrated in Table 8, the key differences between allocable income and net income relate to unrealized mark-to-market gains and losses on
IBRD’s non-trading portfolios, and expenses related to Board of Governors-approved and other transfers.

Table 8: Allocable Income
In millions of U.S. dollars
For the fiscal years ended June 30,	2024	2023
Net Income	$2,142	$1,144
Adjustments to Reconcile Net Income to Allocable Income:
Board of Governors-approved and other transfers	371	221
Non-functional currency translation adjustments gains, net [a]	(73)	(39)
Unrealized mark-to-market losses (gains) on non-trading portfolios, net [b]	(287)	167
Pension [c]	(194)	(119)
PEBP and PCRF adjustment	(112)	(74)
Other adjustments	2	12
Allocable Income	$1,849	$1,312

Recommended Allocations
General Reserve	834	921
Surplus	500	100
Transfer to IDA	515	291
Total Allocations	$1,849	$1,312

a. Translation adjustments relating to assets and liabilities denominated in non-functional currencies.
b. Adjusted to exclude amounts reclassified to realized gains/losses.
c. Represents the difference between the pension cost incurred and pension contributions.
All of the adjustments between reported net income and allocable income are recommended by management and approved by the Board:
Board of Governors-approved and other transfers
Board of Governors-approved and other transfers refer to the allocations recommended by the Board and approved by the Governors, as part of the prior year’s net income allocation process and subsequent decisions on uses of surplus, as well as on payments from restricted retained earnings.
Since these amounts primarily relate to allocations out of IBRD’s FY23 allocable income, Surplus, or restricted retained earnings, they are excluded from FY24 reported net income in calculating FY24 allocable income.
Non-functional currency translation adjustment gains/losses
Translation gains and losses relating to non-functional currencies are reflected in reported net income. Since these are unrealized gains/losses that relate to asset/liability positions still held by IBRD, they are excluded from reported net income to arrive at allocable income.
Unrealized mark-to-market gains/losses on non-trading portfolios
These mainly comprise unrealized mark-to-market gains and losses on the loan, borrowing, and other ALM portfolios as previously discussed.
Unrealized mark-to-market gains/losses on certain positions in the investments-trading portfolio, net
This adjustment applies to trades where the unrealized gains and losses on derivative forward contracts are recorded in the Statements of Income and the underlying physical assets being purchased and sold are recorded at amortized cost during the holding period.  In these cases, the unrealized gains and losses on the forward contract at the end of

Management’s Discussion and Analysis	Section III: Financial Results

18	IBRD Management's Discussion and Analysis: June 30, 2024
the reporting period (if any) are excluded from net income when calculating allocable income. As of June 30, 2024, there were no active trades requiring adjustment.
Pension, PEBP and PCRF adjustments
The Pension adjustment reflects the difference between the accounting expense and IBRD’s cash contributions to the pension plans, the Post-Employment Benefit Plan (PEBP), and the Post-Retirement Contribution Reserve Fund
(PCRF). It also includes investment revenue earned on pension plan, PEBP, and PCRF assets. The PCRF was established by the Board to stabilize contributions to the pension and post-retirement benefits plans. Management bases allocation decisions on IBRD’s cash contributions to the pension plans, PEBP and PCRF, rather than pension accounting expenses. In addition, Management has designated the income from these assets to meet the future needs of the pension plans. As a result, PEBP and PCRF investment revenues are excluded from allocable income.
Other Adjustments
•Under certain arrangements (such as Externally Financed Outputs), IBRD enters into agreements with donors under which it receives grants to finance specified IBRD outputs or services. These funds may be utilized only for the purposes specified in the agreements and are, therefore, considered restricted until IBRD has fulfilled those purposes. Management excludes amounts arising from these arrangements from allocable income because IBRD has no discretion over the use of the related funds. In line with this, in FY24, income of less than $1 million was transferred to restricted retained earnings (Table 8). Consequently, the net balance of these restricted funds increased by the same amount.
•Under the Board-approved framework, RAMP fees are dedicated for the purpose of providing technical assistance and asset management services to external clients. Due to the potential timing mismatch between fee revenue (recognized as earned) and program expenditures (recognized when incurred), fees earned in a given fiscal year may be used to provide services in a future fiscal year. To ensure that RAMP revenues are only used for the delivery of RAMP services, and not allocated for other purposes, any difference between fee revenue and expenses from RAMP included in reported net income are excluded to arrive at allocable income. Allocable income for FY24 was adjusted for the $2 million excess of RAMP expenses over the fee revenue from RAMP (Table 8).

Management’s Discussion and Analysis	Section III: Financial Results

IBRD Management's Discussion and Analysis: June 30, 2024	19
Income Allocation
Since 1964, IBRD has made transfers to IDA from its net income, upon approval by the Board of Governors. In
FY17, the Board approved a formula-based approach for determining IBRD’s transfers to IDA. The approach links proposed transfers to IDA with IBRD’s allocable income for the year, ensuring that most allocable income is retained to grow IBRD’s reserves. In addition, as part of the commitment made under the 2018 capital package, the incremental revenue from the 2018 price increase is excluded from the formula used to calculate the amount to be transferred to IDA, and fully retained in IBRD’s reserves.
IBRD’s strong support of IDA is reflected in the $16.8 billion of cumulative income transfers it has made since
IDA’s first replenishment.
Annual IDA transfer recommendations are subject to approval by the Governors as part of the net income allocation process in accordance with IBRD’s Articles. In making their decisions, Governors will continue to take the overall financial standing of IBRD into consideration.
Allocable income in FY24 was $1,849 million, and out of this, the Board approved the allocation of $834 million to the General Reserve on August 6, 2024, and the Board recommended to IBRD’s Governors a transfer of $515 million to IDA and $500 million to Surplus.
Figure 10: FY24 Allocable Income and Income Allocation
In millions of U.S. dollars
Transfer to IDA
$515
General Reserve
$834
Surplus
$500
Allocable Income
$1,849
In addition, on July 31, 2024, the Board approved a recommendation to IBRD's Governors for a transfer of $100 million from Surplus available as of June 30, 2024, to the Trust Fund for Gaza and the West Bank.

Management’s Discussion and Analysis	Section III: Financial Results

20	IBRD Management's Discussion and Analysis: June 30, 2024

Section IV: Lending Activities
IBRD provides financing instruments and knowledge services to middle-income and creditworthy low-income countries, while ensuring that social, environmental, and governance considerations are taken into account. Country teams with an understanding of each country’s circumstances work with clients to tailor the mix of instruments, products, and services.
Engagement with borrowing members is increasingly aligned with IBRD’s strategic priorities. IBRD remains focused on countries' priorities while also taking into consideration its corporate priorities, including engagements that address global challenges.
Projects and programs supported by IBRD are designed to achieve a positive social impact and undergo a rigorous review and internal approval process, aimed at safeguarding equitable and sustainable economic growth, that includes early screening to identify environmental and social impacts and designing mitigation actions. From July 1,
2023, new financing and guarantees provided by IBRD are being assessed against the objectives of the Paris
Agreement and a country's pathway towards low greenhouse gas emissions and climate-resilient development.
Financing cycles involve identifying and appraising a project and approving and disbursing the funds. In response to emergency situations, such as natural disasters and crises, IBRD is able to accelerate the preparation and approval cycle.
Loan disbursements must meet the requirements set out in loan agreements. During implementation of IBRD-
supported operations, IBRD’s staff review progress, monitor compliance with IBRD policies, and help resolve any problems that may arise. The Independent Evaluation Group, an IBRD unit whose Director General reports to the
Board, evaluates the extent to which operations have met their development objectives.
All IBRD loans, are made to, or guaranteed by, member countries. IBRD may also make loans to IFC without any guarantee. In most cases, IBRD’s Board approves each loan and guarantee after appraisal of a project by staff.
Under the Multiphase Programmatic Approach, the Board may approve an overall program framework, its financing envelope and the first appraised phase, and then authorize Management to appraise and commit financing for later program phases.
For FY25, eligible countries with 2023 per capita Gross National Income (GNI) of more than $1,335 are eligible for new lending from IBRD.
Net Lending Commitments and Gross Disbursements
IBRD provided $37.6 billion of new net loan commitments in FY24, through 126 operations (including blend operations), a decrease of $1.0 billion (3%) compared to FY23.

Table 9: Net Commitments by Region
In millions of U.S. dollars
For the fiscal year ended June 30,	2024	% of total	2023	% of total	Variance
Eastern and Southern Africa	$2,914	8%	$2,364	6%	$550
Western and Central Africa	1,725	5	564	2	1,161
East Asia and Pacific	6,788	18	6,636	17	152
Europe and Central Asia	9,302	25	10,162	26	(860)
Latin America and the Caribbean	9,463	25	9,828	26	(365)
Middle East and North Africa	4,233	11	4,697	12	(464)
South Asia	3,143	8	4,321	11	(1,178)
Total	$37,568	100%	$38,572	100%	$(1,004)

Management’s Discussion and Analysis	Section IV: Lending Activities

IBRD Management's Discussion and Analysis: June 30, 2024	21

Table 10: Gross Disbursements by Region
In millions of U.S. dollars
For the fiscal year ended June 30,	2024	% of total	2023	% of total	Variance
Eastern and Southern Africa	$3,126	9%	$1,690	7%	$1,436
Western and Central Africa	240	1	161	1	79
East Asia and Pacific	5,492	16	4,350	17	1,142
Europe and Central Asia	10,574	32	4,833	19	5,741
Latin America and the Caribbean	6,305	19	8,216	32	(1,911)
Middle East and North Africa	3,332	10	2,964	11	368
South Asia	4,381	13	3,290	13	1,091
Total	$33,450	100%	$25,504	100%	$7,946

Lending Categories
IBRD’s lending is classified in three categories: investment project financing, development policy financing, and program-for-results (Figure 11).
Investment Project Financing (IPF)
IPF provides financing for a wide range of activities aimed at creating the physical and social infrastructure necessary to reduce poverty and create sustainable development. IPF generally disburses over 5 to 10-years. FY24 net IPF commitments  were $14.6 billion, compared with $17.4 billion in FY23.
Development Policy Financing (DPF)
DPF aims to support borrowers in achieving sustainable development through a program of policy and institutional actions.  Examples of DPF projects include strengthening public financial management, improving the investment climate, addressing bottlenecks to improve service delivery, and diversifying the economy. DPF supports reforms through non-earmarked general budget financing. DPF provides fast-disbursing financing to help borrowers address actual or anticipated financing requirements. FY24 net DPF commitments were $15.9 billion, compared with $14.0 billion in FY23.
Program-for-Results (PforR)
PforR helps countries improve the design and implementation of their development programs and achieve specific results by strengthening institutions and building capacity. PforR disburses when agreed results are achieved and verified. Results are identified and agreed upon during the loan preparation stage. FY24 net PforR commitments were $7.1 billion, compared with $7.2 billion in FY23.
Figure 11: Percentage Share of Lending Categories for Annual Net Commitments
In billions of U.S. dollars, except rates in percentages

Management’s Discussion and Analysis	Section IV: Lending Activities

22	IBRD Management's Discussion and Analysis: June 30, 2024
Currently Available Lending Products
As of June 30, 2024, 84 member countries were eligible to borrow from IBRD. See Appendix for a list of eligible countries.
IBRD Flexible Loans (IFLs)
IFLs allow borrowers to customize their repayment terms (i.e., grace period, repayment period, and amortization profile) to meet their debt management or project needs. The IFL previously offered two types of loan terms:
variable-spread terms and fixed-spread terms. Effective April 1, 2021, IBRD’s offering of loans on fixed spread terms as well as a related conversion feature from the variable spread terms to fixed spread terms was suspended
(see section IX: Risk Management). As of June 30, 2024, 76% of IBRD’s loans outstanding carried variable-spread terms and 24% had fixed-spread terms. See Table 13 for details of loan terms for IFL loans.
IFLs include options to manage the currency and/or interest rate risk over the life of the loan. The outstanding balance of loans for which currency or interest rate conversions have been exercised was $52.7 billion as of June 30,
2024 and $41.7 billion as of June 30, 2023. IFLs may be denominated in the currency or currencies chosen by the borrower if IBRD can efficiently intermediate in that currency. Using currency conversions, some borrowing member countries have converted their IBRD loans into domestic currencies to reduce their foreign currency exposure for projects or programs that do not generate foreign currency revenue. These local currency loans may carry fixed or variable-spread terms. The balance of local currency loans outstanding was $3.2 billion as of June 30,
2024 and $3.4 billion as of June 30, 2023, respectively. Box 1 below shows the components of the spread on
IBRD’s IFLs and how these are determined.
Box 1: Components of Loan spread

Contractual lending spread	Subject to the Board's periodic review
Maturity Premium
Market Risk Premium [a]	Set by Management
Funding Cost Margin
a. This is only applicable to fixed spread loans which are not currently offered.
The ability to offer long-term financing distinguishes development banks from other sources of funding for member countries.  Since IBRD introduced maturity-based pricing in 2010, most countries continue to choose loans with the longer maturities with a higher maturity premium, highlighting the value of longer maturities to member countries.

Table 11: Net Commitments by Maturity
In millions of U.S. dollars
Maturity	For the fiscal year ended June 30, 2024	For the fiscal year ended June 30, 2023
< 8 years	$1,477	$5,838
8-10 years	7,498	4,251
10-12 years	7,020	14,898
12-15 years	4,425	4,388
15-18 years	4,086	2,559
>18 years	12,395	6,597
Guarantee Commitments	667	41
Total Net Commitments	$37,568	$38,572

Management’s Discussion and Analysis	Section IV: Lending Activities

IBRD Management's Discussion and Analysis: June 30, 2024	23
Other Lending Products Currently Available
In addition to IFLs, IBRD offers loans with a deferred drawdown option, Special Development Policy Loans
(SDPLs), loan-related derivatives, and loans to IFC (Box 2).
Box 2: Other Lending Products as of June 30, 2024

Lending Product	Description
Loans with a Deferred Drawdown Option
The Development Policy Loan Deferred Drawdown Option (DPL DDO) gives borrowers the flexibility to rapidly obtain the financing they require.  For example, such funds could be needed owing to a shortfall in resources caused by unfavorable economic events, such as declines in growth or unfavorable shifts in commodity prices or terms of trade. The Catastrophe Risk DDO (CAT DDO) enables borrowers to access immediate funding to respond rapidly in the wake of a natural disaster. The Investment Project
Financing DDO (IPF DDO) provides clients with contingent financing for specific investment project expenditures to increase financial preparedness for certain crisis response needs. Under the DPL DDO, borrowers may defer disbursement for up to three years, renewable for an additional three years. Under the IPF DDO, borrowers may defer disbursement for up to five years, renewable for an additional three years. The CAT DDO has a revolving feature and the three-year drawdown period may be renewed up to four times, for a total maximum drawdown period of 15 years (Table 13). As of June 30, 2024, the amount of DDOs disbursed and outstanding was $9.5 billion (compared to $9.3 billion on June 30,
2023), and the undisbursed amount of effective DDOs was $0.5 billion, compared to $0.1 billion a year earlier.

Special Development Policy Loans (SDPLs)
SDPLs support structural and social reforms by creditworthy borrowers that face a possible global financial crisis or are already in a crisis and have extraordinary and urgent external financing needs.
There were no amounts outstanding as of June 30, 2024 and June 30, 2023. IBRD made no new SDPL commitments in either FY24 or FY23.

Loan-Related Derivatives
IBRD assists its borrowers with access to better risk management tools by offering derivative instruments, including currency and interest rate swaps and interest rate caps and collars, associated with their loans. These instruments may be executed either under a master derivatives agreement, which substantially conforms to industry standards, or under individually negotiated agreements. Under these arrangements, IBRD passes through the market cost of these instruments to its borrowers. The balance of loans outstanding for which borrowers had entered into currency or interest rate derivative transactions under a master derivatives agreement with IBRD was $8.9 billion as of June 30, 2024 and
$9.0 billion as of June 30, 2023.

Loans with IFC
IBRD provides loans to IFC in connection with the release of a member's National Currency Paid-In
Capital (NCPIC) to IBRD. (See Section VIII for explanation of NCPIC).  There were no loans outstanding as of June 30, 2024 and June 30, 2023.

Lending Terms Applicable to IBRD Products
The current pricing structure classifies member countries into four pricing groups, based on income and other factors, and relates the maturity premium to the exemptions, discounts or surcharges applicable to each pricing group (Table 12).
Table 12: Country Pricing Group and Maturity Premium (in basis points)

Country pricing group	Description	Maturity Premium [a]

A
Blends [b], small states, countries in fragile and conflict-affected situations (FCS) and recent IDA graduates. These countries are exempt from the maturity premium increase regardless of their income levels.
0-50 [c]
B	Countries below-GDI which do not qualify for an exemption listed in Group A.	0-70
C	Countries above-GDI, but below high-income status and which do not qualify for an exemption listed in Group A.	0-90
D	Countries with high income status and which do not qualify for an exemption listed in Group A.	5-115
a. Based on the weighted average maturity of the loan, borrower’s income, and other factors, approved by the Board and reviewed annually.
b. Countries eligible for IDA and IBRD loans.
c. Member countries in group A are exempt from the maturity premium increase applicable from July 1, 2018.

Management’s Discussion and Analysis	Section IV: Lending Activities

24	IBRD Management's Discussion and Analysis: June 30, 2024

Table 13: Loan Terms Available During Fiscal Year Ended June 30, 2024
Basis points, unless otherwise noted
	IBRD Flexible Loan (IFL) a b	Special Development Policy Loans (SDPL)
	Variable-spread Terms
Final maturity	35 years [c]	10 years
Maximum weighted average maturity	20 years [c]	7.5 years
Reference market rate	Market-based variable rate index	Market-based variable rate index
Spread
Contractual lending spread	50	min. 200
Maturity premium	0-115 [d]	—
Funding cost margin	Actual average funding cost incurred during the preceding six- month period	—
Charges
Front-end fee	25	100
Late service charge on principal payments received after 30 days of due date [e]	50	—
Commitment Fee f g	25	25

	Development Policy Loan Deferred Drawdown Option		Catastrophe Risk Deferred Drawdown Option
Reference market rate	Market-based variable rate index		Market-based variable rate index
Contractual lending spread	IFL variable in effect at the time of withdrawal
Front-end fee	25		50 [h]
Renewal fee	—		25
Stand-by fee	50 [f]	[g]	—
a.There is an implicit floor of zero on the overall interest rate in IBRD’s loans.
b. Effective April 1, 2021, IBRD suspended offering loans with fixed spread terms.
c. For some projects addressing global challenges with cross border externalities, the maximum loan maturity is extended to up to
50 years and the maximum weighted average maturity is extended to up to 25 years.
d. Based on the weighted average maturity of the loan and on country pricing group.
e. See Box 6 in Section IX for a discussion of overdue payments.
f. Certain waivers of commitment / stand-by fees payable during the first year of financing for health-related COVID-19 operations are approved under the Fast Track COVID-19 Facility.
g. For operations approved under the Additional Financing to the COVID-19 Strategic Preparedness and Response Program
(SPRP), the commitment fee is waived for a period of up to 18 months starting from the date of approval of the relevant operation.
h. For CAT-DDOs approved under the Fast Track COVID-19 Facility, the Front-End Fee is reduced to 25bps.

IBRD now offers a climate resilient debt clause (CRDCs) for eligible new and existing loans (with minimum remaining maturity of five years), for certain borrowers3. CRDCs allow eligible borrowing countries to defer payments of principal, interest or charges for up to two years after a qualifying natural disaster. After the deferral period, the borrower will restart payments of the deferred amounts according to a modified amortization schedule that maintains the average weighted maturity of the loan, and does not extend the final maturity date.
Discontinued Lending Products
IBRD’s loan portfolio includes lending products whose terms are no longer available for new commitments. These products include currency pool loans and fixed-rate single-currency loans. As of June 30, 2024, loans outstanding of
$445 million (0.2% of the portfolio) carried terms no longer offered, with final maturity in May 2026.

Management’s Discussion and Analysis	Section IV: Lending Activities

IBRD Management's Discussion and Analysis: June 30, 2024	25
3 Eligible borrowers are IBRD Small State Economies, members of the Small States Forum, and Small Island Developing States as defined by the
United Nations.
Waivers
Loan terms offered prior to September 28, 2007 included a partial waiver of interest and commitment charges on eligible loans, which were approved by the Board on annual basis until FY23. In FY23, the Board approved that in view of the small residual balance in these loans, the same waiver rates apply on all future payments for all eligible loans without recurring annual Board approval. The foregone income in FY24 due to such approved waivers was $9 million (FY23: $16 million).
Figure 12 illustrates a breakdown of IBRD’s undisbursed balances by financial loan terms. As of June 30, 2024,
80% of loans outstanding were denominated in U.S. dollars, 18% were denominated in euros and 2% were denominated in other currencies, before the use of derivatives. The interest and currency profile of loans outstanding after the use of derivatives for risk management purposes is discussed under Market Risk in Section IX.

Table 14: Loans outstanding by interest rate structure, excluding derivatives
In millions of U.S. dollars, except for ratios
June 30, 2024						June 30, 2023
Product terms	Total	% of Total	Of which reference rate is	Total	% of Total	Product terms	Total	% of Total	Of which reference rate is	Total	% of Total
Fixed Spread Loans	$63,170	24%	Fixed	$31,110	12%	Fixed Spread Loans	$65,340	27%	Fixed	$32,678	14%
			Variable	32,060	12				Variable	32,662	13
Variable Spread Loans	200,020	76	Fixed	20,362	8	Variable Spread Loans	178,556	73	Fixed	7,770	3
			Variable	179,658	68				Variable	170,786	70
Total	$263,190	100%		$263,190	100%		$243,896	100%		$243,896	100%

Figure 12: Undisbursed Balances by Loan Terms
In millions of U.S. dollars, except for ratios

Fixed Spread terms, 12%
Variable Spread terms, 88%

June 30, 2024
June 30, 2023
$85,058
$85,112

Management’s Discussion and Analysis	Section IV: Lending Activities

26	IBRD Management's Discussion and Analysis: June 30, 2024

Section V: Other Development Activities
IBRD continues to deliver value to its client countries through its knowledge services, convening power, and capacity to implement solutions that address global issues where coordinated action is critical.
IBRD also assists clients with designing financial products and structuring transactions to help mobilize resources for development projects and mitigate the financial effects of market volatility and disasters.
Other financial products and services provided to borrowing member countries, and to affiliated and non-affiliated organizations, include financial guarantees, grants, externally-funded activities, and advisory services and analytics.
Guarantees
IBRD offers project-based and policy-based guarantees for priority projects and programs in member countries.
IBRD also offers guarantees for enclave operations. Project-based guarantees are provided to mobilize private financing for projects; they are also used to mitigate projects’ payment- and performance-related risks. Policy-based guarantees are provided to mobilize private financing for sovereigns or sub- sovereigns. IBRD’s guarantees are partial and are intended to provide only the coverage necessary to obtain the required private financing, considering country, market and, if appropriate, project circumstances. All guarantees require a sovereign counter-guarantee and indemnity, comparable to the requirement of a sovereign guarantee for IBRD lending to sub-sovereign and non-
sovereign borrowers (Box 3). On July 1, 2024, the WBG Guarantee Platform, housed at MIGA, was launched to bring together products and experts from the World Bank, IFC, and MIGA and aims to boost WBG annual guarantee issuances for all entities.
Box 3: Types of Guarantees Provided by IBRD

Guarantee	Description
Project-based guarantees
Two types of project-based guarantees are offered:
1.Loan guarantees: these cover loan-related debt service defaults caused by the government’s failure to meet specific payment and/or performance obligations arising from contract, law or regulation, in relation to a project. Loan guarantees include coverage for debt service defaults on:
(i) commercial debt, normally for a private sector project where the cause of debt service default is specifically covered by IBRD’s guarantee; and, (ii) a specific portion of commercial debt irrespective of the cause of such default, normally for a public-sector project.
2.Payment guarantees: These cover payment default on non-loan related government payment obligations to private entities and foreign public entities arising from contract, law or regulation.

Policy-based guarantees
These cover debt service default, irrespective of the cause of such default, on a specific portion of commercial debt owed by national or sub national government and associated with the supported government’s program of policy and institutional actions.

Guarantees for enclave operations
IBRD extends guarantees for projects in IDA-only member countries that (i) are expected to generate large economic benefits with significant developmental impact in the member country; and (ii) cannot be fully financed out of the country’s own resources, IDA resources, or other concessional financing. The provision of IBRD support to enclave operations is subject to credit enhancement features that adequately mitigate IBRD’s credit risk.

Table 15: Pricing for IBRD Project-Based and Policy-Based Guarantees
	Basis Points
Charges for the fiscal year ended June 30,	2024	2023
Front-end fee	25	25
Processing fee a b	Up to 50	Up to 50
Initiation fee c b	15	15
Standby fee	25	25
Guarantee fee [d]	50-165	50-165
a. Determined on a case by case basis. In exceptional cases, projects can be charged over 50 bps of the guarantee amount.
b. Not applicable for public projects.
c. The initiation fee is 15 basis points of the guaranteed amount or $100,000, whichever is greater.
d. Based on the weighted average maturity of the guarantee and country pricing group.

Management’s Discussion and Analysis	Section V: Other Development Activities

IBRD Management's Discussion and Analysis: June 30, 2024	27
IBRD’s exposure on its guarantees was $7.1 billion as of June 30, 2024 compared to $6.5 billion as of June 30, 2023
(Table 16). Exposure is measured by discounting each guaranteed amount from its next call date.

Table 16: Guarantees Exposure
In million U.S. dollars
As of June 30,	2024		2023
Guarantees (project, policy and enclave)	$3,488		$2,840
Exposure Exchange Agreements	3,609		3,619
Total	$7,097	$7,097	$6,459

In addition, IBRD has entered into the following arrangements, which are treated as financial guarantees under U.S.
GAAP:
Exposure Exchange Agreements (EEA): IBRD has an exposure exchange agreement outstanding with MIGA under which IBRD and MIGA exchanged selected exposures through reciprocal guarantees, with each divesting itself of exposure in countries where their lending capacities are limited, in return for exposure in countries where they had excess lending capacity.
IBRD also has  a Multilateral Development Bank (MDB) EEA with the African Development Bank (AfDB) and the
Inter-American Development Bank (IADB). Under this EEA, each MDB exchanged credit risk exposure of a reference portfolio supported by underlying loans to borrowing member countries. For each MDB, EEAs through diversification benefits, help reduce credit risk at the portfolio level; improve the risk-weighted capital ratios especially by addressing exposure concentration concerns; and create lending headroom for individual borrowing countries where MDBs may be constrained. The EEA involved the receipt of a guarantee and the provision of a guarantee against nonpayment in the reference portfolio by each MDB to the other.  The guarantee received and the guarantee provided are two separate transactions: (a) a receipt of an asset for the right to be indemnified and receive risk coverage (recoverable asset) and (b) the provision of a financial guarantee, respectively (see Notes to the
Financial Statements, Note D: Loans and Other Exposures).

Table 17: Exposure Exchange Agreements
In millions of U.S. dollars
As of June 30,	2024		2023
	Guarantee Received	Guarantee Provided	Guarantee Received	Guarantee Provided

Exposure Exchange Agreement
MIGA	$2	$—	$10	$10
IADB	2,021	2,021	2,021	2,021
AfDB	1,588	1,588	1,588	1,588
Total notional	$3,611	$3,609	$3,619	$3,619

Management’s Discussion and Analysis	Section V: Other Development Activities

28	IBRD Management's Discussion and Analysis: June 30, 2024
Credit enhancement arrangements: As of June 30, 2024, IBRD had $8,850 million of outstanding loans under which guarantees were received from highly rated member countries or other Multilateral Development Banks ($3,045 million as of June 30, 2023). These serve as credit enhancements, which reduce IBRD's internal risk capital requirements and, in some cases, loss provisioning (see Notes to the Financial Statements, Note D: Loans and Other
Exposures).
Further, IBRD also received other forms of credit enhancements for loans outstanding totaling $2,016 million as of
June 30, 2024 (Nil as of June 30, 2023), that protect IBRD against the risk of loss on certain loans in IBRD's portfolio. These credit enhancements are accounted for as derivatives at fair value and are included in Other assets -
Miscellaneous on IBRD’s Balance Sheet as they do not meet the accounting definition of guarantees.

Table 18: Credit Enhancements Received
In millions of U.S. dollars
As of June 30,	2024	2023
Bi-lateral Guarantees Received
Borrowing Country With Loan Guarantees
Brazil	200	—
Egypt, Arab Republic of	142	147
Indonesia	350	—
Iraq	359	393
Jordan	367	296
Morocco	155	—
Philippines	220	—
Ukraine	7,057	2,209
Total Outstanding	$8,850	$3,045

Other Credit Enhancements Received
Borrowing Country With Other Credit Enhancements
India	1,000	—
Ukraine	1,016	—
Total Outstanding	$2,016	$—

Total Guarantees and Credit Enhancements Received	$10,866	$3,045

Grant Making Facilities
Grant Making Facilities (GMFs) are IBRD's contributions to specific trust funds and are complementary to IBRD’s work. IBRD deployed $17 million under this program in FY24 ($17 million in FY23). These amounts are reflected in contributions to special programs in IBRD’s Statements of Income, after IDA’s share is determined in accordance with the cost sharing ratio.
Externally-Funded Activities
Mobilization of external funds from third-party partners includes trust funds. Additional external funds include reimbursable funds and revenues from fee-based services to member countries, which are related to RAS, EFOs, and other financial products and services, including RAMP.
Trust Funds
Trust Funds provide development solutions that serve member recipients and donors. Trust funded partnerships often serve as a platform for IBRD and the partners to access WBG’s diverse technical and financial resources, and achieve development goals whose complexity, scale, and scope exceed any individual partner’s capabilities.
IBRD’s roles and responsibilities in managing trust funds depend on the type of fund, outlined as follows:
•Bank-executed activities for trust funds: IBRD, alone or jointly with one or more of its affiliated organizations, manages the funds and implements the activities financed. These trust funds support IBRD’s

Management’s Discussion and Analysis	Section V: Other Development Activities

IBRD Management's Discussion and Analysis: June 30, 2024	29
work program. IBRD disbursed $612 million in FY24 ($570 million in FY23) of trust fund program funds, which was included in Non-interest expenses, Administrative in IBRD's Statements of Income.
•Recipient-executed activities for trust funds: Funds are provided to a third party, normally in the form of project grant financing, and are supervised by IBRD.
•Financial Intermediary Funds (FIFs): IBRD, as trustee, administrator, or treasury manager, offers specific administrative or financial services with a limited operational role. Arrangements include the administration of debt service trust funds, fiscal agency funds and other more specialized limited fund management roles.
IBRD uses a cost recovery framework for trust funds, to recover the costs of performing agreed roles in administering trust funds, and is guided by principles of transparency, fairness, simplification, standardization, predictability and consistent treatment across all trust fund donors.
Management continues to implement measures to improve planning, support sustainability and enhance alignment of external funds with mission priorities through greater use of umbrella trust fund programs, increased cost recovery, and new budgetary measures to manage external funds usage.
During FY24, IBRD’s share of revenue and fees from trust fund administration was $99 million ($62 million in
FY23, which is included in Net non-interest expenses – GAAP basis in Table 5 and in IBRD's Statements of Income
- see Notes to Financial Statements, Note L: Trust Funds Administration and Other Services). The increase in fees was mainly driven by higher disbursements to the trust funds.
Reimbursable Advisory Services (RAS)
While most of IBRD’s advisory and analytical work is financed by its own budget or donor contributions (e.g., Trust
Funds), clients may also pay for services. IBRD offers technical assistance and other advisory services to its member countries, in connection with, and independent of, lending operations. Available services include, for example, assigning qualified professionals to survey developmental opportunities in member countries; analyzing member countries fiscal, economic, and developmental environments; helping members devise coordinated development programs; and improving their asset and liability management techniques. In FY24, IBRD earned revenue of $47 million ($52 million in FY23) from RAS, which are included in Net non-interest expenses – GAAP basis in Table 5.
Externally Financed Outputs (EFOs)
IBRD offers donors the ability to contribute to specific projects and programs. EFO contributions are recorded as restricted revenue when received because they are for contractually specified purposes. In FY24, IBRD had $8 million of restricted revenue, compared with $3 million in FY23, which are included in Net non-interest expenses –
GAAP basis in Table 5.
Restrictions are released once the funds are used for the purposes specified by donors. In FY24, there was a release of $8 million ($14 million in FY23).
Other Financial Products and Services
Managing Financial Risks for Clients
IBRD helps member countries build resilience by facilitating access to risk management solutions to mitigate the financial effects of currency, interest rate, and commodity price volatility, disasters, and extreme weather events.
Box 4 below lists some financial solutions and disaster risk financing instruments IBRD offers:
Box 4: Financing Instruments

Hedging Transactions	Disaster Risk Financing
Interest Rate	Catastrophe Derivatives and Bonds
Currency	Insurance & Reinsurance
Commodity Price	Regional Pooling Facilities

Management’s Discussion and Analysis	Section V: Other Development Activities

30	IBRD Management's Discussion and Analysis: June 30, 2024
IBRD also intermediates the following risk management transactions for clients:
•Affiliated Organization: To assist IDA with its asset/liability management IBRD executed currency forward contracts on its behalf. There were no open trades as of June 30, 2024.
•Unaffiliated Organization: To assist the International Finance Facility for Immunization (IFFIm) with its asset/liability management strategy, IBRD executes currency and interest rate swaps on its behalf. In addition,
IBRD, as Treasury Manager, is a counterparty to IFFIm and enters into offsetting swaps with market counterparties. During FY24, IBRD did not execute any swaps under this agreement.
(See Section IX: Risk Management, for a detailed discussion of IBRD’s risk mitigation of these derivative transactions).
Asset Management
The Reserves Advisory and Management Partnership (RAMP) provides services that build clients’ capacity to support the sound management of their official sector assets. Clients include central banks, sovereign wealth funds, national pension funds, and supranational organizations. RAMP helps clients upgrade their asset management capabilities, including portfolio and risk management, operational infrastructure, and human resources capacity.
Under most of these arrangements, IBRD is responsible for managing a portion of the institution’s assets and, in return, receives a fee based on the average value of the portfolio managed (Table 19). The fees earned are used to provide training and capacity-building services. In addition to RAMP, IBRD invests and manages investments on behalf of IDA, MIGA, and trust funds; those investments are not included in IBRD’s assets.

Table 19: RAMP – Assets and Revenues
In millions of U.S. dollars
As of June 30,	2024	2023
Assets managed under RAMP	$24,851	$24,010
Revenue from RAMP	$14	$14

As noted in the discussion of Trust Fund Activities above, IBRD, alone or jointly with one or more of its affiliated organizations, administers on donors’ behalf funds restricted for specific uses. This administration is governed by agreements with donors, who include members, their agencies and other entities.  These funds are held in trust and are not included on IBRD’s Balance Sheets, except for $637 million of undisbursed third-party contributions made to Bank-executed activities for trust funds, which are recognized on the Balance Sheets. The funds held in trust by
IBRD as administrator and trustee totaled $42.3 billion in FY24, of which $0.1 billion ($0.1 billion in FY23) relates to IBRD’s own contributions to these trust funds (Table 20).

Table 20: Funds Held in Trust by IBRD
In millions of U.S dollars
As of June 30,	2024	2023
Bank-executed activities	$258	$257
Jointly executed with affiliated organizations	1,085	1,027
Recipient-executed activities	3,330	3,142
Financial intermediary funds	29,826	28,060
Execution not yet assigned [a]	7,807	9,554
Total fiduciary assets	$42,306	$42,040

a.These represent assets held in trust for which the determination as to the type of execution is yet to be finalized.

Management’s Discussion and Analysis	Section V: Other Development Activities

IBRD Management's Discussion and Analysis: June 30, 2024	31

Section VI: Investment Activities
IBRD’s investment portfolio consists mainly of the liquid asset portfolio. As of June 30, 2024, the net investment portfolio totaled $82.7 billion with $78.8 billion representing the liquid asset portfolio. This compares with $79.2 billion a year earlier, of which $75.4 billion represented the liquid asset portfolio (see Note C: Investments in the
Notes to the Financial Statements). The increased level of liquidity reflects the higher debt issuances exceeding net loan disbursements during the year.
Liquid Asset Portfolio
Funds raised through IBRD’s borrowing activities that have not yet been deployed for lending are held in the liquid asset portfolio to provide liquidity for IBRD’s operations. The portfolio is managed with the goal of ensuring sufficient cash flows to meet all of IBRD’s financial commitments. While it seeks a reasonable return on this portfolio, IBRD restricts its liquid assets to high-quality investments, consistent with its investment objective of prioritizing principal protection over yield. Liquid assets are managed conservatively and are primarily held against disruptions in IBRD’s access to capital markets.
IBRD’s liquid assets are held mainly in highly rated, fixed-income instruments (see Box 7: Eligibility Criteria for
IBRD's Investments) and include the following:
•Government and agency obligations
•Time deposits and other unconditional obligations of banks and financial institutions
•Asset-backed securities (including agency mortgage-backed securities)
•Currency, interest rate and other risk management derivatives
•Exchange-traded options and futures
Figure 13: Liquid Asset Portfolio by Asset Class
In millions of U.S. dollars, except for ratios

June 30, 2024
Asset-backed Securities & Others, 3%
Government and agency obligations, 39%
Time Deposits, 58%

June 30, 2023
Asset-backed Securities & Others, 1%
Time Deposits, 49%
Government and agency obligations, 50%

$75,413
$78,792
IBRD keeps liquidity volumes above a Prudential Minimum which is defined as 80% of the twelve-month Target
Liquidity Level. The twelve- month Target Liquidity Level is calculated before the end of each fiscal year based on
Management’s estimates of projected net loan disbursements approved at the time of projection and debt-service for the upcoming fiscal year. This twelve-month estimate becomes the target for the upcoming fiscal year and the
Prudential Minimum is 80% of this target (see Section IX: Risk management, for details of how IBRD manages liquidity risk).
The liquid asset portfolio is composed largely of assets denominated in, or swapped into, U.S. dollars, with net exposure to short-term interest rates after derivatives. The portfolio has an average duration of less than three months, and the debt funding these liquid assets has a similar currency and duration profile. This is a direct result of

Management’s Discussion and Analysis	Section VI: Investment Activities

32	IBRD Management's Discussion and Analysis: June 30, 2024
IBRD’s exchange-rate and interest-rate-risk-management policies (see Section IX: Risk management), combined with appropriate investment guidelines (Box 7).
The maturity profile of IBRD’s liquid asset portfolio reflects a high degree of liquidity. As of June 30, 2024, $70.0 billion (approximately 89% of total volume) was due to mature within six months, of which $28.8 billion was expected to mature within one month.
The liquid asset portfolio is held in three sub-portfolios: Stable, Operational, and Discretionary, each may have different risk profiles and performance guidelines (Table 21).
•Stable portfolio is mainly an investment portfolio holding all or a portion of the Prudential Minimum level of liquidity, set at the start of each fiscal year.
•Operational portfolio is used to meet IBRD’s day-to-day cash flow requirements.
•Discretionary portfolio gives IBRD the flexibility to execute its borrowing program and can be used to tap attractive market opportunities. Additional portions of the Prudential Minimum may also be held in this portfolio.

Table 21: Liquid Asset Portfolio Composition
In millions of U.S. dollars, except ratios which are in percentages
As of June 30,	2024	%	2023	%
Liquid asset portfolio
Stable	$53,182	68%	$48,205	64%
Operational	14,254	18	14,404	19
Discretionary	11,356	14	12,804	17
Total	$78,792	100%	$75,413	100%

Table 22: Liquid Asset Portfolio - Average Balances and Returns
In millions of U.S. dollars, except rates which are in percentages
	Average Balances		Financial Returns %
	2024	2023	2024	2023
Liquid asset portfolio
Stable	$51,703	$47,734	5.80%	4.11%
Operational	14,162	13,049	5.95	4.04
Discretionary	11,067	15,668	5.79	4.36
Total	$76,932	$76,451	5.81%	4.16%

During FY24, IBRD’s total return on the liquid asset portfolio was 5.81%, an increase compared to last year and consistent with the rising interest rate environment. In addition to monitoring gross investment returns relative to their benchmarks, IBRD also monitors overall earnings from the investment portfolio, net of funding costs. In FY24,
IBRD had $61 million of revenue, net of funding costs on the investment portfolio as discussed in Section III:
Financial Results.

Management’s Discussion and Analysis	Section VI: Investment Activities

IBRD Management's Discussion and Analysis: June 30, 2024	33
Other Investments
In addition to the liquid asset portfolio, the investment portfolio also includes holdings related to the PEBP and
PCRF. Table 23 below summarizes the net carrying value of other investments:

Table 23: Net Carrying Value of Other Investments
In millions of U.S. dollars
As of June 30,	2024	2023
PEBP	$2,939	$2,684
PCRF	949	1,098
Total	$3,888	$3,782

In June 2024, IBRD’s Board approved a release of $550 million from the PCRF holdings ($250 million for IBRD and $300 million for IDA) to be used for general purposes. As a result, IBRD's usable equity increased by $250 million due to the transfer of this amount from the Pension reserve to the General reserve within Retained Earnings.
For IDA's share of the PCRF investments, IBRD's payable to IDA was reduced.

Management’s Discussion and Analysis	Section VI: Investment Activities

34	IBRD Management's Discussion and Analysis: June 30, 2024

Section VII: Borrowing Activities
IBRD has been issuing bonds in the international capital markets since 1947. The proceeds of these bonds support
IBRD’s lending operations which are aimed at promoting sustainable development for IBRD’s borrowing member countries.
Borrowing Portfolio
IBRD borrows at attractive rates underpinned by its strong financial profile and shareholder support that together are the basis for its triple-A credit rating. As a result of its financial strength and triple-A credit rating, IBRD is recognized as a premier borrower and its bonds and notes are viewed as a high credit quality investment in the global capital markets.
IBRD uses the proceeds to finance development activities in creditworthy middle-income and low-income countries eligible to borrow from IBRD at market-based rates. Funding raised in any given year is used for IBRD’s operations, including loan disbursements, replacement of maturing debt, and prefunding for lending activities. IBRD determines its funding requirements based on a three-year rolling horizon and funds about one-third of the projected amount in the current fiscal year.
As discussed in Section II: Overview, IBRD uses currency and interest rate derivatives in connection with its borrowings for asset and liability management purposes. New medium- and long-term funding is swapped into variable-rate U.S. dollar instruments, with conversion to other currencies carried out subsequently, as needed. This is in accordance with loan funding requirements, so that IBRD can minimize interest rate and currency risk.  IBRD also uses derivatives to manage the re-pricing risks between loans and borrowings. Further discussion on how IBRD manages this risk is included in Section IX: Risk Management.
IBRD issues short-term debt (maturing in one year or less), and medium- and long-term debt (with a maturity greater than one year). In FY24, IBRD raised a total of $52.4 billion of medium- and long-term debt (Table 25).
From time to time, IBRD exercises the call option in its callable bond issues; it may also repurchase its debt to meet other operational or strategic needs such as providing liquidity to its investors (Table 25).
As of June 30, 2024, the borrowing portfolio totaled $287.1 billion, $20.3 billion higher than June 30, 2023 (see
Note E: Borrowings in the Notes to the Financial Statements). The increase was primarily due to net medium-and long-term debt issuances during the year (Table 25).
Figure 14: Effect of Derivatives on Currency Composition of the Borrowing Portfolio – June 30, 2024

Borrowings excluding derivatives

Euro
15%
US Dollar
63%
Others
22%

Borrowings Including derivatives
Euro
13%
Others
*
US Dollar
87%

* Denotes percentage less than 0.5%.
As of June 30, 2024, IBRD’s total borrowing portfolio, after the effects of derivatives, carried variable rates with a weighted average cost of 5.5% (5.1% as of June 30, 2023). The increase in the weighted average cost from the prior year reflects the increase in the short-term market interest rates during the year. This also resulted in an increase in
IBRD’s weighted average loan rates, which are also based on IBRD’s funding cost. IBRD’s lending spread was therefore not impacted by the increase in short-term interest rates (Figure 2).

Management’s Discussion and Analysis	Section VII: Borrowing Activities

IBRD Management's Discussion and Analysis: June 30, 2024	35
Short-Term Borrowings
Table 24 summarizes IBRD’s short-term borrowings, which mainly include discount notes, securities lent or sold under securities lending and repurchase agreements, and other short-term borrowings.
Discount Notes
IBRD’s short-term borrowings consist mainly of discount notes issued in U.S. dollars. These borrowings have a weighted average maturity of approximately 129 days.
Securities Lent or Sold under Repurchase Agreements
These short-term borrowings are secured mainly by highly-rated collateral in the form of securities, including government-issued debt, and have an average maturity of less than 30 days.
Other Short-Term Borrowings
Other short-term borrowings are mostly money market instruments that have maturities of one year or less.

Table 24: Short-Term Borrowings
In millions of U.S. dollars, except rates which are in percentages
As of June 30,	2024	2023
Discount notes [a]
Average daily balance during the fiscal year	$10,374	$13,389
Weighted-average rate during the fiscal year	5.39%	3.58%

Securities lent or sold under repurchase agreements [b]
Average monthly balance during the fiscal year	$723	$578
Weighted-average rate during the fiscal year	1.24%	2.37%

Other short-term borrowings [a]
Average daily balance during the fiscal year	$44	$120
Weighted-average rate during the fiscal year	5.44%	3.03%

a. At amortized cost which approximates fair value.
b. Excludes securities related to PEBP and PCRF.

Management’s Discussion and Analysis	Section VII: Borrowing Activities

36	IBRD Management's Discussion and Analysis: June 30, 2024
Medium- and Long-Term Borrowings
In FY24, medium- and long-term debt raised directly by IBRD in the capital markets amounted to $52.4 billion with an average maturity to first call of 5.9 years (Table 25). The increase in medium-and long-term debt issuances in
FY24 is primarily due to higher debt servicing and refinancing requirements.

Table 25: Funding Operations Indicators
In millions of U.S. dollars, except maturities which are in years
For the fiscal year ended June 30,	2024	2023
Issuances [a]
Medium- and long-term funding raised	$52,380	$42,186
Average maturity to first call date	5.9	6.3
Average maturity to contractual final maturity	6.8	6.9

Maturities
Medium- and long-term funding matured	$29,786	$28,506
Average maturity of debt matured	4.4	5.4

Called/Repurchased
Medium- and long-term funding called/repurchased	$1,960	$3,428

a. Expected life of IBRD’s bonds are generally between first call date and the contractual final maturity.

Table 26: Maturity Profile of Medium and Long-Term Debt
In millions of U.S. dollars
	As of June 30, 2024
	Less than 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	Due After 5 years	Total
Medium and Long-Term Debt	$32,919	$32,883	$31,082	$29,994	$32,042	$93,834	$252,754

As shown below, 61% of IBRD’s medium-and long-term borrowings issued during the year are in U.S. dollars:
Figure 15: Medium- and Long-Term Borrowings Raised by Currency during the year, Excluding Derivatives

Management’s Discussion and Analysis	Section VII: Borrowing Activities

IBRD Management's Discussion and Analysis: June 30, 2024	37

Section VIII: Capital Activities
Capital Structure
Principal Shareholders and Voting Power
As of June 30, 2024, IBRD had 189 member countries, with the top six accounting for 40% of the total voting power
(Figure 16). The percentage of votes held by members rated AA and above by at least two major rating agencies was
33% (Figure 17).
The United States is IBRD’s largest shareholder, with 15% of total voting power. Accordingly, it also has the largest share of IBRD’s uncalled capital, $49,206 million, or 16% of total uncalled capital.
Subscribed Capital
Total subscribed capital is comprised of paid-in capital and uncalled subscribed capital. See Statement of
Subscriptions to Capital Stock and Voting Power in IBRD’s Financial Statements for balances by country.
Figure 16: Voting Power of Top Six Members as of
June 30, 2024

United States
15.49%
Japan
7.08%
China
5.91%
Germany
4.21%
France
3.86%
United Kingdom
3.86%
0%
5%
10%
15%
20%
25%

Figure 17: Percentage of Votes held by Member
Countries, as of June 30, 2024

Table 27: Breakdown of IBRD Subscribed Capital
In millions of U.S. dollars, except ratios which are in percentages
As of June 30,	%	2024	2023	Variance
Subscribed capital
Uncalled Subscribed capital	93%	$300,620	$296,021	$4,599
Paid-in capital	7%	22,452	21,819	633
Total subscribed capital	100%	$323,072	$317,840	$5,232

Uncalled Subscribed Capital
As of June 30, 2024, the total uncalled portion of subscriptions was $300,620 million. The amount may be called only when required to meet IBRD’s obligations for funds borrowed or loans guaranteed and is, thus, not available for use by IBRD in making loans. Of this amount, $42,162 million was restricted pursuant to resolutions of the
Governors (though such conditions are not required by IBRD’s Articles). While these resolutions are not legally binding on future Governors, they do record an understanding among members that this amount will not be called for use by IBRD in its lending activities or for administrative purposes.
No call has ever been made on IBRD’s capital. Any such calls are required to be uniform, but the obligations of
IBRD’s members to make payment on such calls are independent of one another. If the amount received on a call is insufficient to meet the obligations of IBRD for which the call is made, IBRD has the right to make further calls until the amounts received are sufficient to meet such obligations. On any such call or calls, however, no member is required to pay more than the unpaid balance of its capital subscription.

Management’s Discussion and Analysis	Section VIII: Capital Activities

38	IBRD Management's Discussion and Analysis: June 30, 2024
Under the Bretton Woods Agreements Act and other U.S. legislation, the Secretary of the U.S. Treasury is permitted to pay approximately $7,663 million of the uncalled portion of the subscription of the United States, if called for use by IBRD, without need for further congressional action.
The balance of the uncalled portion of the U.S. subscription, $41,543 million, has been authorized but not appropriated by the U.S. Congress. Further action by the U.S. Congress is required to enable the Secretary of the
Treasury to pay any portion of this balance. The General Counsel of the U.S. Treasury has rendered an opinion that the entire uncalled portion of the U.S. subscription is an obligation backed by the full faith and credit of the U.S., notwithstanding that congressional appropriations have not been obtained with respect to certain portions of the subscription.
Capital Increases
In October 2018, the Governors approved a new GCI and SCI as part of a capital package that includes institutional and financial reforms designed to ensure long-term financial sustainability. The capital increases will result in additional subscribed capital of up to $60.1 billion, with $7.5 billion of paid-in capital and $52.6 billion of callable capital. The subscription period for the GCI and SCI ends on October 1, 2025.
Paid-In Capital
Paid-in capital has two components:
•The U.S. dollar portion, which is freely available for use by IBRD.
•National Currency Paid-In Capital (NCPIC) portion, usage of which is subject to certain restrictions under
IBRD’s Articles and is subject to Maintenance-Of-Value (MOV) requirements. For additional details see the
Notes to the Financial Statements, Note A: Summary of Significant Accounting and Related Policies.
Usable Paid-in Capital
Usable paid-in capital represents the portion of paid-in capital that is available to support IBRD’s risk bearing capacity and includes all U.S. dollar paid-in capital, as well as NCPIC for which use restrictions have been lifted
(referred to as released NCPIC). The adjustments made to paid-in capital to arrive at usable paid-in capital are provided in Table 28.
The $514 million increase in usable paid-in capital during  FY24 was primarily due to the receipt of $456 million for
GCI and $177 million for SCI during FY24.

Table 28: Usable Paid-In Capital
In millions of U.S dollars
As of June 30,	2024	2023	Variance
Paid-in Capital	$22,452	$21,819	$633
Deferred amounts to maintain value of currency holdings [a]	(558)	(436)	(122)
Adjustments for unreleased NCPIC:
Restricted cash	(66)	(51)	(15)
Nonnegotiable, noninterest-bearing demand obligations on account of subscribed capital	(310)	(320)	10
Receivable amounts to maintain value of currency holdings	(337)	(345)	8
MOV payable	2	2	—
Total Adjustments for unreleased NCPIC	(711)	(714)	3
Usable paid-in capital	$21,183	$20,669	$514

a. The MOV on released National Currency Paid-In Capital (NCPIC) is considered to be deferred.

Management’s Discussion and Analysis	Section VIII: Capital Activities

IBRD Management's Discussion and Analysis: June 30, 2024	39
Usable Equity
Usable equity represents the amount of equity that is available to support IBRD’s lending operations. Usable equity is central to the three frameworks IBRD uses to manage its capital adequacy, credit risk, and equity earnings. These frameworks, described in Section IX: Risk Management, are:
•Strategic Capital Adequacy Framework
•Credit Risk and Loan Loss Provisioning Framework
•Other ALM Framework
Usable equity consists of usable paid-in capital, and elements of retained earnings and reserves (Table 29). The components of retained earnings and reserves included in usable equity are as follows:
Special Reserve: Amount set aside pursuant to IBRD’s Articles, held in liquid form and to be used only for meeting
IBRD’s liabilities on its borrowings and guarantees;
General Reserve: Generally consists of earnings from prior fiscal years which the Board has approved for retention in IBRD’s equity. On August 6, 2024, the Board approved the transfer of $834 million to the General Reserve from
FY24 net income;
Cumulative Translation Adjustments: Comprise translation adjustments that arise upon revaluing currency balances to U.S. dollars for reporting purposes. IBRD’s functional currencies are the U.S. dollar and euro and changes in cumulative translation adjustments only relate to translation adjustments on euro-denominated balances. Translation adjustments associated with non-functional currencies are reflected in other adjustments in Table 29. Usable equity excludes cumulative translation adjustments associated with unrealized mark-to-market gains/losses on non-trading portfolios;
Other Adjustments: These adjustments relate to the income earned on PEBP assets before FY11, and currency translation adjustments on non-functional currencies. These also reflect the measure of the underfunded status of the pension plans, if any, which is based on the funding methodology used by the Pension Finance Committee to determine sustainable funding levels for the pension plans.
The increase in usable equity in FY24, primarily reflects the increase in reserve retention out of the FY24 allocable income and the increase in usable paid-in capital.

Table 29: Usable Equity
In millions of U.S. dollars
			Variance
As of June 30,	2024	2023	Total	Due to Activities	Due to Translation Adjustment
Usable paid-in capital	$21,183	$20,669	$514	$652	$(138)
Special reserve	293	293	—	—	—
General reserve [a]	34,058	32,974	1,084	1,084	—
Cumulative translation adjustment	(1,126)	(1,004)	(122)	—	(122)
Other adjustments [b]	247	173	74	—	74
Equity (usable equity)	$54,655	$53,105	$1,550	$1,736	$(186)

a. Includes prospectively, the transfer to the General Reserve, which for FY24 (FY23) was approved by the Board on August 6,
2024 (August 3, 2023). FY24 also includes the transfer from the Pension Reserve related to the release of PCRF assets.

b. Includes cumulative translation gains on non-functional currencies of $295 million for FY24 ($221 million gains for FY23).

Management’s Discussion and Analysis	Section VIII: Capital Activities

40	IBRD Management's Discussion and Analysis: June 30, 2024

Section IX: Risk Management
Risk Governance
IBRD’s risk management processes and practices evolve to reflect changes in activities in response to market, credit, product, operational, and other developments. The Board, particularly the Audit Committee (AC), periodically reviews trends in IBRD’s risk profiles and performance, and any major developments in risk management policies and controls.
Management believes that effective risk management is critical for its overall operations. Accordingly, the risk management governance structure is designed to manage the principal risks IBRD assumes in its activities, and supports Management in its oversight function, particularly in coordinating different aspects of risk management and in connection with risks that are common across functional areas.
IBRD’s financial and operational risk governance structure is built on the “three lines model” where:
•Business units are responsible for directly managing risks in their respective functional areas;
•The Vice President and WBG Chief Risk Officer (CRO) provides direction, challenge, and oversight over financial and operational risk activities; and
•Internal Audit provides independent oversight.
IBRD’s risk management process comprises risk identification, assessment, response and risk monitoring and reporting. IBRD has policies and procedures under which risk owners are responsible for identifying, assessing, responding to, monitoring and reporting risks.
Risk Oversight and Coverage
Financial and Operational Risk Management
The CRO oversees both financial and operational risks. These risks include (i) country credit risks in the core sovereign-lending business, (ii) market and counterparty risks, including liquidity and model risks, and (iii)
operational risks relating to people, processes and systems, or from external events. In addition, the CRO works closely with IFC, MIGA, and IDA’s Management, to review, measure, aggregate, and report on risks, and share best practices across the WBG. The CRO also helps enhance cooperation between the entities and facilitates knowledge sharing in the risk management function.
The following three departments report directly to the CRO:
Credit Risk Department
•Identifies, measures, monitors, and manages country credit risk faced by IBRD. By agreement with the
Board, the individual country credit risk ratings are not shared with the Board and are not made public.
•Assesses loan portfolio risk, determines the adequacy of provisions for losses on loans and other exposures, and monitors borrowers that are vulnerable to crises in the near term. These reviews are taken into account in determining the overall country programs and lending operations, and they are included in the assessment of IBRD’s capital adequacy.
•Reviews proposed new financial products for any implications for country credit risk.
Market and Counterparty Risk Department
•Responsible for market, liquidity, and counterparty credit risk oversight, assessment, and reporting. It does these in coordination with IBRD’s financial managers who are responsible for the day-to-day execution of trades for the liquid asset and derivative portfolios, within applicable policy and guideline limits.
•Ensures effective oversight, including: (i) maintaining sound credit assessments, (ii) addressing transaction and product risk issues, (iii) providing an independent review function, (iv) monitoring market and

Management’s Discussion and Analysis	Section IX: Risk Management

IBRD Management's Discussion and Analysis: June 30, 2024	41
counterparty risk in the investment, borrowing and client operation portfolios, and (v) the model risk for financial and capital models. It also provides reports to the Audit Committee and the Board on the extent and nature of risks, risk management, and oversight.
•Responsible for validation of market data and models used for fair valuation of financial instruments.
Undertakes model verification to ensure robust implementation of the models for fair-valued products.
Operational Risk Department
•Provides direction and oversight for operational risk activities by business function.
•Key operational risk management responsibilities include: (i) administering the Operational Risk
Committee (ORC) for IBRD, (ii) implementing the operational risk management framework which is aligned with Basel principles and provides direction to business unit partners to ensure consistent application, (iii) assisting and guiding business units in identifying and prioritizing significant operational risks and enabling monitoring and reporting of risks through suitable metrics (or risk indicators), (iv)
helping identify emerging risks and trends through monitoring of internal and external risk events, (v)
supporting risk response and mitigating actions, and prepares a corporate Operational Risk Report for review and discussion by the ORC.
•Responsible for the oversight of the enterprise risk, operational risk, business continuity, operational resilience, corporate insurance, and data privacy functions.
The risk of IBRD’s operations not meeting their development outcomes (development outcome risk) in IBRD’s lending activities is monitored at the corporate level by Operations Policy and Country Services (OPCS).  Where
fraud and corruption risks may impact IBRD-financed projects, OPCS, the regions and practice groups, and the
Integrity Vice Presidency jointly address such issues.
Risk Committees
Figure 18: Management Risk Committee Structure for Financial and Operational Risks
Financial Risk Committees:
The Finance and Risk Committee (FRC), a Vice President level committee, provides a high-level governance structure for decisions that may have financial risks. The FRC was created under the authority of the Managing
Director and WBG Chief Financial Officer (MDCFO) to approve, clear, or discuss: (a) risk policy and procedure documents related to financial integrity, income sustainability and balance sheet strength, and (b) issues and new business initiatives with policy implications related to IBRD’s financial risks, including country credit, market, counterparty, liquidity and model risks; and operational risks related to the finance business functions. The FRC helps to integrate individual components of finance and risk management activities by building on mechanisms and processes already in place and provides a forum for discussing and communicating significant risk related issues.
The FRC meets regularly to discuss the financial performance, new products and services, and risk management of
IBRD.

Management’s Discussion and Analysis	Section IX: Risk Management

42	IBRD Management's Discussion and Analysis: June 30, 2024
New Business Committee (NBC) is a standing subcommittee of the FRC. The NBC provides advice, guidance and recommendations to the FRC, by performing due diligence over new financial products or services to ensure that
Management has a full understanding of the rationale, costs, risks and rewards of the product or service being considered.
Asset Liability Management Committee (ALCO), a Vice President-level committee chaired by the MDCFO, provides a high-level forum to ensure prudent balance sheet management of IBRD by: a) monitoring its financial positions and Asset-Liability Management (ALM) activities for compliance with its respective guidelines, policies and procedures, including borrowing and investment activities; b) identifying and providing recommendations on emerging ALM issues for IBRD, as well as those related to capital, balance-sheet planning, and financial sustainability and c) serving as a reviewing and recommending body for ongoing decisions as part of implementing the ALM policies and procedures of IBRD, including those that impact lending rates and net income.
Operational Risk Committees:
The Enterprise Risk Committee (ERC) is a Vice President-level committee chaired by the Managing Director and
Chief Administrative Officer (MDCAO) that oversees IBRD’s non-financial risks through reviewing, discussing and/or formulating proposed policies, procedures, directives, guidance, and other matters requested by its members.
ERC’s scope comprises of: a) operational risk, including business continuity, corporate security, cyber security, and
IT service continuity; b) enterprise risk; c) Integrity Vice Presidency (INT) and Ethics and Business Conduct (EBC)
policies and methodologies; d) shared services; and e) any other matters brought by the MDCAO. The ERC leverages existing risk management mechanisms that are in place to provide a corporate view of operational and non-financial risks.
Operational Risk Committee (ORC) is the main governance committee for operational risk and provides a mechanism for an integrated review and response across IBRD units on operational risks associated with people, processes, and systems, including business continuity, and recognizing that business units remain responsible for managing operational risks. The Committee’s key responsibilities include monitoring significant operational risk matters and events on a quarterly basis to ensure that appropriate risk-response measures are taken and reviewing and concluding on IBRD’s overall operational risk profile. The ORC is chaired by the CROVP and escalates significant risks and decisions to the FRC and ERC.
Box 5: Summary of IBRD's Specific Risk Categories

Types of Risk	How the Risk is Managed
Credit Risk Country Credit Risk Counterparty Credit Risk	IBRD’s credit-risk-bearing capacity and individual country exposure limits Counterparty credit limits and collateral
Market Risk Interest Rate Risk Exchange Rate Risk Liquidity Risk	Interest rate derivatives to match the sensitivity of assets and liabilities Currency derivatives to align the currency composition of assets and liabilities Prudential minimum liquidity level
Operational Risk	Risk assessment and monitoring of key risk indicators and internal and external operational risk events
Other Risk Councils
The Financial Risk Council and Non-Financial Risk Council were established in FY24 to facilitate regular and better coordination and collaboration across WBG entities in financial and non-financial risk functions, respectively. These councils, chaired by the MDCFO and MDCAO, respectively, meet regularly to identify opportunities for collaboration across the risk functions that serve to enhance the effectiveness of each of the risk functions while respecting the fiduciary obligations of each entity and considering the different mandates, clients, products, and business models. They also provide a common forum for the systematic exchange of information and encourage joint reporting of risks across the entities to form an overall picture on risk and for the purposes of information sharing, identifying interdependencies, connections, and concentrations of risk.

Management’s Discussion and Analysis	Section IX: Risk Management

IBRD Management's Discussion and Analysis: June 30, 2024	43
Management of IBRD’s Risks
IBRD assumes financial risks in order to achieve its development and strategic objectives. IBRD’s financial risk management framework is designed to enable and support the institution in achieving its goals in a financially sustainable manner. IBRD manages credit, market and operational risks for its financial activities, which include lending, borrowing and investing (Box 5). The primary financial risk to IBRD is the country credit risk inherent in its loan portfolio. IBRD is also exposed to risks in its liquid asset and derivative portfolios, where the major risks are interest rate, exchange rate, commercial counterparty credit, and liquidity risks. IBRD’s operational risk management framework is based on a structured and uniform approach to identify, assess and monitor key operational risks across business units.
In an effort to maximize IBRD’s capacity to lend to member countries for development purposes, IBRD limits its exposure to market and counterparty credit risks. In addition, to ensure that the financial risks associated with its loans and other exposures do not exceed its risk-bearing capacity, IBRD uses a strategic capital adequacy framework as a key medium-term capital planning tool.
Capital Adequacy
IBRD holds capital to cover the credit, market and operational risks inherent in its operating activities and financial assets. Country credit risk is the most substantive risk covered by IBRD’s equity.
IBRD’s capital adequacy is the degree to which its equity is sufficient to withstand unexpected shocks. IBRD’s
Board monitors IBRD’s capital adequacy within a strategic capital adequacy framework and uses the Equity-to-
Loans ratio as a key indicator of capital adequacy. The framework seeks to ensure that IBRD’s equity is aligned with the financial risk associated with its loan portfolio and other exposures over a medium-term capital-planning horizon. In April 2023, as part of the evolution process, the Board approved a reduction in the policy minimum
Equity-to-Loans ratio from 20% to 19% based on IBRD's review of the capital adequacy framework. The minimum
Equity-to-Loans ratio policy continues to support IBRD's triple-A rating and long-term financial sustainability.
As shown in Table 30, IBRD’s Equity-to-Loans ratio decreased by 0.5% from 22.0% as of June 30, 2023 to 21.5%
as of June 30, 2024, primarily due to the increase in total loan exposure exceeding the increase in usable equity, and remained above the 19% minimum ratio under the strategic capital adequacy framework. Higher usable equity was mainly due to the higher General Reserve from the retention of earnings out of FY24 Allocable Income, and the release of PCRF assets to general use within IBRD's balance sheet. Usable equity also increased due to the receipt of capital subscriptions.
In FY24, IBRD received $0.6 billion of paid-in capital subscribed under the 2018 General and Selective Capital
Increases (GCI and SCI), bringing the cumulative amounts received to $6.0 billion, representing 80% of the total amount expected over the subscription period. In line with IBRD's currency management policy, exchange rate movements during the year did not have an impact on IBRD's Equity-to-Loans ratio. Under the currency management policy, to minimize exchange rate risk, IBRD matches its borrowing obligations in any one currency
(after derivatives) with assets in the same currency. In addition, IBRD periodically undertakes currency conversions to align the currency composition of its equity with that of its outstanding loans, across major currencies.
Figure 19: Equity-to-Loans Ratio

26%
24%
22%
20%
18%
16%
Jun-20
Jun-21
Jun-22
Jun-23
Jun-24
Equity-to-Loans ratio
Policy minimum

Management’s Discussion and Analysis	Section IX: Risk Management

44	IBRD Management's Discussion and Analysis: June 30, 2024

Table 30: Equity-to-Loans Ratio
In millions of U.S. dollars
			Variance
As of June 30,	2024	2023	Total	Due to Activities	Due to Translation Adjustment
Usable paid-in capital	$21,183	$20,669	$514	$652	$(138)
Special reserve	293	293	—	—	—
General reserve [a]	34,058	32,974	1,084	1,084	—
Cumulative translation adjustment [b]	(1,126)	(1,004)	(122)	—	(122)
Other adjustments [c]	247	173	74	—	74
Equity (usable equity)	$54,655	$53,105	$1,550	$1,736	$(186)

Loan exposures	$263,190	$243,896	$19,294	$20,115	$(821)
Adjustments to reflect third-party guarantees received	(10,658)	(1,877)	(8,781)	(8,775)	(6)
Present value of guarantees provided	3,488	2,840	648	676	(28)
Effective but undisbursed DDOs	1,261	100	1,161	1,167	(6)
Relevant accumulated provisions	(2,942)	(2,853)	(89)	(96)	7
Deferred loan income	(594)	(520)	(74)	(77)	3
Other exposures and adjustments, net	377	320	57	57	—
Loans (total exposure)	$254,122	$241,906	$12,216	$13,067	$(851)

Equity-to-Loans Ratio	21.5%	22.0%
a. Includes transfer to the General Reserve, which for FY24 (FY23) was approved by the Board on August 6, 2024 (August 3, 2023).
b. Excludes cumulative translation amounts associated with the unrealized mark-to-market gains/losses on non-trading portfolios, net.
c. Includes cumulative translation gains on non-functional currencies of $295 million for FY24 ($221 million gains for FY23).
Credit Risk
IBRD faces two types of credit risk: country credit risk and counterparty credit risk. Country credit risk is the risk of loss due to a country not meeting its contractual obligations, and counterparty credit risk is the risk of loss attributable to a counterparty not honoring its contractual obligations. IBRD is exposed to commercial as well as non-commercial counterparty credit risk.
Country Credit Risk
IBRD’s mandate is to take only sovereign credit risk in its lending activities. Within country credit risk, three distinct types of risks can be identified: idiosyncratic risk, correlation risk, and concentration risk. Idiosyncratic risk is the risk of an individual borrowing country’s exposure falling into nonaccrual status for country-specific reasons
(such as policy slippage or political instability). Correlation risk is the risk that exposure to two or more borrowing countries will fall into nonaccrual in response to common global or regional economic, political, or financial developments. Concentration risk is the risk resulting from having a large portion of exposure outstanding which, if the exposure fell into nonaccrual, would result in IBRD’s financial health being excessively impaired. Concentration risk needs to be evaluated both on a stand-alone basis (exposure of one borrowing country) and when taking into account correlation when more than one borrowing country is affected by a common event, such that when combined, IBRD’s exposure to a common risk is elevated.
To estimate idiosyncratic risk and stand-alone concentration risk, the Credit Risk Department looks at IBRD’s exposure to each borrowing country and each borrowing country’s expected default to IBRD as captured in its credit rating. Credit ratings and default probabilities reflect country economic, financial and political circumstances, and also consider Environmental, Social and Governance (ESG) risk factors. For correlation risk, the Credit Risk
Department models the potential common factors that could impact borrowing countries simultaneously. The

Management’s Discussion and Analysis	Section IX: Risk Management

IBRD Management's Discussion and Analysis: June 30, 2024	45
existence of correlation increases the likelihood of large nonaccrual events, as most of these nonaccrual events involve the joint default of two or more obligors in the portfolio.
IBRD manages country credit risk by using individual country exposure limits and takes into account factors such as population size and the economic situation of the country. In addition, IBRD conducts stress tests of the effects of changes in market variables and of potential geopolitical events on its portfolio to complement its capital adequacy framework.
Portfolio Concentration Risk
Portfolio concentration risk, which arises when a small group of borrowing countries account for a large share of loans outstanding, is a key concern for IBRD. It is carefully managed for each borrowing country, in part, through an exposure limit for the aggregate balance of loans outstanding, the present value of guarantees, and the undisbursed portion of Deferred Drawdown Options (DDOs) that have become effective, among other potential exposures. Under current guidelines, IBRD’s exposure to a single borrowing country is restricted to the lower of an
Equitable Access Limit (EAL) or the Single Borrower Limit (SBL).
Equitable Access Limit
The EAL is equal to 10% of IBRD’s Statutory Lending Limit (SLL). Under IBRD’s Articles, as applied, total loans outstanding, including participations in loans and callable guarantees, may not exceed the sum of unimpaired subscribed capital, reserves and surplus, referred to as the SLL. As of June 30, 2024, the SLL totaled $356.7 billion, of which the outstanding loans and callable guarantees totaled $270.4 billion, or 76% of the SLL. The EAL was
$35.7 billion, as of June 30, 2024. The SLL was originally intended to ensure that sufficient resources are available to meet IBRD’s obligations to bondholders in the highly unlikely event of substantial and historically unprecedented losses on IBRD’s loans. IBRD has subsequently adopted an internal risk-based capital adequacy framework based on risk management practices that have evolved significantly since the time the SLL was established. The SLL is not a risk-based metric, and could constrain IBRD’s lending capacity below levels that are consistent with its risk-based framework. Accordingly, IBRD is in the process of amending the Articles to remove the SLL. The Board of
Governors approved a Resolution to remove the SLL on July 10, 2023. IBRD is now going through the final stage of the amendment process, which requires acceptance by three-fifths of the members having eighty-five percent of the voting power.
Single Borrower Limit
The SBL amount is established, in part, by assessing its impact on overall portfolio risk relative to equity. The SBL caps the maximum exposure to IBRD’s most creditworthy and largest borrowing countries in terms of population and economic size. The SBL framework reflects a dual-SBL system, with the SBL for countries above the
Graduation Discussion Income (GDI) threshold set lower than the SBL for countries below GDI. GDI is the level of
GNI per capita of a member country above which graduation from IBRD starts being discussed. The GDI threshold was $7,805 as of July 1, 2023. Under the dual-SBL system, the SBL for FY24 was $28.9 billion for highly creditworthy countries below the GDI and $21.2 billion for highly creditworthy countries above the GDI. On
July 18, 2024, the Board approved the FY25 SBL limits of $30.9 billion and $22.2 billion, respectively. The SBL framework also contained a 50-basis point surcharge (SBL surcharge) payable on the incremental exposure in excess of the SBL surcharge threshold (defined as $2.5 billion below the SBL for the respective GDI group). In April 2024, the Board approved the removal of the SBL surcharge. In the event that a borrowing country eligible for one of the limits set under the SBL framework is downgraded to the high-risk category, management may determine that the borrowing country continue to be eligible for borrowing at the currently applicable limit, but the borrowing country would not be eligible for any future increases in the SBL approved by the Board. During FY24, there were two countries below-GDI and two countries above-GDI, which have their exposure limits set at the applicable SBLs. For all other countries, the individual country exposure limits were set below the relevant SBL.
As of June 30, 2024, the ten countries with the highest exposures accounted for about 58% of IBRD’s total exposure
(Figure 20: Country Exposures as of June 30, 2024). IBRD’s largest exposure to a single borrowing country was
$21.4 billion on June 30, 2024. Monitoring these exposures relative to the limit, however, requires consideration of the repayment profiles of existing loans, as well as disbursement profiles and projected new loans and guarantees.

Management’s Discussion and Analysis	Section IX: Risk Management

46	IBRD Management's Discussion and Analysis: June 30, 2024
Sustainable Annual Lending Level (SALL)
The “Financial Sustainability Framework” (FSF) requires IBRD to align its annual lending levels to its long-term sustainable capacity, while retaining flexibility to respond to crises by maintaining a crisis buffer.
The SALL is the maximum annual commitment level sustainable, in real terms, for 10 years in line with IBRD’s capital adequacy framework and the Statutory Lending Limit set out in IBRD’s Articles, as determined by management. Under the FSF, the Board annually approves a crisis buffer. The crisis buffer-adjusted sustainable annual lending level (SALL-Adj) serves as the upper bound for regular lending in the next year. For the fiscal year ending June 30, 2024, the Board had approved a crisis buffer of $10.0 billion and a SALL-Adj of $36.0 billion. On
June 25, 2024, the Board approved a crisis buffer of $10.0 billion for FY25. The corresponding SALL-Adj, which will be the core lending ceiling for FY25, is $39.0 billion. The total lending capacity for FY25 from the SALL-Adj could increase based on the receipt of additional bilateral guarantees as well as portfolio guarantees and hybrid capital.
Figure 20: Country Exposures as of June 30, 2024
In billions of U.S. dollars
a
a. Exposure includes loans outstanding and guarantees provided and are net of guarantees received.
As of June 30, 2024, IBRD's loans outstanding to Ukraine were $14.2 billion, and guarantees provided to Ukraine were $0.5 billion. Guarantees received from third parties for the benefit of Ukraine were $8.1 billion.
Credit-Risk-Bearing Capacity
Management uses risk models to estimate the size of a potential nonaccrual shock that IBRD could face over the next three years at a given confidence level.  The model-estimated nonaccrual shock is a single measure of the credit quality of the portfolio that combines the following:
•IBRD’s country-credit-risk ratings and their associated expected risk of default;
•Covariance risks;
•The loan portfolio’s distribution across risk rating categories; and
•The exposure concentration.
The shock estimated by this risk model is used in IBRD’s capital adequacy testing to determine the impact of potential nonaccrual events on equity and income earning capacity.
Expected Losses, Overdue Payments, and Non-Performing Loans
The loan loss provision is calculated by taking into account IBRD’s total estimated exposure, the Expected Default
Frequency (EDF), i.e. probability of default, and the assumed loss in the event of default.  Expected losses inherent in the loan portfolio attributable to country credit risk are covered by the accumulated provision for losses on loans and other exposures, while unexpected losses owing to country credit risk are covered by equity (see Notes to the
Financial Statements, Note A: Summary of Significant Accounting and Related Policies and Note D: Loans and
Other Exposures).

Management’s Discussion and Analysis	Section IX: Risk Management

IBRD Management's Discussion and Analysis: June 30, 2024	47
When a borrower fails to make payments due to IBRD on any principal, interest, or other charges, IBRD may suspend disbursements immediately on all loans to that borrower. IBRD’s current practice is to exercise this option using a graduated approach (Box 6). These practices also apply to member countries eligible to borrow from both
IBRD and IDA, and whose payments on IDA loans may become overdue. It is IBRD’s practice not to reschedule interest or principal payments on its loans or participate in debt rescheduling agreements with respect to its loans. As of June 30, 2024, there were no principal or interest amounts on loans in accrual status, that were overdue by more than three months.
As of June 30, 2024, IBRD had $263.2 billion of loans outstanding, of which 0.5% were in nonaccrual status, all related to Zimbabwe and Belarus. IBRD’s accumulated provision for losses on loans and other exposures was $3.0 billion, which represents a provisioning rate of less than 1% of the underlying exposures ($2.9 billion as of June 30,
2023, less than 1% of the underlying exposures).
During the year, IBRD received $4 million ($3 million in FY23) from borrowers in non-accrual status as payments towards amounts overdue, of which $4 million ($2 million in FY23) relates to the interest income recognized in the
Statements of Income. The exposure to Zimbabwe was $426 million as of June 30, 2024, compared with $427 million as of June 30, 2023. The exposure to Belarus was $984 million as of June 30, 2024, compared with $998 million as of June 30, 2023.
No loans to any borrowing country were restored to accrual status during the year.
Box 6: Treatment of Overdue Payments

Overdue by 30 days
Where the borrower is the member country, no new loans to the member country, or to any other borrower in the country, will be presented to the Board for approval, nor will any previously approved loan be signed, until payments for all amounts 30 days overdue or longer have been received. Where the borrower is not the member country, no new loans to that borrower will be signed or approved. In either case, the borrower will lose its eligibility for any waiver of interest charges in effect at that time for loans signed before May 16, 2007, and those loans signed between May 16, 2007, and September 27, 2007, if the borrowers elected not to convert the terms of their loans to the pricing terms effective September 27, 2007. For loans with the pricing terms applicable from May 16, 2007, an overdue interest penalty will be charged at a rate of 50 basis points on the overdue principal.  In addition, if an overdue amount remains unpaid for a period of 30 days, then the borrower will pay a higher interest rate (Reference rate + spread) plus 50 basis points on the overdue principal amount until the overdue amount is fully paid.

Overdue by 45 days
In addition to the provisions cited above for payments overdue by 30 days, to avoid proceeding further on the notification process leading to suspension of disbursements, the country as borrower or guarantor and all borrowers in the country must pay not only all payments overdue by 30 days or more, but also all payments due regardless of the number of days since they have fallen due. Where the borrower is not the member country, no new loans to, or guaranteed by, the member country, will be signed or approved. Additionally, all borrowers in the country will lose eligibility for any waivers of interest in effect at the time.

Overdue by 60 days
In addition to the suspension of approval for new loans and signing of previously approved loans, disbursements on all loans to, or guaranteed by, the member country are suspended until all overdue amounts are paid. This policy applies even when the borrower is not the member country. Under exceptional circumstances, disbursements can be made to a member country upon the Board’s approval.

Overdue by more than six months
In addition to the suspension of disbursements on all loans to, or guaranteed by, the member country, all loans made to or guaranteed by a member of IBRD are placed in nonaccrual status, unless IBRD's management determines that the overdue amount will be collected in the immediate future. Unpaid interest and other charges accrued but not yet paid on loans outstanding are deducted from the revenue for the current period. Interest and other charges on nonaccruing exposures are included in revenue only to the extent that payments have been received by IBRD. A decision on the restoration of accrual status is made upon arrears clearance. If collectability risk is considered to be particularly high at the time of arrears clearance, the member’s exposures may not automatically emerge from nonaccrual status until a suitable period of payment performance has passed.

Counterparty Credit Risk
IBRD is exposed to commercial and non-commercial counterparty credit risk.
Commercial Counterparty Credit Risk
Commercial counterparty credit risk is the risk that counterparties fail to meet their payment obligations under the terms of the contract or other financial instruments. Effective management of counterparty credit risk is vital to the success of IBRD’s funding, investment, and asset/liability management activities. The monitoring and management of these risks is continuous as the market environment evolves.

Management’s Discussion and Analysis	Section IX: Risk Management

48	IBRD Management's Discussion and Analysis: June 30, 2024
IBRD mitigates the counterparty credit risk from its investment and derivative holdings through the credit approval process, the use of collateral agreements and risk limits, and other monitoring procedures. The credit approval process involves evaluating counterparty and product-specific creditworthiness, assigning internal credit ratings and limits, and determining the risk profile of specific transactions. Credit limits are set and monitored throughout the year. Counterparty exposure is updated daily, considering the current market values of assets held, estimates of potential future movements of exposure for derivative instruments, and related counterparty collateral agreements, where collateral posting requirements are based on thresholds driven by public credit ratings. Collateral held includes cash and highly rated liquid investment securities. Commercial credit risk management includes ESG related assessments in the approval and monitoring of higher exposure counterparties for the liquid asset portfolio and for derivative counterparties. In addition, third-party ESG scores of the liquid asset portfolio and derivative exposures are monitored.
IBRD’s liquid asset investment portfolio consists mostly of sovereign government bonds, debt instruments issued by sovereign government agencies, and bank time deposits. More than half of these investments are with issuers and counterparties rated triple-A and AA (Table 31).
Derivative Instruments
In the normal course of its business, IBRD enters into various derivative instruments to manage foreign exchange and interest rate risks. These derivatives are used mainly to meet the financial needs of IBRD borrowers and to manage the institution’s exposure to fluctuations in interest and exchange rates. These transactions are conducted with other financial institutions and, by their nature, entail commercial counterparty credit risk.
While the volume of derivative activity can be measured by the contracted notional value of derivatives, notional value is not an accurate measure of credit or market risk. IBRD uses the estimated replacement cost of the derivative instrument, or potential future exposure to measure counterparty credit risk with these trading partners.
Under IBRD’s collateral arrangements, IBRD receives collateral when mark-to-market exposure is greater than the ratings based collateral threshold. As of June 30, 2024, IBRD had received collateral of cash and securities totaling
$0.3 billion.
IBRD is not required to post collateral under its derivative agreements as long as it maintains a triple-A credit rating.
(For the contractual value, notional amounts, related credit risk exposure amounts, and the amount IBRD would be required to post in the event of a downgrade, see Notes to Financial Statements, Note F: Derivative Instruments).
Investment Securities
The Board-approved General Investment Authorization provides the basic authority for IBRD to invest its liquid assets. Furthermore, all investment activities are conducted in accordance with a more detailed set of Investment
Guidelines. The Investment Guidelines are approved by the MDCFO and implemented by the Treasurer. These
Investment Guidelines set out detailed trading and operational rules, including which instruments are eligible for investment, and establish risk parameters relative to benchmarks. These include an overall consultative loss limit and duration deviation, specifying concentration limits on counterparties and instrument classes, as well as clear lines of responsibility for risk monitoring and compliance.  Credit risk is controlled by applying eligibility criteria (Box 7).
The overall market risk of the investment portfolio is subject to a consultative loss limit to reflect a level of tolerance for the risk of underperforming the benchmark in any fiscal year.  IBRD has procedures in place to monitor performance against this limit and potential risks, and it takes appropriate actions if the limit is reached. All investments are subject to additional conditions specified by the Chief Risk Officer, as deemed necessary.
IBRD’s exposure to futures and options and resale agreements is marginal. For futures and options, IBRD generally closes out open positions prior to expiration. Futures are settled on a daily basis. In addition, IBRD monitors the fair value of resale securities received and, if necessary, closes out transactions and enters into new repriced transactions.
Management has broadened its universe of investment assets in an effort to achieve greater diversification in the portfolio and better risk-adjusted investment performance. This exposure is monitored by the Market and
Counterparty Risk Department.

Management’s Discussion and Analysis	Section IX: Risk Management

IBRD Management's Discussion and Analysis: June 30, 2024	49
Box 7: Eligibility Criteria for IBRD's Investments a

Instrument Securities	Description
Sovereigns
IBRD may only invest in obligations issued or unconditionally guaranteed by governments of member countries with a minimum credit rating of AA-.  However, no rating is required if government obligations are denominated in the national currency of the issuer.

Agencies
IBRD may invest only in obligations issued by an agency or instrumentality of a government of a member country, a multilateral organization, or any other official entity
(other than the government of a member country), with a minimum credit rating of AA-.

Corporates and asset-backed securities	IBRD may only invest in securities with a triple-A credit rating.
Time deposits [b]	IBRD may only invest in time deposits issued or guaranteed by financial institutions, whose senior debt securities are rated at least A-.
Commercial Paper	IBRD may only invest in short-term borrowings (less than 190 days) from commercial banks, corporates, and financial institutions with at least two Prime-1 ratings.
Securities lending, and borrowing, repurchases, resales, and reverse repurchases
IBRD may engage in securities lending against adequate collateral, repurchases and reverse repurchases, against adequate margin protection, of the securities described under the sovereigns, agencies, and corporates and asset-backed security categories.

Collateral Assets
IBRD may engage in collateralized forward transactions, such as swap, repurchase, resale, securities lending, or equivalent transactions that involve certain underlying assets not independently eligible for investment. In each case, adequate margin protection needs to be received.

a.All investments are subject to approval by the Market and Counterparty Risk Department and must appear on the “Approved
List” created by the department.
b.Time deposits include certificates of deposit, bankers’ acceptances, and other obligations issued or unconditionally guaranteed by banks or other financial institutions.

Commercial Counterparty Credit Risk Exposure
As a result of IBRD’s use of collateral arrangements for swap transactions, its residual commercial counterparty credit risk is concentrated in the investment portfolio, in instruments issued by sovereign governments and non-
sovereign holdings (including agencies, asset-backed securities) (Table 31).

Table 31: Commercial Credit Exposure, Net of Collateral Held, by Counterparty Rating
In millions of U.S. dollars
	June 30, 2024
	Investments
Counterparty Rating [a]	Sovereigns	Non-Sovereigns	Net Swap Exposure	Total Exposure	% of Total
AAA	$9,583	$8,844	$—	$18,427	23%
AA	6,778	36,481	54	43,313	54
A	7,240	11,505	131	18,876	23
BBB	4	28	—	32	*
BB or lower/unrated	—	7	—	7	*
Total	$23,605	$56,865	$185	$80,655	100%

	June 30, 2023
	Investments
Counterparty Rating [a]	Sovereigns	Non-Sovereigns	Net Swap Exposure	Total Exposure	% of Total
AAA	$21,337	$8,157	$—	$29,494	38%
AA	156	31,763	19	31,938	41
A	7,096	8,711	135	15,942	21
BBB	3	35	—	38	*
BB or lower/unrated	—	3	2	5	*
Total	$28,592	$48,669	$156	$77,417	100%

a. Average rating is calculated using available ratings from the three major rating agencies; however, if ratings are not available from each of the three rating agencies, IBRD uses the average of the ratings available from any of such rating agencies or a single rating to the extent that an instrument or issuer (as applicable) is rated by only one rating agency.

* Indicates percentage less than 0.5%.

Management’s Discussion and Analysis	Section IX: Risk Management

50	IBRD Management's Discussion and Analysis: June 30, 2024
IBRD’s overall commercial counterparty credit exposure, net of collateral held, was $80.7 billion as of June 30,
2024. As shown on Table 31, the credit quality of IBRD’s portfolio remains concentrated in the upper end of the credit spectrum, with 77% of the portfolio rated AA or above and the remaining portfolio primarily rated A. The A rated counterparties primarily consisted of sovereigns and financial institutions (limited to short-term deposits and swaps).
Non-Commercial Counterparty Credit Risk
In addition to its derivative transactions with commercial counterparties, IBRD offers derivative-intermediation and other services to borrowing member countries, as well as to affiliated and non-affiliated organizations, to help meet their development needs or to carry out their development mandates (Table 32):
Table 32: Non-Commercial Counterparty Credit Risk
In millions of U.S. dollars
Exposures as of June 30, 2024

Non-Commercial Counterparty	Instrument used	Purpose of derivative transaction	Notional	Net Exposure
Borrowing Member Countries	Derivatives	Assist borrowing member countries with managing risks	$7,832	$—
Non-Affiliated Organization	Derivatives	Assist IFFIm with managing risks	2,132	—
			$9,964	$—

•Borrowing Member Countries: Currency and interest rate swap transactions are executed between IBRD and its borrowers under master derivative agreements. As of June 30, 2024, the notional amounts were $7.8 billion with no net exposure to IBRD under these agreements. Expected losses inherent in these exposures due to country credit risk are incorporated in the fair value of these instruments.
•Affiliated Organizations: Derivative contracts were executed between IBRD and IDA, under an agreement allowing IBRD to intermediate derivative contracts on behalf of IDA. As of June 30, 2024, IBRD did not have any exposure to IDA under these agreements.
•Non-Affiliated Organizations: IBRD has a master derivatives agreement with IFFIm, under which several transactions have been executed. As of June 30, 2024, the notional amounts were $2.1 billion with no net fair value exposures to IBRD under this agreement. IBRD has the right to call for collateral above an agreed specified threshold. As of June 30, 2024, IBRD had not exercised this right, but it reserves the right under the existing terms of the agreement. Rather than calling for collateral, IBRD and IFFIm have agreed to manage IBRD’s exposure by applying a risk management buffer to the gearing ratio limit. The gearing ratio limit represents the maximum amount of IFFIm’s net financial obligations less cash and liquid assets, as a percentage of the net present value of its financial assets.
Credit and Debit Valuation Adjustments
Most outstanding derivative positions are transacted over the counter and therefore valued using internally developed valuation models. For commercial and non-commercial counterparties where IBRD has a net exposure
(net receivable position), IBRD calculates a Credit Valuation Adjustment (CVA) to reflect credit risk. For net derivative positions with commercial and non-commercial counterparties where IBRD is in a net payable position,
IBRD calculates a Debit Valuation Adjustment (DVA) to reflect its own credit risk.
The CVA is calculated using future projected exposures of the derivative contracts, net of collateral received under credit support agreements, and the probability of counterparty default based on the Credit Default Swaps (CDS)
spread and, where applicable, proxy CDS spreads. IBRD does not currently hedge this exposure. The DVA calculation is generally consistent with the CVA methodology and incorporates IBRD’s own credit spread as observed through the CDS market. As of June 30, 2024, IBRD recorded a CVA on its Balance Sheet of $29 million, and a DVA of $409 million.

Management’s Discussion and Analysis	Section IX: Risk Management

IBRD Management's Discussion and Analysis: June 30, 2024	51
Changes in Credit Spreads
The sensitivity of IBRD’s portfolios to credit represents the change in fair value corresponding to changes in credit spreads.
•Investments: IBRD purchases investment-grade securities for its liquid asset portfolio. Credit risk is controlled through appropriate eligibility criteria (Box 7). The overall risk of the investment portfolio is also constrained by a consultative loss limit. In line with these risk management strategies, the potential effect of default risk on IBRD’s investment portfolio is therefore small.
•Borrowings: IBRD’s own credit risk reflects the cost of funding relative to applicable reference rates.
Changes in IBRD’s credit spreads result in unrealized mark-to-market gains/losses, recorded as Net Change in DVA on Fair Value Option elected liabilities in the Statements of Comprehensive Income.
•Loans: IBRD’s fair value model represents a hypothetical exit price of the loan portfolio. It incorporates CDS spreads as an indicator of the credit risk for each borrower, after adjusting recovery levels to incorporate
IBRD’s institutional experience and assumptions. These assumptions are reviewed annually. IBRD does not hedge its sovereign credit exposure but Management assesses its credit risk through a loan-loss provisioning framework. The loan loss provision represents the expected losses inherent in its accrual and nonaccrual portfolios. IBRD’s country credit risk is managed by using individual country exposure limits and by monitoring its credit-risk-bearing capacity.
•Derivatives: IBRD uses derivatives to manage exposures to currency and interest rate risks in its investment, loan, other ALM and borrowing portfolios. It is therefore exposed to commercial counterparty credit risk on these instruments. This risk is managed through:
◦Stringent selection of commercial derivative counterparties,
◦Daily marking-to-market of derivative positions, and
◦Use of collateral and collateral thresholds for all commercial counterparties.
Market Risk
IBRD is exposed to changes in interest and exchange rates, and it uses various strategies to minimize its exposure to market risk.
Interest Rate Risk
Under its current interest rate risk management strategy, IBRD seeks to match the interest rate sensitivity of its assets (loan and investment trading portfolios) with those of its liabilities (borrowing portfolio) by using derivatives, such as interest rate swaps. These derivatives effectively convert IBRD’s financial assets and liabilities into variable-
rate instruments. Before these derivatives, 90% of the outstanding borrowings had fixed interest rates, and 12% of the loans had fixed interest rates as of June 30, 2024. After considering the effects of these derivatives, virtually the entire borrowing and loan portfolios are carried at variable interest rates.
Alignment of Assets and Liabilities – IBRD borrows in multiple currency and interest rate bases worldwide and lends the proceeds of those borrowings to eligible member countries. IBRD offers its borrowers the option of converting the currency and interest rate bases on their loans where there is a liquid swap market, thereby enabling them to select loan terms that are best suited to their circumstances.  Such options meet borrowers’ preferences and help mitigate their currency and interest rate risk. In the absence of active risk management, IBRD would be exposed to substantial market risk and asset-liability management imbalances. To address such imbalances, IBRD uses derivatives to swap its payment obligations on bonds to a currency and interest rate basis that is aligned with its loan portfolio. Likewise, when a borrower exercises a conversion option on a loan to change its currency or interest rate basis, IBRD uses derivatives to convert its exposure back to a currency and interest rate basis, that is aligned with its loan portfolio. Thus, IBRD’s payment obligations on its borrowings are aligned with its loans funded by such borrowings – generally, after the effect of derivatives, IBRD primarily pays U.S. dollar, short-term variable rates on its borrowings, and receives U.S. dollar, short-term variable rates on its loans. Figure 21 below illustrates the use of derivatives in the loan and borrowing portfolios:

Management’s Discussion and Analysis	Section IX: Risk Management

52	IBRD Management's Discussion and Analysis: June 30, 2024
Figure 21: Use of Derivatives for Loans and Borrowings
Derivatives are also used to manage market risk in the liquidity portfolio. In line with its development mandate,
IBRD maintains a large liquidity balance to ensure that it can make payments on its borrowing obligations and loan disbursements, even in the event of severe market disruptions. Pending disbursement, the liquidity portfolio is invested on a global basis in multiple currencies and interest rates. Derivatives are also used to align the currency and duration of investments with the debt funding the liquidity portfolio. Figure 22 below illustrates the use of derivatives in the liquidity portfolio:
Figure 22: Use of Derivatives for Investments
Other ALM – Given most loans carry variable rates, for the portion of loans that are funded by equity, loan interest revenue, if left unmanaged, would be highly sensitive to fluctuations in short-term interest rates. The Equity-to-
Loans ratio of 21.5% indicates the portion of loans funded by equity. To manage this exposure, Management has put in place a framework with the primary goal of stabilizing this revenue. Under this framework, IBRD uses derivatives to convert the variable rate cash flows on loans funded by equity back to fixed rate cash flows, thereby stabilizing loan interest revenue over time. See Figure 23 below.
Figure 23: Use of Derivatives for Other ALM
Although interest rates have been rising, low and negative interest rates present a challenge for various IBRD portfolios.

Management’s Discussion and Analysis	Section IX: Risk Management

IBRD Management's Discussion and Analysis: June 30, 2024	53
Loans to borrowing countries:
Under IBRD’s loan agreements, if an interest rate formula yields a negative rate, the interest rate charged is zero.
Liquid Asset Portfolio:
IBRD’s existing guidelines allow for the investment in a wide variety of credit products in both developed and emerging market economies (see investment eligibility criteria in Box 7). In FY24, IBRD’s liquid asset portfolio incurred unrealized mark-to-market losses due to the sharp increase in interest rates.
The interest rate risk on IBRD’s liquid asset portfolio, including the risk that the value of assets in the portfolio will fluctuate in response to changes in market interest rates, is managed within specified duration-mismatch limits. The liquid asset portfolio has spread exposure because IBRD holds instruments other than short-term bank deposits.
These investments generally yield positive returns over the risk-free reference rate (SOFR) but can generate mark-
to-market gains or losses if the credit spread moves.
.
Fixed Spread Loan Refinancing Risk
Refinancing risk for funding fixed-spread loans relates to the potential impact of any future deterioration in IBRD's funding spread relative to what was computed in the fixed-spread when the loan was initially disbursed. IBRD does not match the maturity of its funding with that of its fixed spread loans as this would result in significantly higher financing costs for all loans. Instead, IBRD targets a shorter average funding maturity and manages the refinancing risk by charging a risk premium.
Effective April 1, 2021, IBRD’s offering of loans on fixed spread terms has been suspended.
Other Interest Rate Risks
Interest rate risk also arises from other variables, including differences in timing between the contractual maturities or re-pricing of IBRD’s assets, liabilities, and derivative instruments. On variable-rate assets and liabilities, IBRD is exposed to timing mismatches between the re-set dates on its variable-rate receivables and payables. IBRD monitors these exposures and may execute overlay interest rates swaps to reduce sizable timing mismatches.
Alternative Reference Rate
As of June 30, 2023, all the LIBOR rates ceased to be provided by any administrator or were no longer representative, in line with previous announcements by the Financial Conduct Authority (FCA), the regulator of
LIBOR. In consideration of the regulatory guidance and in preparation for the global markets’ transition away from
LIBOR, IBRD took the necessary steps to facilitate a smooth and orderly transition of its financial instruments to alternative reference rates. This transition started on January 1, 2022 and was completed as of December 31, 2023 for all applicable portfolios.
Exchange Rate Risk
IBRD holds the majority of its assets and liabilities in U.S. dollars and euro. However, the reported levels of its assets, liabilities, income, and expenses in the financial statements are affected by exchange rate movements in all the currencies in which IBRD transacts, relative to its reporting currency, the U.S. dollar. IBRD’s functional currencies are the U.S. dollar and euro. Currency translation adjustments relating to euro-denominated balances are reflected in other comprehensive income, a component of equity. Currency translation adjustments relating to non-
euro denominated balances (non-functional currencies) are reported in the Statements of Income. While IBRD’s equity could be affected by exchange rate movements, IBRD’s risk management policies work to minimize the exchange rate risk in its capital adequacy, by immunizing the Equity-to-Loans ratio against exchange rate movements.
To minimize exchange risk, IBRD matches its borrowing obligations in any one currency (after derivatives) with assets in the same currency (Figure 24). In addition, IBRD undertakes periodic currency conversions to align the currency composition of its equity with that of its outstanding loans across major currencies. Together, these policies are designed to minimize the impact of exchange rate fluctuations on the Equity-to-Loans ratio; thereby preserving
IBRD’s ability to better absorb unexpected losses from arrears on loan repayments, regardless of exchange rate

Management’s Discussion and Analysis	Section IX: Risk Management

54	IBRD Management's Discussion and Analysis: June 30, 2024
movements.  As a result, exchange rate movements during the year generally do not have an impact on the overall
Equity-to-Loans ratio.
Figure 24: Currency Composition of Loan and Borrowing Portfolios as of June 30, 2024

Loans outstanding (including Derivatives)
Others
*
Euro
18%
U.S. Dollars
82%

Borrowings funding loans (including Derivatives)
Others
*
Euro
18%
U.S. Dollars
82%

* Denotes percentage less than 0.5%.
Liquidity Risk
Liquidity risk arises in the general funding of IBRD’s activities and in managing its financial position. It includes the risk of IBRD being unable to fund its portfolio of assets at appropriate maturities and rates, and the risk of being unable to liquidate a position in a timely manner at a reasonable price.
Under IBRD’s liquidity management guidelines, aggregate liquid asset holdings are kept at or above a specified
Prudential Minimum to safeguard against cash flow interruptions.
The Target Liquidity Level represents twelve-months’ coverage as calculated at the start of every fiscal year. The
Prudential Minimum is defined as 80% of the Target Liquidity Level. The maximum guideline of 150% of the
Target Liquidity Level continues to function as a guideline rather than a hard ceiling (Table 33).

Table 33: Liquidity Levels
Effective for FY24	In billions of U.S. dollars	% of Target Liquidity Level
Target Liquidity Level	$59.0
Guideline Maximum Liquidity Level	88.5	150%
Prudential Minimum Liquidity Level	47.2	80%
Liquid Asset Portfolio as of June 30, 2024	$78.8	134%
The FY25 Target Liquidity Level is set at $65.0 billion, $6.0 billion higher than FY24 Target Liquidity Level due to higher projected debt service in FY25.
Operational Risk
Operational risk is defined as the risk of financial loss or damage to IBRD’s reputation resulting from inadequate or failed internal processes, people and systems, or from external events.
IBRD recognizes the importance of operational risk management activities, which are embedded in its financial operations. As part of its business activities, IBRD is exposed to a range of operational risks including physical security, staff health and safety, information security and data privacy, business continuity, and third-party risks.
IBRD’s approach to identifying and managing operational risk includes a dedicated program for these risks and a robust process that includes assessing and prioritizing operational risks, monitoring and reporting relevant key risk indicators, aggregating and analyzing internal and external events, identifying emerging risks that may affect business units, and developing risk responses and mitigating actions.

Management’s Discussion and Analysis	Section IX: Risk Management

IBRD Management's Discussion and Analysis: June 30, 2024	55
Cybersecurity Risk Management
IBRD’s operations rely on the secure processing, storage and transmission of confidential and other information in computer systems and networks. Like other financial institutions, cybersecurity risk continues to be significant for
IBRD due to the evolving sophistication and complexity of the cyber threat landscape. These risks are unavoidable and IBRD seeks to manage them on a cost-effective basis consistent with its risk appetite.
To protect the security of its computer systems, software, networks and other technology assets, IBRD has developed a cybersecurity risk management program, aligned with its Operational Risk Management Framework.
This program consists of cybersecurity policies, procedures, compliance and awareness programs. A multi-layered approach for cybersecurity risk management is employed to prevent and detect malicious activity, both from within the organization and from external sources. In response to emerging cyber threats such as malware including ransomware, denial of service, phishing attacks and artificial intelligence related risks, IBRD adapts its technical and process-level controls and enhances user awareness to mitigate the risk. When relying on third-party vendors for technology-enabled services, additional meaningful and diligent measures are applied to gain assurance regarding the security of its information and technology assets including, as appropriate, legal and cybersecurity contractual safeguards in third-party vendor agreements and the review and monitoring of third-party control environments.
IBRD periodically assesses the maturity and effectiveness of its cyber defenses through risk mitigation techniques, including but not limited to, targeted testing, internal and external audits, incident response desktop exercises and industry benchmarking.

Management’s Discussion and Analysis	Section IX: Risk Management

56	IBRD Management's Discussion and Analysis: June 30, 2024

Section X: Contractual Obligations
In conducting its business, IBRD takes on contractual obligations that may require future payments. These include borrowings, operating leases, contractual purchases, capital expenditures, and other long-term liabilities. Table 34 shows IBRD’s contractual obligations for the next five years and thereafter; it excludes the following obligations reflected on IBRD’s Balance Sheets: undisbursed loans, amounts payable for currency and interest rate swaps, amounts payable for investment securities purchased, guarantees, and cash received under agency arrangements.
•Borrowings: IBRD issues debt in the form of securities to private and governmental buyers.
•Operating Leases: IBRD leases real estate and equipment under lease agreements for varying periods.
Operating lease expenditures represents future cash payments for real estate-related obligations and equipment, based on contractual amounts.
•Contractual Purchases:  IBRD is a party to various obligations to purchase products and services, which are purchase commitments in the ordinary course of business.
•Other Long-Term Liabilities: IBRD provides a variety of benefits to its employees. As some of these benefits are of a long-term nature, IBRD records the associated liability on its Balance Sheets. The obligations payable represents expected benefit payments as well as contributions to the pension plans. These include future service and pay accruals for current staff and new staff projections for the next 10 years.
Operating leases, contractual purchases and capital expenditures, and other long-term obligations include obligations shared with IDA, IFC, and MIGA under cost-sharing and service arrangements. These arrangements reflect the
WBG strategy of maximizing synergies, to best leverage resources for development (see Notes to Financial
Statements, Note H for Transactions with Affiliated Organizations).

Table 34: Contractual Obligations
In millions of U.S. dollars
	As of June 30, 2024
	Due in 1 year or Less	Due after 1 Year up to 3 Years	Due after 3 Years up to 5 Years	Due After 5 years	Total
Borrowings (at fair value)	$41,955	$63,965	$62,036	$93,834	$261,790
Operating leases	62	76	45	1,134	1,317
Contractual purchases	52	11	—	—	63
Other long-term liabilities	736	147	104	204	1,191
Total	$42,805	$64,199	$62,185	$95,172	$264,361

Management’s Discussion and Analysis	Section X: Contractual Obligations

IBRD Management's Discussion and Analysis: June 30, 2024	57

Section XI: Pension and Other Post-Retirement Benefits
Governance
IBRD participates, along with IFC and MIGA, in pension and post-retirement benefit plans. The Staff Retirement
Plan (SRP), Retired Staff Benefits Plan (RSBP), and PEBP (collectively called the “Plans”) are defined benefit plans and cover substantially all WBG employees, retirees and their beneficiaries. Costs, assets, and liabilities associated with the Plans are allocated among IBRD, IFC, and MIGA, based on their employees' respective participation in the
Plans. Costs allocated to IBRD are subsequently shared with IDA, based on an agreed cost-sharing ratio (see Notes to Financial Statements, Note K: Pension and Other Post-Retirement Benefits).
The benefits of the Plans at retirement are determined pursuant to the Plan Documents adopted by the Board (Plan
Document). IBRD has a contractual obligation to make benefit payments to the Plans’ beneficiaries. The governance mechanism of the Plans, including the funding and investment policies described here, are designed to support this objective.
There are two committees that govern the Plans. From a governance standpoint, both committees are independent of
IBRD and the Board.
•The Pension Finance Committee (PFC), which is responsible for the financial management of the Plans and is supported by the Pension Finance Administrator.
•The Pension Benefits Administration Committee (PBAC), which is responsible for the administration of the benefits of the Plans.
Contributions to the SRP and RSBP are irrevocable, with assets held in separate trusts, and the PEBP assets are included in IBRD's investment portfolio. IBRD acts as trustee for the Plans and the assets are used for the exclusive benefit of the participants and their beneficiaries. The objective of the Plans is to accumulate sufficient assets to meet future pension benefit obligations. As of June 30, 2024, IBRD and IDA’s share of the assets amounted to $32.4 billion (Table 35). This represents the accumulated contributions paid into the plans net of benefit payments, together with the accumulated value of investment earnings, net of related expenses.
Funding and Investment Policies
The key policies underpinning the financial management of the Plans, including the determination of WBG contributions and the investment of Plan assets, are the funding and investment policies. The objective of these policies is to ensure that the Plans have sufficient assets to meet benefit payments over the long term. The funding policy, as approved by the PFC, establishes the rules that determine the WBG’s contributions. The policy seeks to fund the Plans in a consistent and timely manner, while at the same time avoiding excessive volatility in WBG contributions. The funding policy determines how much the WBG must contribute annually to sustain and ensure the accumulation of sufficient assets over time to meet the expected benefit payments. Under the Plan Document, the
PFC determines the WBG contribution based on actuarial valuations. IBRD is required to make the contribution determined by the PFC. In FY24, the WBG’s rate for contributions to the Plans was 14.75% of salaries.
The Projected Benefit Obligation (PBO) is derived from AA-rated corporate bonds, as required by U.S. GAAP. The selection of this rate as the basis for the discount rate is to establish a liability equivalent to an amount that if invested in high-quality fixed income securities would match the benefit payment stream. While this measure is based on an objective, observable market rate, it does not necessarily reflect the realized or expected returns of the
Plan which depend on how the Plans are managed and invested. The PBO for funding purposes is discounted using a
3.5% real discount rate since the funding strategy for the Plans is based on a target of 3.5% real return on investments. This rate constitutes the long-term return objective for the Plan’s assets, referred to as the Long-Term
Real Return Objective (LTRRO), which Management has followed since the year ended June 30, 1999 and last reaffirmed under the strategic asset allocation review in April 2024. If the return on pension assets is 3.5% in real terms and contributions are made at the actuarially required rates (which reflect the long-term cost of the plan benefit), the Plan benefits will be funded over time.
The assets of the Plans are diversified across a variety of asset classes, with the objective of achieving returns consistent with the LTRRO over the long term without taking undue risks. The returns on investments for the Plans

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58	IBRD Management's Discussion and Analysis: June 30, 2024
have met or exceeded the LTRRO on a consistent basis in the long term as well as in recent years. The PFC periodically reviews the LTRRO for realism and appropriateness. See Notes to Financial Statements, Note K:
Pension and Other Post-Retirement Benefits for asset allocation, expected return on Plan assets and assumptions used to determine the PBO.
Environmental, Social and Governance (ESG) Policies
The Plan has a long-standing ESG policy that reflects the latest developments in and understanding of responsible investments and ESG integration. The ESG policy is based on a principled and pragmatic approach in accordance with and subject to the fiduciary standard applicable to the administration and investment of Plan assets. The Plan’s
ESG policy outlines a practical approach to ESG integration and responsible ownership, providing an operational framework for a consistent consideration of relevant ESG issues applicable to each asset class, as well as for the conduct of corporate engagement and proxy voting on the Plan’s equity holdings.
Projected Benefit Obligations
Given that pension plan liabilities can be defined and measured in different ways, it is possible to have different funded status measures for the same plans.  The most widely used and publicly disclosed measure of pension plan liabilities is the PBO measure required under U.S. GAAP. It reflects the present value of all retirement benefits earned by participants (adjusted for assumed inflation) as of a given date, including projected salary increases to retirement. Therefore, the PBO measure is an appropriate metric for assessing the ability of the Plans to cover expected benefits as of a certain date. The underlying actuarial assumptions used to determine the PBO, accumulated benefit obligations, and funded status associated with the Plans are based on financial market interest rates, experience, and Management's best estimate of future benefit changes, economic conditions and earnings from plan assets.

Table 35: Funded Status of the Plans
In millions of U.S. dollars
	As of June 30, 2024
	SRP	RSBP	PEBP	Total
PBO	$(22,166)	$(3,408)	$(2,097)	$(27,671)
Plan assets	25,689	4,540	2,135	32,364
Net position	$3,523	$1,132	$38	$4,693

IBRD's funded status				2,235

	As of June 30, 2023
	SRP	RSBP	PEBP	Total
PBO	$(21,208)	$(3,341)	$(2,057)	$(26,606)
Plan assets	24,565	4,281	1,953	30,799
Net position	$3,357	$940	$(104)	$4,193

IBRD's funded status				1,980
The discount rate used to convert future obligations into today’s dollars is derived from high-grade, AA-rated corporate bond yields as required by U.S. GAAP. The overfunded status of the pension plans for IBRD and IDA of
$4,693 million as of June 30, 2024, net of PEBP assets, primarily reflects the increase in the value of the Plan Assets due to higher-than-expected asset returns. As the Plans are managed with a long-term horizon, results over shorter time periods may be impacted positively or negatively by market fluctuations.

Management’s Discussion and Analysis	Section XI: Pension and Other Post-Retirement Benefits

IBRD Management's Discussion and Analysis: June 30, 2024	59

Section XII: Critical Accounting Policies and the Use of Estimates
IBRD’s significant accounting policies, as well as estimates made by Management, are integral to its financial reporting. While all of these policies require a certain level of judgment and estimates, significant policies require
Management to make highly difficult, complex, and subjective judgments as these relate to matters inherently uncertain and susceptible to change. Note A to the financial statements contains a summary of IBRD’s significant accounting policies including a discussion of recently issued accounting pronouncements.
Fair Value of Financial Instruments
The fair values of financial instruments are based on a three-level hierarchy. For financial instruments classified as
Level 1 or 2, less judgment is applied in arriving at fair value measures as the inputs are based on observable market data. For financial instruments classified as Level 3, unobservable inputs are used. These require Management to make important assumptions and judgments in determining fair value measures. Investments measured at net asset value per share (or its equivalent) are not classified in the fair value hierarchy.
Most of IBRD’s financial instruments which are recorded at fair value are classified as Levels 1 and 2. Table 36 presents the summary of the fair value of financial instruments recorded at fair value on a recurring basis, and the amounts measured using significant Level 3 inputs. IBRD’s level 3 instruments are mainly structured bonds and related swaps held in the borrowing portfolio; these use market observable inputs and unobservable inputs such as correlations and interest rate volatilities. There were no Level 3 instruments in IBRD’s investment or loan portfolios as of June 30, 2024. All of IBRD’s loans were carried at amortized cost as of June 30, 2024.

Table 36: Fair Value Level 3 Summary
In millions U.S. dollars
For the fiscal year ended June 30,	2024		2023
	Level 3	Total Balance	Level 3	Total Balance
Total Assets at fair value	$263	$94,842	$221	$92,093
As a percentage of total assets	0.28%		0.24%

Total Liabilities at fair value	$4,349	$296,712	$3,949	$277,016
As a percentage of total liabilities	1.47%		1.43%

IBRD reviews the methodology, inputs, and assumptions on a quarterly basis to assess the appropriateness of the fair value hierarchy classification of each financial instrument.
Some financial instruments are valued using pricing models. The valuation group, independent of the treasury and financial reporting functions, reviews all financial instrument models affecting financial reporting through fair value and assesses model appropriateness and consistency. The review looks at whether the models accurately reflect the characteristics of the transaction and its risks, the suitability and convergence properties of numerical algorithms, the reliability of data sources, the consistency of the treatment with models for similar products, and sensitivity to input parameters and assumptions that cannot be priced from the market.
Reviews are conducted of new and/or changed models, as well as previously validated models, to assess whether any changes in the product or market may have affected the model’s continued validity and whether any theoretical or competitive developments may require reassessment of the model’s adequacy.
The financial models used for input to IBRD’s financial statements are subject to both internal and periodic external verification and review by qualified personnel.
In cases where Management relies on instrument valuations supplied by external pricing vendors, procedures are in place to validate the appropriateness of the models used, as well as the inputs applied in determining those values.

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60	IBRD Management's Discussion and Analysis: June 30, 2024
Provision for Losses on Loans and Other Exposures
IBRD evaluates estimated exposures over the life of loans and other exposures, to incorporate undisbursed loan commitments in the measure of exposure, and to incorporate estimations of future market conditions for a reasonable and supportable forecast period along with historical experience. The overall provision for expected losses is the sum of the computed annual losses, taking into account borrower risk ratings and associated expected default frequencies, estimates of exposure, and severity of loss given default.
For loans carried at fair value, if any, the credit risk assessment is a determinant of fair value.
The determination of a borrower's risk rating is based on complex variables such as: political risk, external debt and liquidity, fiscal policy and the public debt burden, balance of payments risks, economic structure and growth prospects, monetary and exchange rate policy, and financial sector risks and corporate sector debt and other vulnerabilities. Additionally, estimations of disbursements and repayments of exposures are made, as well as estimations of future interest cash flows based on forward looking market variables, and the impact of any credit enhancement arrangements IBRD has received.
IBRD periodically reviews these variables and reassesses the adequacy of the accumulated provision accordingly.
Actual losses may differ from expected losses owing to unforeseen changes in any of the variables affecting the creditworthiness or estimates inherent in the exposure measurements of borrowers.
The Credit Risk Committee monitors aspects of country credit risk, in particular, reviewing the provision for losses on loans and guarantees taking into account, among other factors, any changes in exposure, risk ratings of borrowing member countries, or changes between the accrual and nonaccrual portfolios.
The accumulated provision for loan losses is reported separately in the Balance Sheets as a reduction from IBRD’s total loans outstanding. The accumulated provision for losses on loan commitments and other exposures is included in accounts payable and miscellaneous liabilities. Increases or decreases in the accumulated provision for losses on loans and other exposures are reported in the Statements of Income as a Provision for losses on loans and other exposures (see Notes to Financial Statements: Note A: Summary of Significant Accounting and Related Policies and
Note D: Loans and Other Exposures).
Pension and Other Post-Retirement Benefits
The underlying actuarial assumptions used to determine the PBO, accumulated benefit obligations, and funded status associated with IBRD pension and other post-retirement benefit plans are based on financial market interest rates, experience, and Management's best estimate of future benefit changes and economic conditions. All costs, assets and liabilities associated with these plans are allocated between IBRD, IFC, and MIGA based upon their employees’
respective participation in the plans. Costs allocated to IBRD are then shared between IBRD and IDA based on an agreed cost-sharing ratio. IDA, IFC and MIGA reimburse IBRD for their proportionate share of any contributions made to these plans by IBRD. Contributions to the plans are calculated as a percentage of salary (see Notes to
Financial Statements, Note K: Pension and Other Post-Retirement Benefits).

Management’s Discussion and Analysis	Section XII: Critical Accounting Policies and the Use of Estimates

IBRD Management's Discussion and Analysis: June 30, 2024	61

Section XIII: Governance and Controls
Business Conduct
The WBG promotes a positive work environment in which staff members understand their ethical obligations to the institution. In support of this commitment, the institution has in place a Code of Conduct. The WBG has both an
Ethics Help Line and a Fraud and Corruption hotline. A third-party service offers many methods of worldwide communication. Reporting channels include telephone, mail, email, or confidential submission through a website.
IBRD has procedures in place for receiving, retaining, and handling recommendations and concerns relating to business conduct identified during the accounting, internal control, and auditing processes.
WBG staff rules clarify and codify the staff’s obligations in reporting suspected fraud, corruption, or other misconduct that may threaten the operations or governance of the WBG. These rules also offer protection from retaliation.
Figure 25: Governance Structure
General Governance
IBRD’s decision-making structure consists of the Board of Governors, Executive Directors (the Board), the
President, Management, and staff. The Board of Governors is the highest decision-making authority. Governors are appointed by their member governments for a five-year term, which is renewable. The Board of Governors may delegate authority to the Executive Directors to exercise any of its powers, except for certain powers enumerated in
IBRD’s Articles. IBRD has its own policies and frameworks that are carried out by staff that share responsibilities over both IBRD and IDA.
In addition, IBRD and IDA have joint internal institutional oversight units which play an assurance role to shareholders and management that IBRD’s work is impactful and accountable, informed by best practices, and delivered to the highest ethical standards with risk management controls and governance processes that are functioning effectively.
Executive Directors
In accordance with IBRD’s Articles, Executive Directors are appointed or elected every two years by their member governments.  The Board currently has 25 Executive Directors, who represent all 189 member countries. Executive
Directors are neither officers nor staff of IBRD. The President is the only member of the Board from management, and he serves as a non-voting member and as Chairman of the Board.
The Board is required to consider proposals made by the President on IBRD loans, grants and guarantees and on other policies that affect its general operations. The Board is also responsible for presenting to the Governors, at the

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62	IBRD Management's Discussion and Analysis: June 30, 2024
Annual Meetings, audited accounts, an administrative budget, and an annual report on operations and policies and other matters.
The Board and its committees are in continuous sessions based in Washington DC, as business requires. Each committee's terms of reference establish its respective roles and responsibilities. As committees do not vote on issues, their role is primarily to serve the Board in discharging its responsibilities.
The committees are made up of eight members and function under their respective stipulated terms of reference.
These committees are as follows:
•Audit Committee - assists the Board in overseeing IBRD’s finances, accounting, risk management and internal controls (see further explanation below).
•Budget Committee - assists the Board in approving the World Bank’s budget and in overseeing the preparation and execution of IBRD’s business plans. The committee provides guidance to management on strategic directions of IBRD.
•Committee on Development Effectiveness - supports the Board in assessing IBRD’s development effectiveness, providing guidance on strategic directions of IBRD, and monitoring the quality and results of operations.
•Committee on Governance and Executive Directors’ Administrative Matters - assists the Board on issues related to the governance of IBRD, the Board’s own effectiveness, and the administrative policy applicable to Executive Directors’ offices.
•Human Resources Committee - strengthens the efficiency and effectiveness of the Board in discharging its oversight responsibility on the World Bank’s human resources strategy, policies and practices, and their alignment with the business needs of the organization.
Audit Committee
Membership
The Audit Committee consists of eight Executive Directors. Membership in the Committee is determined by the
Board, based on nominations by the Chairman of the Board, following informal consultation with Executive
Directors.
Key Responsibilities
The Audit Committee is appointed by the Board for the primary purpose of assisting the Board in overseeing
IBRD’s finances, accounting, risk management, internal controls and institutional integrity. Specific responsibilities include:
•Oversight of the integrity of IBRD’s financial statements.
•Appointment, qualifications, independence and performance of the External Auditor.
•Performance of the Group Internal Audit.
•Adequacy and effectiveness of financial and accounting policies and internal controls and the mechanisms to deter, prevent and penalize fraud and corruption in IBRD operations and corporate procurement.
•Effective management of financial, fiduciary and compliance risks in IBRD.
•Oversight of the institutional arrangements and processes for risk management across IBRD.
In carrying out its role, the Audit Committee discusses financial issues and policies that affect IBRD’s financial position and capital adequacy with Management, external auditors, and internal auditors. It recommends the annual audited financial statements for approval to the Board. The Audit Committee monitors and reviews developments in corporate governance and its own role on an ongoing basis.

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IBRD Management's Discussion and Analysis: June 30, 2024	63
Executive Sessions
Under the Audit Committee's terms of reference, it may convene in executive session at any time, without
Management’s presence.  The Audit Committee meets separately in executive session with the external and internal auditors.
Access to Resources and to Management
Throughout the year, the Audit Committee receives a large volume of information to enable it to carry out its duties and meets both formally and informally throughout the year to discuss relevant matters. It has complete access to
Management, and reviews and discusses with Management topics considered in its terms of reference.
The Audit Committee has the authority to seek advice and assistance from outside legal, accounting, or other advisors as it deems necessary.
Auditor Independence
The appointment of the external auditor for IBRD is governed by a set of Board-approved principles. These include:
•Limits on the external auditor’s provision of non-audit-related services
•Requiring all audit-related services to be pre-approved on a case-by-case basis by the Board, upon recommendation of the Audit Committee, and
•Renewal of the external audit contract every five years, with a limit of two consecutive terms and mandatory rotation thereafter.
The external auditor may provide non-prohibited, non-audit related services subject to monetary limits. Broadly, the list of prohibited non-audit services include those that would put the external auditor in the roles typically performed by management and in a position of auditing their own work, such as accounting services, internal audit services, and provision of investment advice. The total non-audit services fees over the term of the relevant external audit contract shall not exceed 70% of the audit fees over the same period.
Communication between the external auditor and the Audit Committee is ongoing and carried out as often as deemed necessary by either party. The Audit Committee meets periodically with the external auditor and individual committee members have independent access to the external auditor. IBRD’s external auditors also follow the communication requirements with the Audit Committee set out under generally accepted auditing standards in the
United States.
External Auditors
The external auditor is appointed to a five-year term, with a limit of two consecutive terms, and is subject to annual reappointment based on the recommendation of the Audit Committee and approval of a resolution by the Board.
In May 2022, IBRD’s Board approved Deloitte & Touche LLP as IBRD’s external auditor for a second five-year term commencing in FY24.
Senior Management Changes
On February 20, 2024, Wencai Zhang was appointed as Managing Director and WBG Chief Administrative Officer,
effective March 18, 2024, replacing Shaolin Yang who was previously in this role.

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64	IBRD Management's Discussion and Analysis: June 30, 2024
Internal Control
Internal Control Over Financial Reporting
Each fiscal year, Management evaluates the internal controls over financial reporting to determine whether any changes made in these controls during the fiscal year materially affect, or would be reasonably likely to materially affect, IBRD’s internal control over financial reporting. The internal control framework promulgated by the
Committee of Sponsoring Organizations of the Treadway Commission (COSO), “Internal Control - Integrated
Framework (2013)” provides guidance for designing, implementing and conducting internal control and assessing its effectiveness. IBRD uses the 2013 COSO framework to assess the effectiveness of the internal control over financial reporting. As of June 30, 2024, management maintained effective internal control over financial reporting. See
“Management’s report regarding effectiveness of Internal Control over Financial Reporting” on page 70.
IBRD’s internal control over financial reporting was audited by Deloitte & Touche LLP, and their report expresses an unqualified opinion on the effectiveness of IBRD’s internal control over financial reporting as of June 30, 2024.
See Independent Auditor’s Report on page 74.
Disclosure Controls and Procedures
Disclosure controls and procedures are designed to ensure that information required to be disclosed is gathered and communicated to Management, as appropriate, to allow timely decisions regarding required disclosure by IBRD.
Management conducted an evaluation of the effectiveness of such controls and procedures and the President and the
MDCFO have concluded that these controls and procedures were effective as of June 30, 2024.

Management’s Discussion and Analysis	Section XIII: Governance and Controls

IBRD Management's Discussion and Analysis: June 30, 2024	65

Appendix
Glossary of Terms
Articles: IBRD’s Articles of Agreement
Below GDI Country: Country whose Gross National Income per capita is below the Graduation Discussion Income as published in the Per Capita Income Guidelines for Operational Purposes.
Board: The Executive Directors as established by IBRD’s Articles of Agreement.
Budget Anchor: Efficiency measure that IBRD uses to monitor the coverage of its net administrative expenses by its loan spread revenue.
Capital Adequacy: A measure of IBRD’s ability to withstand unexpected shocks and is based on the amount of IBRD’s usable equity expressed as a percentage of its loans and other related exposures.
Credit Default Swaps (CDS): A derivative contract that provides protection against deteriorating credit quality and allows one party to receive payment in the event of a default or specified credit event by a third party.
Credit Valuation Adjustment (CVA): The CVA represents the counterparty credit risk exposure and is reflected in the fair value of derivative instruments.
Debit Valuation Adjustment (DVA): DVA on Fair Value Option (FVO) Elected Liabilities that corresponds to the change in fair value of the liability presented under the FVO that relate to the instrument specific credit risk (“own-credit risk”).
Duration: Provides an indication of the sensitivity of underlying yield to changes in interest rates.
Equity-to-Loans Ratio: The Board monitors IBRD’s capital adequacy within a Strategic Capital Adequacy Framework, using the Equity-to-Loans ratio as a key indicator of IBRD’s capital adequacy.  For details on the ratio, see Table 30.
Loan Spread Revenue, Net: The spread between loan returns and associated debt cost, assuming loans are fully funded by debt.
Lower-Middle-Income Countries: For FY24, income groups are classified according to the 2022 gross national income (GNI)
per capita. For lower-middle-income countries, the GNI range was $1,136 to $4,465.
Maintenance of Value (MOV): Under IBRD’s Articles, members are required to maintain the value of their subscriptions of national currency paid-in, which is subject to certain restrictions. MOV is determined by measuring the foreign exchange value of a member’s national currency against the standard of value of IBRD’s capital based on the 1974 SDR.
Lending Operations: Total projects from a fiscal year based on project approval date as of June 30 of the fiscal year.
Net Commitments: Commitments net of full terminations and cancellations approved in the same fiscal year and include guarantee commitments and guarantee facilities that have been approved by the Executive Directors.
Net Loan Disbursements: Loan disbursements net of repayments and prepayments.
Prudential Minimum:  The minimum amount of liquidity that IBRD is required to hold and is defined as 80% of the Target
Liquidity Level.
Sustainable Annual Lending Level (SALL): The level of lending that can be sustained in real terms over 10 years.
Strategic Capital Adequacy Framework: Evaluates IBRD’s capital adequacy as measured by stress tests and an appropriate minimum level for the long-term Equity-to-Loans ratio. The Equity-to-Loans ratio provides a background framework in the context of annual net income allocation decisions, as well as in the assessment of the initiatives for the use of capital. The framework has been approved by the Board.
Single Borrower Limit (SBL): The maximum authorized exposure to IBRD’s most creditworthy and largest borrowing countries in terms of population and economic size.
Statutory Lending Limit (SLL): Under IBRD’s Articles, as applied, the total amount outstanding of loans, participations in loans, and callable guarantees may not exceed the sum of unimpaired subscribed capital, reserves and surplus.
Target Liquidity Level (TLL): The twelve- month Target Liquidity Level is calculated before the end of each fiscal year based on Management’s estimates of projected net loan disbursements approved at the time of projection and twelve-month of debt-
service for the upcoming fiscal year. This twelve-month estimate becomes the target for the upcoming fiscal year.
U.S. GAAP: Accounting principles generally accepted in the United States of America.
World Bank: The World Bank consists of IBRD and IDA.
World Bank Group (WBG): The World Bank Group consists of IBRD, IDA, IFC, MIGA, and ICSID.

Management’s Discussion and Analysis	Appendix

66	IBRD Management's Discussion and Analysis: June 30, 2024
Abbreviations and Acronyms
AFDB: African Development Bank                                                      IFLs: IBRD Flexible Loans
AOCI: Accumulated Other Comprehensive Income
BOG: Board of Governors
COSO: Committee of Sponsoring Organizations of the
Treadway Commission
CDS: Credit Default Swaps
CVA: Credit Valuation Adjustment
CRO: Vice President and WBG Chief Risk Officer
DDO: Deferred Drawdown Option
DPF: Development Project Financing
DVA: Debit Valuation Adjustment
EAL: Equitable Access Limit
EDF: Expected default frequency
EEA: Exposure Exchange Agreement
EFOs: Externally Financed Outputs
ESG: Environmental, Social and Governance
FASB: Financial Accounting Standards Board
FIFs: Financial Intermediary Funds
FRC: Finance and Risk Committee
GAVI: Global Alliance for Vaccines and Immunization
GCI: General Capital Increase
GDI: Graduation Discussion Income
GNI: Gross National Income
GMFs: Grant-Making Facilities
GPs: Global Practices
IADB: Inter‐American Development Bank
IBRD: International Bank for Reconstruction and
Development
ICSID: International Centre for Settlement of Investment
Disputes
IFC: International Finance Corporation
IDA: International Development Association
IFFIm: International Finance Facility for Immunization
IPF: Investment Project Financing
LIBID: London Interbank Bid Rate
LIBOR: London Interbank Offered Rate
LLP: Loan Loss Provision
LTRRO: Long-Term Real Return Objective
MDB: Multilateral Development Bank
MDCAO: Managing Director and World Bank Group
Chief Administrative Officer
MDCFO: Managing Director and World Bank Group
Chief Financial Officer
MIGA: Multilateral Investment Guarantee Agency
MOV: Maintenance-Of-Value
NBC: New Business Committee
NCPIC: National Currency Paid-in Capital
ORC: Operational Risk Committee
PBAC: Pension Benefits Administration Committee
PBO: Pension Benefit Obligation
PCRF: Post Retirement Contribution Reserve Fund
PEBP: Post-Employment Benefit Plan
PFC: Pension Finance Committee
PforR: Program-for-Results
RAS: Reimbursable Advisory Services
RAMP: Reserves Advisory Management Partnership
RSBP: Retired Staff Benefits Plan
SALL: Sustainable Annual Lending Level
SCI: Selective Capital Increase
SDPL: Special Development Policy Loans
SBL: Single Borrower Limit
SOFR: Secured Overnight Financing Rate
SLL: Statutory Lending Limit
SRP: Staff Retirement Plan

Management’s Discussion and Analysis	Appendix

IBRD Management's Discussion and Analysis: June 30, 2024	67
Eligible Borrowing Member Countries by Region as of June 30, 2024

Region	Countries
Eastern and Southern Africa	Angola, Botswana, Eswatini, Kenya*, Mauritius, Namibia, Seychelles, South Africa, Zimbabwe*
Western and Central Africa	Republic of Cabo Verde*, Cameroon*, Republic of Congo*, Equatorial Guinea, Gabon, Nigeria*
East Asia and Pacific	China, Fiji*, Indonesia, Malaysia, Mongolia, Nauru, Palau, Papua New Guinea*, Philippines, Thailand, Timor-Leste*, Viet Nam
Europe and Central Asia
Albania, Armenia, Azerbaijan, Belarus, Bosnia and Herzegovina, Bulgaria, Croatia, Georgia,
Kazakhstan, North Macedonia, Moldova, Montenegro, Poland, Romania, Russian Federation,
Serbia, Türkiye, Turkmenistan, Ukraine, Uzbekistan*

Latin America and Caribbean
Argentina, Antigua and Barbuda, Belize, Bolivia, Brazil, Chile, Colombia, Costa Rica, Dominica*,
Dominican Republic, Ecuador, El Salvador, Grenada*, Guatemala, Jamaica, Mexico, Panama,
Paraguay, Peru, St. Kitts and Nevis, St. Lucia*, St. Vincent and the Grenadines*, Suriname,
Trinidad and Tobago, Uruguay, Venezuela

Middle East and North Africa	Algeria, Arab Republic of Egypt, Islamic Republic of Iran, Iraq, Jordan, Lebanon, Libya, Morocco, Tunisia
South Asia	India, Pakistan*
* Blend countries eligible for IDA and IBRD loans.

Management’s Discussion and Analysis	Appendix

68	IBRD Management's Discussion and Analysis: June 30, 2024
INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT
FINANCIAL STATEMENTS AND INTERNAL CONTROL REPORTS
June 30, 2024

IBRD FINANCIAL STATEMENTS: June 30, 2024	69

The World Bank
INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT
INTERNATIONAL DEVELOPMENT ASSOCIATION

1818 H Street N.W.
Washington, D.C. 20433
U.S.A.

(202) 477-1234
Cable Address: INTBAFRAD
Cable Address: INDEVAS

August 7, 2024

The management of the International Bank for Reconstruction and Development (IBRD) is responsible for the preparation, integrity, and fair presentation of its published financial statements. The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and include amounts based on informed judgments and estimates made by management.

The financial statements have been audited by an independent audit firm, which was given unrestricted access to all financial records and related data, including minutes of all meetings of the Executive Directors and their Committees. Management believes that all representations made to the independent auditors during their audit of IBRD's financial statements and audit of its internal control over financial reporting were valid and appropriate. The independent auditor's reports accompany the audited financial statements.

Management is responsible for establishing and maintaining effective internal control over financial reporting for financial statement presentations in conformity with accounting principles generally accepted in the United States of America. Management maintains a comprehensive system of controls intended to ensure that transactions are executed in accordance with management's authorization, assets are safeguarded, and financial records are reliable. The system of internal control contains monitoring mechanisms, and actions are taken to correct deficiencies identified. Management believes that internal control over financial reporting supports the integrity and reliability of the external financial statements.

There are inherent limitations in the effectiveness of any internal control, including the possibility of human error and the circumvention or overriding of controls. Accordingly, even effective internal controls can provide only reasonable assurance with respect to financial statement preparation. Further, because of changes in conditions, the effectiveness of internal controls may vary over time.

IBRD assessed its internal control over financial reporting for financial statement presentation in conformity with accounting principles generally accepted in the United States of America as of June 30, 2024. This assessment was based on the criteria for effective internal control over financial reporting described in the *Internal Control-Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based upon this assessment, management believes that IBRD maintained effective internal control over financial reporting presented in conformity with accounting principles generally accepted in the United States of America as of June 30, 2024. The independent audit firm that audited the financial statements has issued an Independent Auditor's Report which expresses an opinion on IBRD's internal control over financial reporting.

Management's Report on Effectiveness of Internal Control Over Financial
Reporting

70	IBRD FINANCIAL STATEMENTS: June 30, 2024

IBRD FINANCIAL STATEMENTS: June 30, 2024	71

Deloitte & Touche LLP
7900 Tysons One Place
Suite 800
McLean, VA 22102
USA
Tel.: +1 703 251 1000
Fax: +1 703 251 3400
www.deloitte.com

INDEPENDENT AUDITOR'S REPORT

President and Board of Executive Directors
International Bank for Reconstruction and Development

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of the International Bank for Reconstruction and Development ("IBRD") as of June 30, 2024, based on the criteria established in the *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, IBRD maintained, in all material respects, effective internal control over financial reporting as of June 30, 2024, based on the criteria established in the *Internal Control — Integrated Framework (2013)* issued by COSO.

We also have audited, in accordance with auditing standards generally accepted in the United States of America (GAAS), the financial statements as of and for the year ended June 30, 2024, of IBRD, and our report dated August 7, 2024, expressed an unmodified opinion on those financial statements.

Basis for Opinion

We conducted our audit in accordance with GAAS. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of Internal Control over Financial Reporting section of our report. We are required to be independent of IBRD and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for Internal Control over Financial Reporting

Management is responsible for designing, implementing, and maintaining effective internal control over financial reporting, and for its assessment about the effectiveness of internal control over financial reporting, included in the accompanying Management's Report Regarding Effectiveness of Internal Control over Financial Reporting.

Auditor's Responsibilities for the Audit of Internal Control over Financial Reporting

Our objectives are to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects and to issue an auditor's report that includes our opinion on internal control over financial reporting. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit of internal control over financial reporting conducted in accordance with GAAS will always detect a material weakness when it exists.

In performing an audit of internal control over financial reporting in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

Independent Auditor's Report on Effectiveness of Internal Control Over
Financial Reporting

72	IBRD FINANCIAL STATEMENTS: June 30, 2024

- Obtain an understanding of internal control over financial reporting, assess the risks that a material weakness exists, and test and evaluate the design and operating effectiveness of internal control over financial reporting based on the assessed risk.

Definition and Inherent Limitations of Internal Control over Financial Reporting

An entity's internal control over financial reporting is a process effected by those charged with governance, management, and other personnel, designed to provide reasonable assurance regarding the preparation of reliable financial statements in accordance with accounting principles generally accepted in the United States of America. An entity's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the entity; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of the entity are being made only in accordance with authorizations of management and those charged with governance; and (3) provide reasonable assurance regarding prevention, or timely detection and correction of unauthorized acquisition, use, or disposition of the entity's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent, or detect and correct, misstatements. Also, projections of any assessment of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Deloitte + Touche LLP

August 7, 2024

IBRD FINANCIAL STATEMENTS: June 30, 2024	73

Deloitte.

Deloitte & Touche LLP
7900 Tysons One Place
Suite 800
McLean, VA 22102
USA
Tel.: +1 703 251 1000
Fax: +1 703 251 3400
www.deloitte.com

INDEPENDENT AUDITOR'S REPORT

President and Board of Executive Directors
International Bank for Reconstruction and Development

Opinion

We have audited the financial statements of the International Bank for Reconstruction and Development ("IBRD"), which comprise the balance sheets as of June 30, 2024 and 2023, and the related statements of income, comprehensive income, changes in retained earnings, and cash flows for each of the three years in the period ended June 30, 2024, and the related notes to the financial statements (collectively referred to as the "financial statements").

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of IBRD as of June 30, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2024, in accordance with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with auditing standards generally accepted in the United States of America (GAAS), IBRD's internal control over financial reporting as of June 30, 2024, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated August 7, 2024, expressed an unmodified opinion on IBRD's internal control over financial reporting.

Basis for Opinion

We conducted our audits in accordance with GAAS. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of IBRD and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about IBRD's ability to continue as a going concern for one year after the date that the financial statements are issued.

Independent Auditor's Report

74	IBRD FINANCIAL STATEMENTS: June 30, 2024

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about IBRD’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

Report on Supplementary Information

Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information listed in the table of contents is presented for the purpose of additional analysis and is not a required part of the financial statements. This supplementary information is the responsibility of IBRD's management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. Such information has been subjected to the auditing procedures applied in our audits of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with GAAS. In our opinion, such information is fairly stated in all material respects in relation to the financial statements as a whole.

IBRD FINANCIAL STATEMENTS: June 30, 2024	75
Independent Auditor's Report

76	IBRD FINANCIAL STATEMENTS: June 30, 2024
INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT
FINANCIAL STATEMENTS
June 30, 2024

IBRD FINANCIAL STATEMENTS: June 30, 2024	77
BALANCE SHEETS
June 30, 2024 and June 30, 2023
Expressed in millions of U.S. dollars

	2024	2023
Assets
Due from banks—Notes C and L
Unrestricted cash	$410	$479
Restricted cash	80	68
	490	547
Investments-Trading (including securities transferred under repurchase or securities lending agreements of $255 million—June 30, 2024 and $9 million— June 30, 2023)—Notes C and J	82,728	79,199

Securities purchased under resale agreements—Notes C and J	79	78

Derivative assets, net—Notes C, F and J	456	271

Receivables
Receivable from investment securities traded—Note C	438	102
Accrued income on loans and guarantee fees receivable—Note D	4,022	3,416
	4,460	3,518
Loans outstanding—Notes D, H and J
Total loans	348,248	329,008
Less: Undisbursed balance (including signed loan commitments of $66,761 million—June 30, 2024 and $59,350 million—June 30, 2023)	(85,058)	(85,112)
Loans outstanding	263,190	243,896
Less:
Accumulated provision for loan losses	(2,360)	(2,336)
Deferred loan income	(594)	(519)
Net loans outstanding	260,236	241,041

Other assets
Assets under retirement benefits plans—Notes I and K	4,655	4,297
Premises and equipment, net	1,842	1,815
Miscellaneous—Notes E, H and L	1,666	1,875
	8,163	7,987
Total assets	$356,612	$332,641

78	IBRD FINANCIAL STATEMENTS: June 30, 2024

	2024	2023
Liabilities
Borrowings—Notes E and J	$261,790	$237,265

Securities sold under repurchase agreements, securities lent under securities lending agreements, and payable for cash collateral received— Notes C and J	256	9

Derivative liabilities, net—Notes C, F and J	22,728	26,893

Other liabilities
Payable for investment securities purchased—Note C	561	640
Liabilities under retirement benefits plans—Notes I and K	2,097	2,057
Accounts payable and miscellaneous liabilities—Notes D, H and L	5,696	5,395
	8,354	8,092
Total liabilities	293,128	272,259

Equity

Capital stock—Note B
Authorized capital (2,783,873 shares—June 30, 2024 and June 30, 2023)
Subscribed capital (2,678,098 shares—June 30, 2024, and 2,634,728 shares—June 30, 2023)	323,072	317,840
Less uncalled portion of subscriptions	(300,620)	(296,021)
Paid-in capital	22,452	21,819
Nonnegotiable, noninterest-bearing demand obligations on account of subscribed capital	(310)	(320)

Receivable amounts to maintain value of currency holdings—Note B	(337)	(345)

Deferred amounts to maintain value of currency holdings—Note B	(558)	(436)

Retained earnings—Note G	38,283	36,141

Accumulated other comprehensive income —Note I	3,954	3,523

Total equity	63,484	60,382
Total liabilities and equity	$356,612	$332,641
The Notes to Financial Statements are an integral part of these Statements.

IBRD FINANCIAL STATEMENTS: June 30, 2024	79
STATEMENTS OF INCOME
For the fiscal years ended June 30, 2024, June 30, 2023 and June 30, 2022
Expressed in millions of U.S. dollars

	2024	2023	2022
Interest revenue
Loans, net—Note D	$15,831	$10,522	$2,368
Other asset/liability management derivatives, net—Notes F and J	(1,726)	(850)	583
Investments-Trading, net—Note C	4,337	3,079	296
Other, net	2	2	(2)
Borrowing expenses, net—Note E	(15,215)	(9,562)	(750)
Interest revenue, net of borrowing expenses	3,229	3,191	2,495

Provision for losses on loans and other exposures—Note D	(94)	(685)	(570)

Non-interest revenue
Revenue from externally funded activities—Notes H and L	960	878	787
Commitment charges—Note D	149	124	126
Other, net—Note L	42	43	43
Total	1,151	1,045	956

Non-interest expenses
Administrative—Notes H, K and L	(2,379)	(2,320)	(2,225)
Contributions to special programs	(17)	(17)	(17)
Other—Note K	170	183	258
Total	(2,226)	(2,154)	(1,984)

Board of Governors-approved and other transfers—Note G	(371)	(221)	(354)

Non-functional currency translation adjustment gains, net	73	39	150

Unrealized mark-to-market gains (losses) on Investments- Trading portfolio, net—Notes F and J	91	84	(77)

Unrealized mark-to-market gains (losses) on non-trading portfolios, net
Loan-related derivatives—Notes D, F and J	(458)	1,677	5,994
Other asset/liability management derivatives, net—Notes F and J	708	(1,642)	(3,392)
Borrowings, including derivatives—Notes E, F and J	9	(190)	759
Others, net —Note J	30	—	13
Total	289	(155)	3,374
Net income	$2,142	$1,144	$3,990

The Notes to Financial Statements are an integral part of these Statements.

80	IBRD FINANCIAL STATEMENTS: June 30, 2024
STATEMENTS OF COMPREHENSIVE INCOME
For the fiscal years ended June 30, 2024, June 30, 2023 and June 30, 2022
Expressed in millions of U.S. dollars

	2024	2023	2022

Net income	$2,142	$1,144	$3,990
Other comprehensive income —Note I
Net actuarial gains on benefit plans	251	2,103	3,027
Prior service credit on benefit plans, net	8	20	23
Net change in Debit Valuation Adjustment (DVA) on Fair Value Option elected liabilities—Note J	322	(13)	582
Currency translation adjustments on functional currency (losses) gains	(150)	495	(1,149)
Total other comprehensive income	431	2,605	2,483
Total comprehensive income	$2,573	$3,749	$6,473
STATEMENTS OF CHANGES IN RETAINED EARNINGS
For the fiscal years ended June 30, 2024, June 30, 2023 and June 30, 2022
Expressed in millions of U.S. dollars

	2024	2023	2022
Retained earnings at the beginning of the fiscal year	$36,141	$34,997	$31,007
Net income for the fiscal year	2,142	1,144	3,990
Retained earnings at the end of the fiscal year	$38,283	$36,141	$34,997
The Notes to Financial Statements are an integral part of these Statements.

IBRD FINANCIAL STATEMENTS: June 30, 2024	81
STATEMENTS OF CASH FLOWS
For the fiscal years ended June 30, 2024, June 30, 2023 and June 30, 2022
Expressed in millions of U.S. dollars

	2024	2023	2022
Cash flows from investing activities
Loans
Disbursements	$(33,375)	$(25,465)	$(28,115)
Principal repayments	12,991	12,296	12,797
Principal prepayments	344	472	495
Loan origination fees received	37	27	28
Net derivatives-loans	76	66	147
Other investing activities, net	(154)	(141)	(163)
Net cash used in investing activities	(20,081)	(12,745)	(14,811)
Cash flows from financing activities
Medium and long-term borrowings
New issues	52,152	42,056	40,715
Retirements	(30,888)	(30,275)	(36,255)
Short-term borrowings (original maturities greater than 90 days)
New issues	20,483	25,358	21,631
Retirements	(22,270)	(25,846)	(20,692)
Net short-term borrowings (original maturities less than 90 days)	807	(4,716)	3,996
Net derivatives-borrowings	10	(787)	(13)
Capital subscriptions	633	1,320	1,255
Other financing activities, net	–	(5)	2
Net cash provided by financing activities	20,927	7,105	10,639
Cash flows from operating activities
Net income	2,142	1,144	3,990
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Unrealized mark-to-market (gains) losses on non-trading portfolios, net	(289)	155	(3,374)
Non-functional currency translation adjustment gains, net	(73)	(39)	(150)
Depreciation and amortization	614	535	106
Provision for losses on loans and other exposures	94	685	570
Changes in:
Investments-Trading	(4,288)	3,173	1,792
Net investment securities purchased/traded	(410)	608	(371)
Net derivatives-investments	1,063	(826)	2,921
Net securities purchased/sold under resale/repurchase agreements and payable for cash collateral received	128	(94)	(2,781)
Accrued income on loans and guarantee fees receivable	(676)	(2,230)	(299)
Miscellaneous assets	232	(4)	87
Accrued interest on borrowings	393	2,051	(419)
Accounts payable and miscellaneous liabilities	232	463	200
Pension and other post-retirement benefits	(59)	86	99
Net cash (used in) provided by operating activities	(897)	5,707	2,371
Effect of exchange rate changes on unrestricted and restricted cash	(6)	1	(67)
Net (decrease) increase in unrestricted and restricted cash	(57)	68	(1,868)
Unrestricted and restricted cash at the beginning of the fiscal year	547	479	2,347
Unrestricted and restricted cash at the end of the fiscal year	$490	$547	$479

82	IBRD FINANCIAL STATEMENTS: June 30, 2024

	2024	2023	2022
Supplemental disclosure
Increase (decrease) in ending balances resulting from exchange rate fluctuations
Loans outstanding	$(822)	$1,817	$(6,094)
Investment portfolio	17	4	(210)
Borrowing portfolio	(577)	1,397	(4,527)
Capitalized loan origination fees included in total loans	75	39	53
Interest paid on borrowing portfolio	14,265	6,948	1,157
The Notes to Financial Statements are an integral part of these Statements.

IBRD FINANCIAL STATEMENTS: June 30, 2024	83
SUMMARY STATEMENT OF LOANS
June 30, 2024
Expressed in millions of U.S. dollars

		Undisbursed balance
Borrower	Total loans [a,b]	Loans approved but not yet signed	Signed loan commitment [c]	Loans Outstanding	Percentage of total loans outstanding [d]
Albania [b]	$1,409	$—	$420	$989	0.38%
Angola [a]	6,499	600	1,933	3,966	1.51
Antigua and Barbuda	4	—	—	4	*
Argentina	13,887	—	4,130	9,757	3.71
Armenia [b]	1,319	149	190	980	0.37
Azerbaijan	1,165	—	53	1,112	0.42
Bahamas, The	100	—	—	100	0.04
Barbados	220	—	—	220	0.08
Belarus	992	—	8	984	0.37
Belize	63	—	26	37	0.01
Bolivia, Plurinational State of [a]	1,576	—	733	843	0.32
Bosnia and Herzegovina [b]	1,168	25	387	756	0.29
Botswana [a]	719	—	40	679	0.26
Brazil [b]	19,089	2,600	1,048	15,441	5.87
Bulgaria	327	—	—	327	0.12
Cabo Verde, Republic of	39	—	2	37	0.01
Cameroon	876	205	140	531	0.20
Chile [a]	750	250	350	150	0.06
China [b]	20,763	1,640	4,228	14,895	5.66
Colombia [a]	17,171	1,050	455	15,666	5.95
Congo, Republic of	506	99	185	222	0.08
Costa Rica [a]	2,685	350	804	1,531	0.59
Côte d'Ivoire	168	—	2	166	0.07
Croatia	1,903	—	517	1,386	0.53
Dominican Republic [a]	3,747	400	1,440	1,907	0.72
Ecuador [a]	6,316	190	655	5,471	2.08
Egypt, Arab Republic of	15,262	700	2,380	12,182	4.63
El Salvador	1,897	—	973	924	0.35
Eswatini	274	—	70	204	0.08
Fiji	187	—	7	180	0.07
Gabon [a]	819	—	190	629	0.24
Georgia [b]	2,270	—	660	1,610	0.61
Grenada	14	—	1	13	*
Guatemala	2,298	250	51	1,997	0.76
India [b]	34,698	3,180	8,706	22,812	8.67
Indonesia [b]	27,780	—	6,109	21,671	8.23
Iran, Islamic Republic of	131	—	—	131	0.05
Iraq	3,597	—	660	2,937	1.12
Jamaica	1,064	—	89	975	0.37
Jordan [b]	7,071	693	1,815	4,563	1.73
Kazakhstan	4,241	611	329	3,301	1.25
Kenya	2,016	—	78	1,938	0.74
Kosovo	91	—	—	91	0.03
Lebanon	1,608	29	642	937	0.36
Mauritius	287	184	—	103	0.04
Mexico	16,286	1,000	110	15,176	5.77
Moldova	680	90	338	252	0.10
Mongolia	234	—	194	40	0.02
Montenegro [b]	249	—	59	190	0.07
Morocco	14,061	599	3,199	10,263	3.90

84	IBRD FINANCIAL STATEMENTS: June 30, 2024
SUMMARY STATEMENT OF LOANS (continued)
June 30, 2024
Expressed in millions of U.S. dollars

Borrower		Undisbursed balance
	Total loans [a,b]	Loans approved but not yet signed	Signed loan commitment [c]	Loans Outstanding	Percentage of total loans outstanding [d]
Namibia	$100	$100	$—		*	%
Nigeria [a]	2,931	—	2,447	484	0.18
North Macedonia [b]	942	—	243	699	0.27
Pakistan [b]	5,121	200	2,357	2,564	0.97
Panama [a]	2,240	—	206	2,034	0.77
Papua New Guinea	80	—	77	3	*
Paraguay	1,490	125	233	1,132	0.43
Peru	6,414	—	507	5,907	2.24
Philippines	16,949	1,248	2,596	13,105	4.98
Poland	5,832	—	268	5,564	2.11
Romania [b]	6,336	—	1,357	4,979	1.89
Serbia [b]	3,020	76	527	2,417	0.92
Seychelles	186	—	21	165	0.06
South Africa [a]	3,974	—	441	3,533	1.34
Sri Lanka	1,282	—	243	1,039	0.39
St. Lucia	3	—	—	3	*
Suriname	58	—	32	26	0.01
Thailand	541	—	—	541	0.21
Timor-Leste	13	—	—	13	*
Trinidad and Tobago [a]	20	—	—	20	0.01
Tunisia	5,743	—	1,456	4,287	1.63
Türkiye [b]	21,098	1,294	7,918	11,886	4.52
Turkmenistan	20	—	—	20	0.01
Ukraine	14,856	—	640	14,216	5.40
Uruguay	1,670	—	70	1,600	0.61
Uzbekistan	3,485	—	408	3,077	1.17
Viet Nam	2,842	360	308	2,174	0.83
Zimbabwe	426	—	—	426	0.16
Total-June 30, 2024	$348,248	$18,297	$66,761	$263,190	100%

Total-June 30, 2023	$329,008	$25,762	$59,350	$243,896

Notes
a. Indicates a country for which a guarantee is provided under an Exposure Exchange Agreement (EEA) with a multilateral development organization (see Note D—Loans and Other Exposures). The amount of the guarantees is not included in the figures in the Statement above.

b. Indicates a country for which a guarantee has been received, under an EEA with a multilateral development organization or from another guarantee provider (see Note D—Loans and Other Exposures). The effect of the guarantee is not included in the figures in the Statement above.

c. Loan agreements totaling $7,624 million ($8,427 million—June 30, 2023) have been signed, but the loans are not effective and disbursements do not start until the borrowers and/or guarantors take certain actions and furnish documents.

d. May differ from the calculated figures or sum of individual figures shown due to rounding.
* Indicates amount less than $0.5 million or 0.005%
The Notes to Financial Statements are an integral part of these Statements.

IBRD FINANCIAL STATEMENTS: June 30, 2024	85
STATEMENT OF SUBSCRIPTIONS TO
CAPITAL STOCK AND VOTING POWER
June 30, 2024
Expressed in millions of U.S. dollars

	Subscriptions					Voting Power
Member	Number of shares	Percentage of total [a]	Total amounts [a]	Amounts paid in [a,b]	Amounts subject to call [a,b]	Number of votes	Percentage of total [a]
Afghanistan	506	0.02%	$61.0	$5.1	$55.9	1,339	0.05%
Albania	1,355	0.05	163.5	8.5	154.9	2,188	0.08
Algeria	13,689	0.51	1,651.4	118.4	1,533.0	14,522	0.51
Angola	4,068	0.15	490.7	28.8	461.9	4,901	0.17
Antigua and Barbuda	659	0.02	79.5	2.3	77.2	1,492	0.05
Argentina	28,060	1.05	3,385.0	220.9	3,164.1	28,893	1.02
Armenia	2,006	0.07	242.0	13.8	228.2	2,839	0.10
Australia [c]	39,054	1.46	4,711.3	342.1	4,369.1	39,887	1.41
Austria [c]	18,143	0.68	2,188.7	157.4	2,031.3	18,976	0.67
Azerbaijan	2,876	0.11	346.9	21.1	325.9	3,709	0.13
Bahamas, The	1,503	0.06	181.3	10.3	171.1	2,336	0.08
Bahrain	1,648	0.06	198.8	11.9	186.9	2,481	0.09
Bangladesh	7,884	0.29	951.1	65.1	886.0	8,717	0.31
Barbados	948	0.04	114.4	4.5	109.9	1,781	0.06
Belarus	4,547	0.17	548.5	34.6	513.9	5,380	0.19
Belgium [c]	43,281	1.62	5,221.2	380.0	4,841.2	44,114	1.56
Belize	646	0.02	77.9	3.1	74.8	1,479	0.05
Benin	1,522	0.06	183.6	9.7	173.9	2,355	0.08
Bhutan	829	0.03	100.0	4.2	95.8	1,662	0.06
Bolivia, Plurinational State of	2,846	0.11	343.3	18.9	324.4	3,679	0.13
Bosnia and Herzegovina	980	0.04	118.2	10.3	107.9	1,813	0.06
Botswana	916	0.03	110.5	5.4	105.1	1,749	0.06
Brazil	53,509	2.00	6,455.1	386.8	6,068.3	54,342	1.92
Brunei Darussalam	2,373	0.09	286.3	15.2	271.1	3,206	0.11
Bulgaria	7,609	0.28	917.9	64.5	853.4	8,442	0.30
Burkina Faso	1,519	0.06	183.2	9.7	173.5	2,352	0.08
Burundi	1,043	0.04	125.8	4.6	121.3	1,876	0.07
Cabo Verde, Republic of	729	0.03	87.9	2.3	85.7	1,562	0.06
Cambodia	619	0.02	74.7	6.4	68.3	1,452	0.05
Cameroon	2,202	0.08	265.6	12.4	253.3	3,035	0.11
Canada [c]	70,455	2.63	8,499.3	619.5	7,879.8	71,288	2.51
Central African Republic	975	0.04	117.6	3.9	113.8	1,808	0.06
Chad	975	0.04	117.6	3.9	113.8	1,808	0.06
Chile	11,787	0.44	1,421.9	101.3	1,320.7	12,620	0.45
China	166,859	6.23	20,129.0	1,445.1	18,683.9	167,692	5.91
Colombia	11,806	0.44	1,424.2	101.2	1,323.0	12,639	0.45
Comoros	369	0.01	44.5	1.0	43.5	1,202	0.04
Congo, Democratic Republic of	3,416	0.13	412.1	31.0	381.1	4,249	0.15
Congo, Republic of	1,051	0.04	126.8	4.3	122.4	1,884	0.07
Costa Rica	1,392	0.05	167.9	12.3	155.6	2,225	0.08
Côte d'Ivoire	4,270	0.16	515.1	33.3	481.9	5,103	0.18
Croatia	3,376	0.13	407.3	29.9	377.4	4,209	0.15
Cyprus	2,111	0.08	254.7	16.0	238.6	2,944	0.10
Czechia [c]	9,451	0.35	1,140.1	82.0	1,058.2	10,284	0.36
Denmark [c]	21,061	0.79	2,540.7	182.4	2,358.3	21,894	0.77
Djibouti	801	0.03	96.6	2.8	93.8	1,634	0.06
Dominica	699	0.03	84.3	3.5	80.8	1,532	0.05
Dominican Republic	2,651	0.10	319.8	17.2	302.6	3,484	0.12
Ecuador	3,828	0.14	461.8	24.1	437.7	4,661	0.16
Egypt, Arab Republic of	10,682	0.40	1,288.6	76.8	1,211.8	11,515	0.41

86	IBRD FINANCIAL STATEMENTS: June 30, 2024
STATEMENT OF SUBSCRIPTIONS TO
CAPITAL STOCK AND VOTING POWER (continued)
June 30, 2024
Expressed in millions of U.S. dollars

	Subscriptions					Voting Power
Member	Number of shares	Percentage of total [a]	Total amounts [a]	Amounts paid in [a,b]	Amounts subject to call [a,b]	Number of votes	Percentage of total [a]
El Salvador	477	0.02%	$57.5	$4.6	$52.9	1,310	0.05%
Equatorial Guinea	715	0.03	86.3	2.7	83.5	1,548	0.05
Eritrea	593	0.02	71.5	1.8	69.7	1,426	0.05
Estonia [c]	1,372	0.05	165.5	9.5	156.1	2,205	0.08
Eswatini	609	0.02	73.5	3.7	69.8	1,442	0.05
Ethiopia	1,470	0.05	177.3	8.3	169.1	2,303	0.08
Fiji	1,407	0.05	169.7	9.8	159.9	2,240	0.08
Finland [c]	13,726	0.51	1,655.8	118.5	1,537.3	14,559	0.51
France [c]	108,611	4.06	13,102.3	956.6	12,145.7	109,444	3.86
Gabon	1,110	0.04	133.9	7.0	126.9	1,943	0.07
Gambia, The	777	0.03	93.7	2.7	91.0	1,610	0.06
Georgia	2,590	0.10	312.4	18.6	293.8	3,423	0.12
Germany [c]	118,578	4.43	14,304.7	1,043.5	13,261.1	119,411	4.21
Ghana	2,202	0.08	265.6	16.1	249.5	3,035	0.11
Greece [c]	4,460	0.17	538.0	40.4	497.6	5,293	0.19
Grenada	673	0.03	81.2	2.4	78.8	1,506	0.05
Guatemala	2,001	0.07	241.4	12.4	229.0	2,834	0.10
Guinea	1,864	0.07	224.9	9.9	214.9	2,697	0.10
Guinea-Bissau	613	0.02	73.9	1.4	72.5	1,446	0.05
Guyana	1,724	0.06	208.0	11.5	196.5	2,557	0.09
Haiti	1,550	0.06	187.0	7.8	179.2	2,383	0.08
Honduras	641	0.02	77.3	2.3	75.0	1,474	0.05
Hungary [c]	12,456	0.47	1,502.6	107.4	1,395.2	13,289	0.47
Iceland [c]	1,975	0.07	238.3	14.8	223.5	2,808	0.10
India	85,175	3.18	10,275.1	738.0	9,537.1	86,008	3.03
Indonesia	28,863	1.08	3,481.9	249.9	3,232.0	29,696	1.05
Iran, Islamic Republic of	34,963	1.31	4,217.8	254.3	3,963.4	35,796	1.26
Iraq	3,875	0.14	467.5	33.0	434.5	4,708	0.17
Ireland [c]	9,415	0.35	1,135.8	80.3	1,055.5	10,248	0.36
Israel	7,386	0.28	891.0	62.6	828.4	8,219	0.29
Italy [c]	72,444	2.71	8,739.3	641.8	8,097.5	73,277	2.58
Jamaica	3,741	0.14	451.3	30.5	420.8	4,574	0.16
Japan [c]	199,885	7.46	24,113.1	1,751.9	22,361.2	200,718	7.08
Jordan	2,337	0.09	281.9	16.5	265.4	3,170	0.11
Kazakhstan	4,573	0.17	551.7	31.3	520.4	5,406	0.19
Kenya	3,435	0.13	414.4	21.1	393.2	4,268	0.15
Kiribati	680	0.03	82.0	1.9	80.1	1,513	0.05
Korea, Republic of [c]	45,285	1.69	5,463.0	389.9	5,073.1	46,118	1.63
Kosovo, Republic of	1,538	0.06	185.5	11.5	174.1	2,371	0.08
Kuwait	19,432	0.73	2,344.2	141.0	2,203.2	20,265	0.71
Kyrgyz Republic	1,107	0.04	133.5	5.7	127.9	1,940	0.07
Lao People's Democratic Republic	355	0.01	42.8	3.3	39.5	1,188	0.04
Latvia	2,027	0.08	244.5	15.3	229.3	2,860	0.10
Lebanon	1,062	0.04	128.1	6.3	121.8	1,895	0.07
Lesotho	1,057	0.04	127.5	4.6	122.9	1,890	0.07
Liberia	606	0.02	73.1	3.6	69.5	1,439	0.05
Libya	9,935	0.37	1,198.5	72.1	1,126.4	10,768	0.38
Lithuania [c]	2,258	0.08	272.4	17.3	255.1	3,091	0.11
Luxembourg [c]	2,806	0.10	338.5	22.1	316.4	3,639	0.13
Madagascar	2,506	0.09	302.3	18.0	284.4	3,339	0.12

IBRD FINANCIAL STATEMENTS: June 30, 2024	87
STATEMENT OF SUBSCRIPTIONS TO
CAPITAL STOCK AND VOTING POWER (continued)
June 30, 2024
Expressed in millions of U.S. dollars

	Subscriptions					Voting Power
Member	Number of shares	Percentage of total [a]	Total amounts [a]	Amounts paid in [a,b]	Amounts subject to call [a,b]	Number of votes	Percentage of total [a]
Malawi	1,722	0.06%	$207.7	$10.2	$197.5	2,555	0.09%
Malaysia	10,447	0.39	1,260.3	75.4	1,184.8	11,280	0.40
Maldives	525	0.02	63.3	2.0	61.3	1,358	0.05
Mali	2,035	0.08	245.5	14.1	231.4	2,868	0.10
Malta	1,533	0.06	184.9	10.9	174.0	2,366	0.08
Marshall Islands	469	0.02	56.6	0.9	55.7	1,302	0.05
Mauritania	1,308	0.05	157.8	6.1	151.7	2,141	0.08
Mauritius	1,780	0.07	214.7	13.1	201.6	2,613	0.09
Mexico	40,119	1.50	4,839.8	291.1	4,548.6	40,952	1.44
Micronesia, Federated States of	479	0.02	57.8	1.0	56.8	1,312	0.05
Moldova	2,129	0.08	256.8	12.8	244.0	2,962	0.10
Mongolia	829	0.03	100.0	5.6	94.4	1,662	0.06
Montenegro	971	0.04	117.1	6.6	110.5	1,804	0.06
Morocco	8,069	0.30	973.4	66.8	906.6	8,902	0.31
Mozambique	1,332	0.05	160.7	6.8	153.9	2,165	0.08
Myanmar	3,465	0.13	418.0	21.4	396.6	4,298	0.15
Namibia	1,930	0.07	232.8	11.7	221.1	2,763	0.10
Nauru	586	0.02	70.7	2.4	68.3	1,419	0.05
Nepal	1,466	0.05	176.9	7.7	169.1	2,299	0.08
Netherlands [c]	54,111	2.02	6,527.7	475.4	6,052.3	54,944	1.94
New Zealand [c]	11,261	0.42	1,358.5	96.8	1,261.6	12,094	0.43
Nicaragua	999	0.04	120.5	5.3	115.2	1,832	0.06
Niger	1,233	0.05	148.7	5.6	143.1	2,066	0.07
Nigeria	19,417	0.73	2,342.4	168.0	2,174.3	20,250	0.71
North Macedonia	641	0.02	77.3	5.7	71.7	1,474	0.05
Norway [c]	16,746	0.63	2,020.2	145.0	1,875.1	17,579	0.62
Oman	1,978	0.07	238.6	12.1	226.5	2,811	0.10
Pakistan	13,906	0.52	1,677.6	118.4	1,559.1	14,739	0.52
Palau	16	0.00	1.9	0.2	1.8	849	0.03
Panama	1,138	0.04	137.3	10.3	127.0	1,971	0.07
Papua New Guinea	2,273	0.08	274.2	16.1	258.1	3,106	0.11
Paraguay	2,037	0.08	245.7	14.1	231.6	2,870	0.10
Peru	9,092	0.34	1,096.8	77.5	1,019.3	9,925	0.35
Philippines	11,887	0.44	1,434.0	102.1	1,331.9	12,720	0.45
Poland [c]	20,474	0.76	2,469.9	177.1	2,292.8	21,307	0.75
Portugal [c]	7,511	0.28	906.1	53.3	852.7	8,344	0.29
Qatar	1,389	0.05	167.6	11.1	156.5	2,222	0.08
Romania	8,210	0.31	990.4	72.4	918.0	9,043	0.32
Russian Federation	79,121	2.95	9,544.8	685.8	8,859.0	79,954	2.82
Rwanda	1,502	0.06	181.2	7.5	173.7	2,335	0.08
St. Kitts and Nevis	275	0.01	33.2	0.3	32.9	1,108	0.04
St. Lucia	699	0.03	84.3	2.6	81.7	1,532	0.05
St. Vincent and the Grenadines	387	0.01	46.7	1.6	45.1	1,220	0.04
Samoa	947	0.04	114.2	5.1	109.2	1,780	0.06
San Marino	595	0.02	71.8	2.5	69.3	1,428	0.05
Sao Tome and Principe	705	0.03	85.0	2.2	82.9	1,538	0.05
Saudi Arabia	76,967	2.87	9,284.9	668.3	8,616.6	77,800	2.74
Senegal	2,942	0.11	354.9	17.5	337.4	3,775	0.13
Serbia	4,133	0.15	498.6	36.6	462.0	4,966	0.18
Seychelles	263	0.01	31.7	0.2	31.6	1,096	0.04

88	IBRD FINANCIAL STATEMENTS: June 30, 2024
STATEMENT OF SUBSCRIPTIONS TO
CAPITAL STOCK AND VOTING POWER (continued)
June 30, 2024
Expressed in millions of U.S. dollars

	Subscriptions					Voting Power
Member	Number of shares	Percentage of total [a]	Total amounts [a]	Amounts paid in [a,b]	Amounts subject to call [a,b]	Number of votes	Percentage of total [a]
Sierra Leone	1,043	0.04%	$125.8	$4.60	$121.2	1,876	0.07%
Singapore	7,109	0.27	857.6	63.00	794.6	7,942	0.28
Slovak Republic [c]	4,785	0.18	577.2	41.00	536.2	5,618	0.20
Slovenia [c]	2,037	0.08	245.7	18.00	227.8	2,870	0.10
Solomon Islands	729	0.03	87.9	2.30	85.6	1,562	0.06
Somalia	632	0.02	76.2	3.30	72.9	1,465	0.05
South Africa	20,793	0.78	2,508.4	180.00	2,328.4	21,626	0.76
South Sudan	1,437	0.05	173.4	8.60	164.8	2,270	0.08
Spain [c]	52,895	1.98	6,381.0	461.20	5,919.8	53,728	1.89
Sri Lanka	6,282	0.23	757.8	51.00	706.9	7,115	0.25
Sudan	1,989	0.07	239.9	15.50	224.5	2,822	0.10
Suriname	412	0.02	49.7	2.00	47.7	1,245	0.04
Sweden [c]	25,148	0.94	3,033.7	219.10	2,814.6	25,981	0.92
Switzerland [c]	40,889	1.53	4,932.6	357.90	4,574.7	41,722	1.47
Syrian Arab Republic	2,452	0.09	295.8	14.00	281.8	3,285	0.12
Tajikistan	1,204	0.04	145.2	5.30	139.9	2,037	0.07
Tanzania	1,295	0.05	156.2	10.00	146.2	2,128	0.08
Thailand	13,752	0.51	1,659.0	118.10	1,540.9	14,585	0.51
Timor-Leste	753	0.03	90.8	3.10	87.8	1,586	0.06
Togo	1,598	0.06	192.8	8.10	184.7	2,431	0.09
Tonga	796	0.03	96.0	3.50	92.5	1,629	0.06
Trinidad and Tobago	3,376	0.13	407.3	22.80	384.5	4,209	0.15
Tunisia	1,993	0.07	240.4	17.20	223.2	2,826	0.10
Türkiye	30,668	1.15	3,699.6	264.50	3,435.1	31,501	1.11
Turkmenistan	627	0.02	75.6	3.60	72.0	1,460	0.05
Tuvalu	461	0.02	55.6	1.50	54.1	1,294	0.05
Uganda	1,128	0.04	136.1	9.60	126.5	1,961	0.07
Ukraine	14,361	0.54	1,732.4	108.50	1,623.9	15,194	0.54
United Arab Emirates	7,043	0.26	849.6	66.20	783.4	7,876	0.28
United Kingdom [c]	108,611	4.06	13,102.3	975.70	12,126.6	109,444	3.86
United States [c]	438,475	16.37	52,895.4	3,689.50	49,205.9	439,308	15.49
Uruguay	3,563	0.13	429.8	24.00	405.8	4,396	0.16
Uzbekistan	4,238	0.16	511.3	32.90	478.4	5,071	0.18
Vanuatu	765	0.03	92.3	3.10	89.2	1,598	0.06
Venezuela, Republica Bolivariana de	20,361	0.76	2,456.2	150.80	2,305.5	21,194	0.75
Viet Nam	5,311	0.20	640.7	47.00	593.7	6,144	0.22
Yemen, Republic of	2,212	0.08	266.8	14.00	252.8	3,045	0.11
Zambia	4,727	0.18	570.2	38.70	531.5	5,560	0.20
Zimbabwe	3,575	0.13	431.3	22.40	408.9	4,408	0.16
Total - June 30, 2024	2,678,098	100%	323,072	22,452	300,620	2,835,535	100%

Total - June 30, 2023	2,634,728		317,840	21,819	296,021	2,789,519

Notes
a. May differ from the calculated figures or sum of individual figures shown due to rounding.
b. See Notes to Financial Statements, Note B—Capital Stock, Maintenance of Value, and Membership.
c. A member of the Development Assistance Committee of the Organization for Economic Cooperation and Development (OECD).
* Indicates amount less than $0.5 million or 0.005%
The Notes to Financial Statements are an integral part of these Statements.

IBRD FINANCIAL STATEMENTS: June 30, 2024	89
NOTES TO FINANCIAL STATEMENTS
PURPOSE AND AFFILIATED ORGANIZATIONS
The International Bank for Reconstruction and Development (IBRD) is an international organization which commenced operations in 1946. The principal purpose of IBRD is to promote sustainable economic development and reduce poverty in its member countries, primarily by providing loans, guarantees and related technical assistance for specific projects and for programs of economic reform in developing member countries. The activities of IBRD are complemented by those of three affiliated organizations, the International Development Association
(IDA), the International Finance Corporation (IFC), and the Multilateral Investment Guarantee Agency (MIGA).
Each of these organizations is legally and financially independent from IBRD, with separate assets and liabilities, and IBRD is not liable for their respective obligations. Transactions with these affiliated organizations are disclosed in the notes that follow.
IBRD is immune from taxation pursuant to Article VII, Section 9, Immunities from Taxation, of IBRD’s Articles of
Agreement.
NOTE A—SUMMARY OF SIGNIFICANT ACCOUNTING AND RELATED POLICIES
IBRD’s financial statements are prepared in conformity with accounting principles generally accepted in the United
States of America (U.S. GAAP).
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Due to the inherent uncertainty involved in making these estimates, actual results could differ from these estimates. Significant judgment has been used in the valuation of certain financial instruments, the determination of the adequacy of the accumulated provisions for losses on loans and other exposures, the determination of the net periodic cost from pension and other postretirement benefits plans, and the present value of projected benefit obligations.
Certain reclassifications of the prior year’s information have been made to conform with the current year’s presentation.
Translation of Currencies
IBRD’s financial statements are expressed in terms of U.S. dollars for the purpose of reporting IBRD’s financial position and the results of its operations. IBRD’s functional currencies are the U.S. dollar and euro.
Assets and liabilities are translated at market exchange rates in effect at the end of the reporting period. Revenue and expenses are translated at either the market exchange rates in effect on the dates on which they are recognized or at an average of the market exchange rates in effect during the month of the transaction. Translation adjustments relating to non-functional currencies are reflected in the Statements of Income, while translation adjustments for assets and liabilities denominated in euro are reflected in the Statements of Comprehensive Income.
Valuation of Capital Stock
In the Articles of Agreement, the capital stock of IBRD is expressed in terms of “U.S. dollars of the weight and fineness in effect on July 1, 1944” (“1944 dollars”). Following the abolition of gold as a common denominator of the monetary system and the repeal of the provision of the U.S. law defining the par value of the U.S. dollar in terms of gold, the pre-existing basis for translating 1944 dollars into current dollars or into any other currency was eliminated. The Executive Directors of IBRD have decided, until such time as the relevant provisions of the Articles of Agreement are amended, that the words “U.S. dollars of the weight and fineness in effect on July 1, 1944” in
Article II, Section 2(a) of the Articles of Agreement of IBRD are interpreted to mean the Special Drawing Right
(SDR) introduced by the International Monetary Fund, as valued in terms of U.S. dollars immediately before the introduction of the basket method of valuing the SDR on July 1, 1974, such value being $1.20635 for one SDR
(“1974 SDR”).

90	IBRD FINANCIAL STATEMENTS: June 30, 2024
Maintenance of Value
Article II, Section 9 of the Articles of Agreement provides for maintenance of value (MOV), at the time of subscription, of national currencies paid-in, which are subject to certain restrictions. MOV is determined by measuring the foreign exchange value of a member’s national currency against the standard of value of IBRD’s capital based on the 1974 SDR. MOV receivable are amounts due from members on account of movements in exchange rates from the date of initial subscription, resulting in the reduction in the value of their paid-in capital denominated in national currencies. Members are required to make payments to IBRD if their currencies depreciate significantly relative to the standard of value. These amounts may be settled either in cash or a nonnegotiable, noninterest-bearing note, which is due on demand. Certain notes are due on demand only after IBRD's callable subscribed capital has been entirely called pursuant to Article IV, Section 2 (a) of the Articles of Agreement.
Furthermore, the Executive Directors have adopted a policy of reimbursing members whose national currencies appreciate significantly in terms of the standard of value.
MOV is deferred when the restriction of national currencies paid-in is lifted and these currencies are being used in
IBRD’s operations and/or are being invested, swapped, or loaned to members by IBRD or through IFC. Once these restricted currencies are no longer being used in operations, the related MOV is no longer deferred, but rather, becomes due on the same terms as other MOV obligations.
All MOV receivable balances are shown as components of Equity, under Receivable amounts to maintain value of currency holdings. All MOV payable balances are included in Other liabilities – Accounts payable and miscellaneous liabilities on the Balance Sheets. The net receivable or payable MOV amounts relating to national currencies used in IBRD's lending and investing operations are also included as a component of Equity under
Deferred amounts to maintain value of currency holdings.
Withdrawal of Membership
Under IBRD’s Articles of Agreement, in the event a member withdraws from IBRD, the withdrawing member is entitled to receive the value of its shares payable to the extent the member does not have any outstanding obligations to IBRD. IBRD’s Articles of Agreement also state that the former member has continuing obligations to IBRD after withdrawal. Specifically, the former member remains fully liable for its entire capital subscription, including both the previously paid-in portion and the callable portion, so long as any part of the loans or guarantees contracted before it ceased to be a member are outstanding.
Transfers Approved by the Board of Governors
In accordance with IBRD’s Articles of Agreement, as interpreted by the Executive Directors, the Board of
Governors may exercise its reserved power to approve transfers to other entities for development purposes. When unconditional, these transfers, which are included in the Board of Governors-approved and other transfers line in the
Statements of Income, are reported as expenses upon approval. If conditional, these transfers are expensed when the conditions specified for the use by the beneficiaries have been met. The transfers are funded from the preceding fiscal year’s Net Income, Surplus, Restricted Retained Earnings or Other Reserves.
Retained Earnings
Retained Earnings consist of allocated amounts (Special Reserve, General Reserve, Pension Reserve, Surplus,
Cumulative Fair Value Adjustments, Restricted Retained Earnings, Other Reserves) and Unallocated Net Income
(Loss).
The Special Reserve consists of loan commissions set aside pursuant to Article IV, Section 6 of the Articles of
Agreement, which are to be held in liquid assets. These assets may be used only for the purpose of meeting liabilities of IBRD on its borrowings and guarantees in the event of default on loans made, participated in, or guaranteed by
IBRD. The Special Reserve assets are included under Investments-Trading, and comprise obligations of the United
States Government, its agencies, and other official entities. The allocation of such commissions to the Special
Reserve was discontinued in 1964 with respect to subsequent loans and no further additions are being made to it.
The General Reserve consists of earnings from prior fiscal years which, in the judgment of the Executive Directors, should be retained in IBRD’s operations.

IBRD FINANCIAL STATEMENTS: June 30, 2024	91
The Pension Reserve consists of the difference between the cumulative actual funding of the Staff Retirement Plan and Trust (SRP) and other postretirement benefits plans, and the cumulative accounting income or expense for these plans, from prior fiscal years. This reserve is reduced when pension accounting expenses exceed the actual funding of these plans. In addition, the Pension Reserve also includes investment revenue earned on the Post-Employment
Benefits Plan (PEBP) portfolio as well as Post Retirement Contribution Reserve Fund (PCRF), which is used to stabilize IBRD’s contributions to the pension plan.
Surplus consists of earnings from prior fiscal years which are retained by IBRD until a further decision is made on their disposition.
Cumulative Fair Value Adjustments consist of the unrealized mark-to-market gains or losses on non-trading portfolios and certain positions in the trading portfolio.
Restricted Retained Earnings consists of contributions or revenue from prior years which are contractually restricted as to their purpose.
Unallocated Net Income (Loss) consists of the current fiscal year’s net income (loss) adjusted for Board of
Governors-approved and other transfers made during the year.
Other Reserves consist of allocations from Surplus, non-functional currency translation adjustment gains/losses from prior fiscal years, and revenue from prior years which is set aside for a dedicated purpose. Allocations from Surplus are retained by IBRD until the conditions specified for the use by their beneficiaries have been met.
Loans and Other Exposures
Loans
All IBRD loans are made to or guaranteed by countries that are members of IBRD, except for loans made to IFC.
The majority of IBRD’s loans have repayment obligations based on specific currencies. IBRD also holds multicurrency loans which have repayment obligations in various currencies determined on the basis of a currency pooling system. Other exposures comprise signed commitments (including deferred drawdown options that are effective, and irrevocable commitments), and guarantees.
Generally, loans are reported on the balance sheets at amortized cost. Loans with embedded derivatives are assessed for fair value election, or bifurcation of the loan and derivative. Commitment charges on the undisbursed balance of loans are recognized in revenue as earned. Any loan origination fees incorporated in the terms of a loan are deferred and recognized over the life of the loan as an adjustment of the yield. The unamortized balance of loan origination fees is included as a reduction of the Loans outstanding on the Balance Sheets, and the amortization of loan origination fees are included in Interest revenue from Loans, net in the Statements of Income. Accrued interest is presented in the Balance Sheets line item Receivables - Accrued income on loans and guarantee fees receivable.
It is IBRD’s practice not to reschedule interest or principal payments on its loans or participate in debt rescheduling agreements with respect to its loans. Should modifications be made to the terms of existing loans, IBRD would perform an evaluation to determine the required accounting treatment, including whether the modification would result in the affected loans being accounted for as a new loan, or as a continuation of the existing loan.
It is IBRD’s policy to place all loans and other exposures (collectively “exposures”) made to or guaranteed by a member of IBRD into nonaccrual status if principal, interest, or other charges with respect to any such exposures are overdue by more than six months, unless IBRD’s management determines that the overdue amount will be collected in the immediate future. In addition, if loans and other exposures made by IDA to a member country are placed in nonaccrual status, all IBRD loans and other exposures made to, or guaranteed by, that member country will also be placed in nonaccrual status by IBRD. On the date a member’s exposures are placed into nonaccrual status, unpaid interest and other charges accrued on exposures to the member are deducted from the revenue of the current period.
Interest and other charges on nonaccruing exposures are included in revenue only to the extent that payments have been received by IBRD. A decision on the restoration of accrual status is made upon arrears clearance.  If collectability risk is considered to be particularly high at the time of arrears clearance, the member’s exposures may not automatically emerge from nonaccrual status until a suitable period of payment performance has passed.

92	IBRD FINANCIAL STATEMENTS: June 30, 2024
Loan Commitments
Undisbursed loans relate to operations approved by the Executive Directors, for which disbursements are yet to be made. IBRD records a provision for expected losses on undisbursed loan commitments including Deferred
Drawdown Options (DDOs), when signed by both parties. The signature of the loan agreement is a binding event that prevents IBRD from unconditionally withdrawing from the agreement.
Guarantees provided
Financial guarantees are commitments issued by IBRD to guarantee payment by a member country (the debtor) to a third party in the event that a member government (or a government-owned entity) fails to perform its contractual obligations to a third party.
Guarantees provided are regarded as outstanding when the underlying financial obligation of the debtor is incurred, and called when a guaranteed party demands payment under the guarantee. IBRD would be required to perform under its guarantees if the payments guaranteed were not made by the debtor and the guaranteed party called the guarantee by demanding payment from IBRD in accordance with the terms of the guarantee. In the event that a guarantee of a member country is called, IBRD has the contractual right to require payment from the member country.
IBRD records the fair value of the obligation to stand ready in Other Liabilities - Accounts payable and miscellaneous liabilities, and a corresponding fees receivable asset in the Receivables - Accrued income on loans and guarantee fees receivable line on IBRD’s Balance Sheets. Upfront guarantee fees received are deferred and amortized over the life of the guarantee.
Guarantees Received
IBRD receives third-party guarantees in the form of a credit enhancement to loan exposures. The credit enhancements that are contractually attached to the loan reduce the exposure at risk considered in computing the loan loss provisions.
Financial guarantees that are not contractually attached to the loan are recorded as a recoverable asset and included in Other assets - Miscellaneous on the Balance Sheets. The change in value of the recoverable asset is recorded as
Non-interest revenue - Other, net on the Statements of Income.
Credit enhancements that do not meet the requirements to be accounted for as financial guarantees are recorded as derivatives. These instruments are recorded at fair value in Other Assets on the Balance Sheets, with changes in fair value recorded in Unrealized mark-to-market gains (losses) on non-trading portfolio, net.
Accumulated Provision for Losses on Loans and Other Exposures
Management determines the appropriate level of accumulated provisions for losses on exposures, which reflects the expected losses inherent in IBRD’s exposures.
Loans
Loan exposures are disaggregated into two groups: exposures in accrual status and exposures in nonaccrual status. In each group, a credit risk rating is assigned to exposures for each borrower.
The total exposure for provisioning is the current exposure and the estimated future exposure, taking into account expected disbursements and repayments over the life of the instruments. The expected credit losses related to loans and other exposures are calculated over the life of the instruments based on the annual estimated exposures, the expected default frequency (probability of default to IBRD) and the estimated loss given default. The provision for expected losses is the sum of the expected annual losses over the life of the instruments.
For countries in accrual status, these exposures are grouped in pools of borrowers with a similar risk rating. The determination of a borrower’s rating is based on various factors (see Note D—Loans and other exposures). Each risk rating is mapped to an expected default frequency using IBRD's credit migration matrix, based on historical observations of credit ratings at the beginning and at the end of each year.
Expected losses on loan exposures comprise estimates of potential losses arising from the economic loss due to delays in receiving payments. The estimated loss given default is determined at each balance sheet date, based on

IBRD FINANCIAL STATEMENTS: June 30, 2024	93
IBRD’s historical experience, as well as parameters adjusted for current conditions during the reasonable and supportable forecast period of IBRD. The loss given default is based on the borrower’s eligibility, namely: IBRD,
Blend (IBRD and IDA) and IDA, with the highest loss given default associated with IDA eligibility. The main factors used to determine the loss given default are the estimated length of delays in receiving loan payments, and the effective interest rate of the exposure. As the majority of IBRD’s loans carry a variable interest rate, the loss severity is impacted by the changes in forward looking market interest rates.
For the calculation of expected credit losses, IBRD applies a three-year reasonable and supportable forecast period, representing the most reliable and available economic data during this period. IBRD also applies a ten-year straight-
line reversion to the mean to reflect the historical pattern of rating migration to the mean of its loan portfolio.
This methodology is also applied to countries with exposures in nonaccrual status, although the expected default frequency is equal to one hundred percent. At times, to reflect certain distinguishing circumstances of a particular nonaccrual situation, different input assumptions may be used for a specific country.
All exposures for countries in nonaccrual status are individually assessed. Exposure for certain countries in accrual status may be individually assessed on the basis that they do not share common risk characteristics with an existing pool of exposures. It is IBRD’s practice not to write off loans. All contractual obligations associated with exposures in nonaccrual status have eventually been cleared, and borrowers have emerged from nonaccrual status. To date, no loans have been written off.
Management reassesses the adequacy of the accumulated provision on a quarterly basis and adjustments to the accumulated provision are recorded as a charge to or release of provision in the Statements of Income. In addition, reasonableness of the inputs used is reassessed quarterly.
Loan Commitments
IBRD records the expected credit losses on loan commitments based on  the projected disbursements of signed loan commitments (adjusted by cancellations based on historical experience), the expected probability of default and estimated loss given default. The provision is included in Other liabilities - Accounts payable and miscellaneous liabilities on the Balance Sheets.
Guarantees provided
IBRD records a contingent liability for the expected losses related to guarantees provided over the projected life of the instruments, that is determined based on the estimated exposure at default, multiplied by the corresponding loss given default and expected default probability for the projected life of the guarantee. This provision, as well as the unamortized balance of the deferred guarantee fees, and the unamortized balance of the obligation to stand-ready, are included in Other Liabilities - Accounts payable and miscellaneous liabilities on the Balance Sheets.
Exposure Exchange Agreements (EEAs)
IBRD executes EEAs with various organizations. While these agreements are not legally considered guarantees, in
IBRD’s financial statements they are recognized as financial guarantees as they meet the accounting criteria for financial guarantees. Under an EEA, each party exchanges credit risk exposure of a portfolio supported by underlying loans to borrowers, by providing and receiving guarantees from each other, for the amounts specified.
The guarantee provided and the guarantee received are two separate transactions; namely (a) the provision of a financial guarantee, and (b) the receipt of an asset. There is generally no exchange of cash between the organizations for these transactions.
For a guarantee provided under an EEA, IBRD records a liability equivalent to the fair value of the obligation to stand ready. This liability is included in Other liabilities - Accounts payable and miscellaneous liabilities on the
Balance Sheets and is amortized over the life of the EEA. IBRD also records a liability, and corresponding expense, in recognition of the risk coverage provided (provision). The change in the provision is recorded as Provision for losses on loans and other exposures on the Statements of Income. The value of this liability reflects the credit quality of the underlying loans in the portfolio and changes over the life of the EEA as the credit quality of these loans changes.
For a guarantee received under an EEA, IBRD records an asset equivalent to the fair value of the right to be indemnified. This asset is included in Other assets – Miscellaneous on the Balance Sheets and is amortized over the

94	IBRD FINANCIAL STATEMENTS: June 30, 2024
life of the EEA. IBRD records corresponding income, in recognition of the risk coverage received (recoverable asset). The change in value of the recoverable asset is recorded as Non-interest revenue - Other, net on the
Statements of Income. The value of this asset reflects the credit quality of the underlying loans in the portfolio and changes over the life of the EEA contract as the credit quality of these loans changes.
Segment Reporting
Based on an evaluation of IBRD’s operations, Management has determined that IBRD has one reportable segment since financial results are reviewed and resource allocation decisions are made at the entity level.
Statements of Cash Flows
For the purpose of IBRD's Statements of Cash Flows, cash is defined as the amount of Unrestricted cash and
Restricted cash under the Due from banks line on the Balance Sheets.
Restricted Cash
This includes amounts which have been received from members as part of their capital subscriptions, as well as from donors and other sources, which are restricted for specified purposes. For capital subscriptions, a portion of these subscriptions have been paid to IBRD in the national currencies of the members. These amounts are usable by IBRD in its lending and investing operations, only with the consent of the respective members, and for administrative expenses incurred in national currencies.
Investments
Investment securities are classified based on Management’s intention on the date of purchase, their nature, and
IBRD’s policies governing the level and use of such investments. As of June 30, 2024, all of the financial instruments in IBRD’s investment portfolio were classified as trading. These securities are carried and reported at fair value, or at face value or net asset value (NAV), which approximate fair value.
Where available, quoted market prices are used to determine the fair value of trading securities. These include most government and agency securities, exchange-traded equity securities, Asset-backed Securities (ABS), and Mortgage-
backed Securities (MBS). For instruments for which market quotations are not available, fair values are determined using model-based valuation techniques, whether internally-generated or vendor-supplied, that include the discounted cash flow method using observable market inputs such as yield curves, credit spreads, and conditional prepayment rates. Where applicable, unobservable inputs such as conditional prepayment rates, probability of default and loss severity are used. Unless quoted prices are available, time deposits are reported at face value which approximates fair value, as they are short term in nature. Purchases and sales of securities are recorded on a trade-
date basis.  Time deposits and money market deposits are recorded at settlement. The first-in first-out method is used to determine the cost of securities sold in computing the realized gains and losses on these instruments. Derivative instruments used in liquidity management are not designated as hedging instruments for accounting purposes.
Interest revenue is included in the Investments-Trading, net line in the Statements of Income. Unrealized gains and losses for investment securities and related financial instruments held in the trading portfolio are included in the
Unrealized mark-to-market gains (losses) on Investments-Trading portfolio, net line in the Statements of Income.
Realized gains and losses on trading securities are recognized in the Statements of Income when securities are sold.
IBRD may require collateral in the form of approved liquid securities from individual counterparties or cash, under legal agreements that provide for collateralization, in order to mitigate its credit exposure to these counterparties. For collateral received in the form of cash from counterparties, IBRD invests the amounts received and records the investment and a corresponding obligation to return the cash. Collateral received in the form of liquid securities is only recorded on IBRD's Balance Sheets to the extent that it has been transferred under securities lending agreements in return for cash.
Securities Purchased Under Resale Agreements, Securities Lent Under Securities Lending
Agreements and Securities Sold Under Repurchase Agreements and Payable for Cash Collateral
Received
Securities purchased under resale agreements, securities lent under securities lending agreements, securities sold under repurchase agreements and payable for cash collateral received are reported at face value which approximates

IBRD FINANCIAL STATEMENTS: June 30, 2024	95
fair value, as they are short term in nature. IBRD receives securities purchased under resale agreements, monitors the fair value of the securities and, if necessary, closes out transactions and enters into new repriced transactions.
The securities transferred to counterparties under repurchase and security lending arrangements and the securities transferred to IBRD under resale agreements have not met the accounting criteria for treatment as a sale. Therefore, securities transferred under repurchase agreements and security lending arrangements are retained as assets on the
Balance Sheets, and securities received under resale agreements are not recorded on the Balance Sheets. Securities lent under securities lending agreements and sold under securities repurchase agreements as well as securities purchased under resale agreements are presented on a gross basis which is consistent with the manner in which these instruments are settled. The interest earned from securities purchased under resale agreements is included in
Investments–Trading, net in the Statements of Income. The interest expense pertaining to the securities sold under repurchase agreements and security lending arrangements, is included in the Borrowing expenses, net line in the
Statements of Income.
Nonnegotiable, Noninterest-bearing Demand Obligations on Account of Subscribed Capital
All demand obligations are held in bank accounts which bear IBRD’s name and are carried and reported at face value as a reduction to equity. Payments on some of these instruments are due to IBRD upon demand. Others are due to IBRD on demand, but only after IBRD’s callable subscribed capital has been entirely called pursuant to
Article IV, Section 2 (a) of the Articles of Agreement.
Premises and Equipment
Premises and equipment, including leasehold improvements, and information technology assets are carried at cost less accumulated depreciation and amortization. IBRD computes depreciation and amortization using the straight-
line method over the estimated useful lives of the owned assets, which range between three and fifty years. For leasehold improvements, depreciation is computed over the lesser of the remaining term of the leased facility or the estimated economic life of the improvement.
Maintenance and repairs are charged to expense as incurred, while major improvements are capitalized and amortized over the estimated useful life.
Lessee Arrangements
IBRD’s lessee arrangements are mostly real estate operating leases. Under these arrangements, IBRD records right-
of-use assets and lease liabilities at lease commencement. Right-of-use assets are reported in Other assets - Premises and equipment, net and the related lease liabilities are reported in Other liabilities - Accounts payable and miscellaneous liabilities. IBRD has elected to account for the lease and non-lease components together as a single lease component. At lease commencement, lease liabilities are recognized based on the present value of the remaining lease payments and discounted using IBRD’s incremental borrowing rate. All leases are recorded on the
Balance Sheets except short-term leases with an initial term of 12 months or less. Lease expense, including that for short-term leases, is recognized on a straight-line basis over the lease term and is recorded in Administrative expenses in the Statements of Income.
Borrowings
To ensure funds are available for lending and liquidity purposes, IBRD borrows in the international capital markets, offering its securities (discount notes, vanilla and structured bonds) to private and governmental buyers. IBRD issues debt instruments of varying maturities denominated in various currencies with both fixed and variable interest rates.
IBRD has elected the fair value option for all borrowings. All changes in fair value are recognized in the related
Unrealized mark-to-market gains and losses on non-trading portfolios, net, line in the Statements of Income, except for changes in the fair value related to IBRD’s own credit risk, which are reported in Other Comprehensive Income
(OCI) as a Debit Valuation Adjustment (DVA). The DVA on fair value option elected liabilities is measured by revaluing each borrowing instrument to determine the changes in fair value of that instrument arising from changes in IBRD’s funding spread relative to the applicable reference rate.
Structured bonds issued by IBRD have coupon or repayment terms linked to the level or the performance of interest rates, foreign exchange rates, equity indices, catastrophic events or commodities.

96	IBRD FINANCIAL STATEMENTS: June 30, 2024
For the purpose of the Statements of Cash Flows, short-term borrowings, if any, with original maturities less than 90 days, are presented net of new issuances and retirements. By contrast, short-term borrowings with original maturities greater than 90 days and up to one year are presented on a gross basis.
Interest expense relating to all debt instruments in IBRD’s borrowing portfolio is measured on an effective yield basis and is reported as part of Borrowing expenses, net in the Statements of Income.
Amortization of discounts and premiums is recorded using the effective interest method and is included in the
Borrowing expenses, net line in the Statements of Income.
Accounting for Derivatives
IBRD has elected not to designate any hedging relationships for accounting purposes. Rather, all derivative instruments are reported at fair value on the Balance Sheets, with changes in fair values accounted for through the
Statements of Income.
The presentation of derivative instruments on IBRD’s Balance Sheets reflects the netting of derivative asset and liability positions and the related cash collateral received from the counterparty, when a legally enforceable master netting agreement exists, and the other conditions are met. In addition, in the Notes to the financial statements, unless stated differently, derivatives are presented on a net basis by instrument.
A master netting agreement is an industry standard agreement with a counterparty that permits multiple transactions governed by that agreement to be terminated or accelerated and settled through a single payment in a single currency in the event of a default (e.g., bankruptcy, failure to make a required payment or transfer security or deliver collateral when due). Obligations under master netting agreements are often secured by collateral posted under an industry standard credit support annex to the master netting agreement. Upon default by the counterparty, the collateral agreement grants an entity the right to set-off any amounts payable by the counterparty against any posted collateral.
IBRD uses derivative instruments in its investment trading portfolio to manage interest rate and currency risks.
These derivatives are carried and reported at fair value. Interest revenue/expenses are reflected as part of Interest revenue, while unrealized mark-to-market gains and losses on these derivatives are reflected as part of the
Unrealized mark-to-market gains (losses) in Investments-Trading, net line in the Statements of Income.
IBRD also uses derivatives in its loan, borrowing and asset/liability management activities. It also offers derivative intermediation services to clients. In the loan and borrowing portfolios, derivatives are used to modify the interest rate and/or currency characteristics of these portfolios. The interest component of these derivatives is recognized as an adjustment to the related loan revenue and borrowing costs over the life of the derivative contracts and is included in the related Interest revenue/expenses lines in the Statements of Income. Changes in fair values of these derivatives are recorded in the Statements of Income as Unrealized mark-to-market gains and losses in non-trading portfolios, net.
For the purpose of the Statements of Cash Flows, IBRD has elected to report the cash flows associated with the derivative instruments that are used to economically hedge its loans, investments and borrowings, in a manner consistent with the presentation of the related loan, investment and borrowing cash flows.
Derivative contracts include currency forward contracts, to-be-announced (TBA) securities, swaptions, exchange traded options and futures contracts, currency swaps and interest rate swaps. Currency swaps and interest rate swaps are either plain vanilla or structured. Currency forward contracts and plain vanilla currency and interest rate swaps are valued using the discounted cash flow methods using observable market inputs such as yield curves, foreign exchange rates, basis spreads and funding spreads. For structured currency and interest rate swaps, which primarily consist of callable swaps linked to interest rates, foreign exchange rates, and equity indices, valuation models and inputs similar to the ones applicable to structured bond valuations are used. Where applicable, the models also incorporate significant unobservable inputs such as correlations and long-dated interest rate volatilities.
Most outstanding derivative positions are transacted over-the-counter and therefore valued using internally developed valuation models. For commercial and non-commercial counterparties where IBRD has a net receivable position, IBRD calculates a Credit Valuation Adjustment (CVA) to reflect credit risk. For net derivative positions with commercial and non-commercial counterparties where IBRD is in a net payable position, IBRD calculates a

IBRD FINANCIAL STATEMENTS: June 30, 2024	97
DVA to reflect its own credit risk. The CVA is calculated using future projected exposures of the derivative contracts, net of collateral received under credit support agreements, and the probability of counterparty default based on the Credit Default Swaps (CDS) spread and, where applicable, proxy CDS spreads. The DVA calculation is generally consistent with the CVA methodology and incorporates IBRD’s own credit spread as observed through the CDS market.
Valuation of Financial Instruments
IBRD has an established and documented process for determining fair values. Fair value is based upon quoted market prices for the same or similar securities, where available. Financial instruments for which quoted market prices are not readily available are valued based on discounted cash flow models and other established valuation models. These models primarily use market-based or independently-sourced market parameters such as yield curves, interest rates, volatilities, foreign exchange rates and credit curves, and may incorporate unobservable inputs, some of which may be significant. Selection of these inputs may involve some judgment. In instances where management relies on instrument valuations supplied by external pricing vendors, there are procedures in place to validate the appropriateness of the models used as well as inputs applied in determining those values. The fair value of certain instruments is calculated using NAV as a practical expedient. To ensure that the valuations are appropriate where internally-developed models are used, IBRD has various controls in place, which include both internal and periodic external verification and review.
Fair Value Hierarchy
Financial instruments are categorized based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), the next highest priority to observable market-based inputs or inputs that are corroborated by market data (Level 2) and the lowest priority to unobservable inputs that are not corroborated by market data (Level 3).
Financial assets and liabilities recorded at fair value on the Balance Sheets are categorized based on the inputs to the valuation techniques as follows:
Level 1:Financial assets and liabilities whose values are based on unadjusted quoted prices for identical assets or liabilities in active markets.
Level 2:Financial assets and liabilities whose values are based on quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; or
pricing models for which all significant inputs are observable, either directly or indirectly for substantially the full term of the asset or liability.
Level 3:Financial assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement.
IBRD’s policy is to recognize transfers in and transfers out of levels as of the end of the reporting period in which they occur.
Investments measured at NAV (or its equivalent) are not classified in the fair value hierarchy.
Accounting for Grant Expenses
IBRD recognizes an expense for unconditional grants, such as Contributions to Special Programs and most Board of
Governors-approved and other transfers, upon approval. IBRD recognizes an expense for conditional grants when the conditions specified for use by the beneficiaries have been met.
Trust Funds
To the extent that IBRD acts as an agent for, or controls Bank-executed activities for trust funds, assets held on behalf of specified beneficiaries are recorded on IBRD’s Balance Sheets, along with corresponding liabilities.
Amounts disbursed from these trust funds are recorded as expenses with corresponding amounts recognized as revenues. For recipient-executed activities for trust funds, since IBRD acts as a trustee, no assets or liabilities relating to these activities are recorded on the Balance Sheets. In some trust funds, execution is split between recipient-executed and Bank-executed portions. Decisions on assignment of funding resources between the two

98	IBRD FINANCIAL STATEMENTS: June 30, 2024
types of execution may be made on an ongoing basis, therefore, the execution of a portion of these available resources may not yet be assigned.
IBRD also acts as a financial intermediary to provide specific administrative or financial services with a limited fiduciary or operational role. These arrangements, referred to as Financial Intermediary Funds, include, for example, administration of debt service trust funds, financial intermediation and other more specialized limited fund management roles. For these arrangements, funds are held and disbursed in accordance with instructions from donors or, in some cases, an external governance structure or a body operating on behalf of donors. For Financial
Intermediary Funds, since IBRD acts as a trustee, no assets or liabilities relating to these activities are recorded on the Balance Sheets.
Accounting and Reporting Developments
Evaluated Accounting Standards:
In June 2022, the Financial Accounting Standards Board (FASB) issued Accounting Standard Update (ASU)
2022-03, Fair Value Measurement (Topic 820) Fair Value Measurement of Equity Securities Subject to Contractual
Sale Restrictions, which clarifies that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and should not be factored in when measuring fair value. The ASU also clarifies that an entity cannot, as a separate unit of account, recognize and measure a contractual sale restriction. The
ASU requires certain disclosures for equity securities subject to contractual sale restrictions. For IBRD, the ASU will be effective from the quarter ending September 30, 2024 (fiscal year 2025 for IBRD), and the adoption of the
ASU is not expected to have a material impact on IBRD's financial statements.
In March 2022, the FASB issued ASU 2022-02, Troubled Debt Restructurings and Vintage Disclosures, which eliminates the accounting guidance on troubled debt restructurings for creditors and amends the guidance on
“vintage disclosures” to require disclosure of current-period gross write-offs by year of origination. The ASU became effective for IBRD from the quarter ended September 30, 2023, and the adoption  of the ASU did not have a material impact on IBRD's financial statements.
Accounting Standards Under Evaluation:
In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable
Segment Disclosures, which requires additional segment disclosures for public entities, including those with a single reportable segment, such as the significant segment expenses that are regularly provided to the chief operating decision maker (CODM), the title and position of the CODM, as well as an explanation of how the CODM uses the reported measure of segment profit or loss. All existing annual disclosures about segment profit or loss must be provided on an interim basis, in addition to disclosure of significant segment expenses. For IBRD, the ASU will be effective for the annual period ending June 30, 2025 (fiscal year 2025 for IBRD). IBRD is currently evaluating the impact of the ASU on its financial statements.
In October 2023, the FASB issued ASU 2023-06, Disclosure Improvements: Codification Amendments in Response
to the SEC’s Disclosure Update and Simplification Initiative. The new guidance is intended to align U.S. GAAP requirements with those of the SEC and to facilitate the application of U.S. GAAP for all entities. If by June 30,
2027, the SEC has not removed the related SEC requirement, the related ASU amendment will not become effective.
IBRD is currently evaluating the impact of the ASU on its financial statements.

IBRD FINANCIAL STATEMENTS: June 30, 2024	99
NOTE B—CAPITAL STOCK
The following table provides a summary of changes in IBRD’s authorized and subscribed shares:
Table B1: IBRD's Shares

	Authorized shares	Subscribed shares
As of June 30, 2022	2,783,873	2,545,984
General Capital Increase/Selective Capital Increase (GCI/SCI)	–	88,744
As of June 30, 2023	2,783,873	2,634,728
GCI/SCI	–	43,370
As of June 30, 2024	2,783,873	2,678,098

The following table provides a summary of the changes in subscribed capital, uncalled portion of subscriptions, and paid-in capital:
Table B2: IBRD's Capital

In millions of U.S. dollars
	Subscribed capital	Uncalled portion of subscriptions	Paid-in capital
As of June 30, 2022	$307,135	$(286,636)	$20,499
GCI/SCI	10,705	(9,385)	1,320
As of June 30, 2023	317,840	(296,021)	21,819
GCI/SCI	5,232	(4,599)	633
As of June 30, 2024	$323,072	$(300,620)	$22,452

The uncalled portion of subscriptions is subject to call only when required to meet the obligations incurred by IBRD as a result of borrowings or guaranteeing loans.
On October 1, 2018, IBRD’s Board of Governors approved two resolutions that increased IBRD’s authorized capital. The total increase in authorized capital was $57.5 billion, of which, $27.8 billion and $29.7 billion relate to the GCI and SCI, respectively. Under the terms of the 2018 GCI and SCI, paid-in capital is expected to increase by up to $7.5 billion. On May 23, 2023, the Board approved the extension of the subscription period for GCI and SCI from October 1, 2023 to October 1, 2025. As of June 30, 2024, the cumulative subscription payments received under the 2018 capital increases were $6.0 billion.
Amounts to Maintain the Value of Currency Holdings
The following table summarizes the amounts to Maintain the Value of Currency (MOV), classified as components of equity:
Table B3: MOV balances

In millions of U.S. dollars
	June 30, 2024	June 30, 2023
MOV receivable	$(337)	$(345)

Net Deferred MOV receivable	(428)	(306)
Deferred demand obligations	(130)	(130)
Deferred MOV receivable	$(558)	$(436)

100	IBRD FINANCIAL STATEMENTS: June 30, 2024
NOTE C—INVESTMENTS
IBRD’s investments include the liquid asset portfolio, holdings relating to the Post Employment Benefit Plan
(PEBP) and the Post Retirement Contribution Reserve Fund (PCRF).
Investments held by IBRD are designated as trading and reported at fair value or at face value which approximates fair value. As of June 30, 2024, Investments were primarily comprised of time deposits (56%) and government and agency obligations (39%), with all of the instruments classified as Level 1 or Level 2 within the fair value hierarchy.
A summary of IBRD’s Investments-Trading is as follows:
Table C1: Investments - Trading  composition

In millions of U.S. dollars
	June 30, 2024	June 30, 2023
Government and agency obligations	$32,353	$39,046
Time deposits	45,991	36,809
Asset-backed Securities (ABS)	1,880	1,087
Other fund investments [a]	2,155	1,982
Equity securities [a]	349	275
Total	$82,728	$79,199

a. Related to PEBP holdings. Other fund investments are comprised of investments in hedge funds, private equity funds, commingled funds, credit strategy funds and real asset funds, at net asset value (NAV).

IBRD manages its investments on a net portfolio basis. As of June 30, 2024, the largest holdings from a single counterparty within the net investment portfolio was the Monetary Authority of Singapore (11%). The following table summarizes IBRD’s net investment portfolio position:
Table C2: Net investment portfolio

In millions of U.S. dollars
	June 30, 2024	June 30, 2023
Investments-Trading	$82,728	$79,199
Securities purchased under resale agreements	79	78
Securities sold under repurchase agreements, securities lent under securities lending agreements, and payable for cash collateral received [a]	(277)	(149)
Derivative assets
Currency swaps and forward contracts	812	926
Interest rate swaps	14	18
Other	1	–
Total	827	944
Derivative liabilities
Currency swaps and forward contracts	(68)	(33)
Interest rate swaps	(450)	(300)
Other [b]	—	(6)
Total	(518)	(339)
Cash held in investment portfolio [c]	308	385
Receivable from investment securities traded and other assets	438	102
Payable for investment securities purchased [d]	(561)	(640)
IFC PCRF payable [e]	(344)	(385)
Net investment portfolio	$82,680	$79,195

a. Includes $21 million of cash collateral received from counterparties under derivative agreements ($140 million—June 30, 2023).
b. Includes swaptions, options, and futures contracts.
c. This amount is included in Unrestricted cash under Due from banks on the Balance Sheets.
d. Includes $59 million of liabilities related to short sales ($59 million—June 30, 2023).
e. Liabilities are included in Other liabilities – Accounts payable and miscellaneous liabilities on the Balance Sheets.

IBRD FINANCIAL STATEMENTS: June 30, 2024	101
The composition of IBRD’s net investment portfolio is as follows:
Table C3: Net investment portfolio composition

In millions of U.S. dollars
	June 30, 2024	June 30, 2023
Net investment portfolio
Liquid assets	$78,792	$75,413
PEBP holdings	2,939	2,684
PCRF holdings	949	1,098
Total	$82,680	$79,195

IBRD uses derivative instruments to manage the associated currency and interest rate risks in the portfolio. For details of these instruments, see Note F—Derivative Instruments. After considering the effects of these derivatives,
IBRD’s investment portfolio is predominantly denominated in U.S. dollars.
Commercial Credit Risk
For the purpose of risk management, IBRD is party to a variety of financial transactions, certain of which involve elements of credit risk. Credit risk exposure represents the maximum potential loss due to possible non-performance by obligors and counterparties under the terms of the contracts. For all securities, IBRD limits trading to a list of authorized dealers and counterparties. In addition, IBRD may require collateral in connection with resale agreements and swap agreements. The collateral serves to mitigate IBRD’s exposure to credit risk.
Swap Agreements
Credit risk is mitigated through the application of eligibility criteria and volume limits for transactions with individual counterparties and through the use of mark-to-market collateral arrangements for swap transactions.
IBRD may require collateral in the form of cash or other approved liquid securities from individual counterparties in order to mitigate its credit exposure.
IBRD has entered into master derivative agreements that contain legally enforceable close-out netting provisions.
These agreements may further reduce the gross credit risk exposure related to the swaps. Credit risk with financial assets subject to a master derivatives arrangement is further reduced under these agreements to the extent that payments and receipts with the counterparty are netted at settlement. The reduction in exposure as a result of these netting provisions can vary due to the impact of changes in market conditions on existing and new transactions. The extent of the reduction in exposure may therefore change substantially within a short period of time following the balance sheet date. For more information on netting and offsetting provisions, see Note F—Derivative Instruments.
The following is a summary of the collateral received by IBRD for swap transactions:
Table C4: Collateral received

In millions of U.S. dollars
	June 30, 2024	June 30, 2023
Collateral received
Cash	$21	$140
Securities	322	161
Total collateral received	$343	$301
Collateral permitted to be repledged	$343	$301
Amount of collateral repledged	–	–
Amount of cash collateral invested	21	134

Securities Lending
IBRD may engage in securities lending and repurchases, against adequate collateral, as well as secured borrowing and reverse repurchases (resales) of government and agency obligations, corporate securities, ABS and Mortgage-
backed securities (MBS). These transactions, if any, are conducted under legally enforceable master netting

102	IBRD FINANCIAL STATEMENTS: June 30, 2024
arrangements, which allow IBRD to reduce its gross credit exposure related to these transactions. IBRD presents its securities lending and repurchases, as well as resales, on a gross basis on the Balance Sheets. As of June 30, 2024, the amount that could potentially be offset as a result of legally enforceable master netting arrangements were $59 million (Nil—June 30, 2023).
Securities lending and repurchase agreements expose IBRD to several risks, including counterparty risk, reinvestment risk, and risk of a collateral gap (due to increases or decrease in the fair value of collateral pledged).
IBRD has procedures in place to ensure that trading activity and balances under these agreements are below predefined counterparty and maturity limits, and to actively manage net counterparty exposure, after collateral, using daily market values. Whenever the collateral pledged by IBRD related to its borrowings under repurchase agreements and securities lending agreements declines in value, the transaction is re-priced as appropriate by returning cash or pledging additional collateral.
Transfers of securities by IBRD to counterparties are not accounted for as sales as the accounting criteria for the treatment as a sale have not been met. Counterparties are permitted to repledge these securities until the repurchase date.
As of June 30, 2024, liabilities relating to securities transferred under repurchase or securities lending agreements were $256 million ($9 million—June 30, 2023) and there were no unsettled trades relating to repurchase or securities lending agreements (Nil —June 30, 2023). There were no replacement trades entered into in anticipation of maturing trades of a similar amount (Nil—June 30, 2023). As of June 30, 2024 and June 30, 2023, the remaining contractual maturity of these agreements was less than 30 days. The securities transferred were mainly comprised of government and agency obligations, equity securities and sovereign debt.
In the case of resale agreements, IBRD receives collateral in the form of liquid securities and is permitted to repledge these securities. While these transactions are legally considered to be true purchases and sales, the securities received are not recorded on IBRD’s Balance Sheets as the accounting criteria for treatment as a sale have not been met. As of June 30, 2024 and June 30, 2023, there were no unsettled trades pertaining to securities purchased under resale agreements. For resale agreements, IBRD received securities with a fair value of $79 million as of June 30, 2024 ($78 million—June 30, 2023). As of June 30, 2024 and June 30, 2023, none of these securities had been transferred under repurchase or security lending agreements.
NOTE D—LOANS AND OTHER EXPOSURES
IBRD’s loans and other exposures (collectively, “exposures”) are generally made to, or guaranteed by, member countries of IBRD. In addition, IBRD may also make loans to the International Finance Corporation (IFC), an affiliated organization, without any guarantee. Other exposures include signed loan commitments including Deferred
Drawdown Options (DDOs) and irrevocable commitments and guarantees. As of June 30, 2024, all of IBRD’s loans were reported at amortized cost.
IBRD’s loan portfolio includes loans with multicurrency terms, variable spread terms and fixed spread terms. As of
June 30, 2024, only loans with variable spread terms (including special development policy loans), were available for new commitments. Effective April 1, 2021, IBRD suspended the offering of loans on fixed spread terms.
As of June 30, 2024, 88% of IBRD’s loans carried variable interest rates. IBRD uses derivative instruments to manage the currency risk as well as repricing risk between its loans and borrowings. After the effects of these derivatives, the entire loan portfolio carried variable interest rates, with a weighted average interest rate of 6.25% as of June 30, 2024 (5.63%—June 30, 2023). For details regarding derivatives used in the loan portfolio see Note F—
Derivative Instruments.
The majority of IBRD’s loans outstanding are denominated in U.S. dollars (80%) and euro (18%).
IBRD excludes the interest receivable balance from the amortized cost basis and from the related disclosures. As of
June 30, 2024, accrued interest receivable on loans of $3,706 million is included in Receivables – Accrued income on loans and guarantee fees receivable in the Balance Sheets ($3,138 million—June 30, 2023).
As of June 30, 2024, 0.5% of IBRD’s loans were in nonaccrual status and related to two borrowers (see Table D6:
Loans in nonaccrual status). The total accumulated provision for losses on loans in accrual status and nonaccrual

IBRD FINANCIAL STATEMENTS: June 30, 2024	103
status accounted for 0.9% of the total loan portfolio. Based on IBRD’s internal credit quality indicators, the majority of loans outstanding are in the medium-risk or high-risk classes.
A summary of IBRD’s loans outstanding by currency and by interest rate characteristics (fixed or variable) is as follows:
Table D1: Loans outstanding currency and interest rate structure

In millions of U.S. dollars, except as otherwise noted
	June 30, 2024
	U.S. dollars		Euro		Japanese Yen		Others		Loans Outstanding
	Fixed	Variable	Fixed	Variable	Fixed	Variable	Fixed	Variable	Fixed	Variable	Total

Multicurrency terms [a]	$21	$402	$8	$7	$4	$3	$—	$—	$33	$412	$445
Weighted average rate (%) [b]	8.37	6.38	2.78	6.43	2.78	6.43	—	—	6.32	6.38	6.38
Average Maturity (years)	0.39	—	1.12	—	1.09	—	—	—	0.65	—	0.05

Variable-spread terms	$—	$167,948	$—	$28,782	$—	$334	$—	$2,544	$—	$199,608	$199,608
Weighted average rate (%) [b]	—	6.35	—	4.40	—	0.84	—	10.13	—	6.11	6.11
Average Maturity (years)	—	8.52	—	7.97	—	6.69	—	6.15	—	8.41	8.41

Fixed-spread terms	$18,351	$23,792	$12,429	$7,132	$—	$711	$297	$425	$31,077	$32,060	$63,137
Weighted average rate (%) [b]	3.30	6.88	2.08	4.77	—	0.64	8.67	10.51	2.86	6.32	4.62
Average maturity (years)	7.63	8.96	9.59	7.14	—	4.18	8.27	7.17	8.42	8.43	8.43
Loans Outstanding	$18,372	$192,142	$12,437	$35,921	$4	$1,048	$297	$2,969	$31,110	$232,080	$263,190
Weighted average rate (%) [b]	3.30	6.41	2.08	4.47	2.78	0.72	8.67	10.19	2.86	6.14	5.75
Average Maturity (years)	7.63	8.56	9.59	7.80	1.09	4.97	8.27	6.29	8.42	8.39	8.40
Loans Outstanding											$263,190
Less accumulated provision for loan losses and deferred loan income											2,954
Net loans outstanding											$260,236

Table D1.1

In millions of U.S. dollars, except as otherwise noted
			June 30, 2023
	U.S. dollars		Euro		Japanese Yen		Others		Loans Outstanding
	Fixed	Variable	Fixed	Variable	Fixed	Variable	Fixed	Variable	Fixed	Variable	Total

Multicurrency terms [a]	$26	$403	$8	$7	$10	$3	$—	$—	$44	$413	$457
Weighted average rate (%) [b]	7.30	6.43	2.78	6.61	2.78	6.61	—	—	5.46	6.43	6.34
Average Maturity (years)	0.77	—	1.62	—	1.62	—	—	—	1.11	—	0.11

Variable-spread terms	$—	$150,309	$—	$24,930	$—	$233	$—	$2,671	$—	$178,143	$178,143
Weighted average rate (%) [b]	—	5.77	—	3.94	—	0.55	—	10.16	—	5.58	5.58
Average Maturity (years)	—	8.42	—	7.95	—	6.21	—	6.87	—	8.33	8.33

Fixed-spread terms	$19,560	$24,198	$12,717	$7,242	*	$807	$357	$415	$32,634	$32,662	$65,296
Weighted average rate (%) [b]	3.32	6.35	2.04	4.26	2.30	0.50	8.13	10.76	2.87	5.80	4.34
Average maturity (years)	8.06	9.42	10.19	7.40	0.08	5.08	8.23	7.67	8.89	8.85	8.87
Loans Outstanding	$19,586	$174,910	$12,725	$32,179	$10	$1,043	$357	$3,086	$32,678	$211,218	$243,896
Weighted average rate (%) [b]	3.33	5.85	2.04	4.01	2.76	0.53	8.13	10.24	2.88	5.61	5.25
Average Maturity (years)	8.05	8.54	10.19	7.82	1.57	5.32	8.23	6.98	8.88	8.39	8.46
Loans Outstanding											$243,896
Less accumulated provision for loan losses and deferred loan income											2,855
Net loans outstanding											$241,041

a. Variable rates for multicurrency loans are based on the weighted average cost of allocated debt.
b. Excludes effects of any waivers of loan interest.
* Indicates amount less than $0.5 million.

104	IBRD FINANCIAL STATEMENTS: June 30, 2024
The maturity structure of IBRD’s loans is as follows:
Table D2: Loans maturity structure

In millions of U.S. dollars
	June 30, 2024
Terms/Rate Type	July 1, 2024 through June 30, 2025	July 1, 2025 through June 30, 2029	July 1, 2029 through June 30, 2039	Thereafter	Total
Multicurrency terms
Fixed	$24	$9	$—	$—	$33
Variable	412	—	—	—	412
Variable-spread terms
Fixed	—	—	—	—	—
Variable	12,034	56,517	104,736	26,321	199,608
Fixed-spread terms
Fixed	1,719	7,038	18,107	4,213	31,077
Variable	2,018	9,391	16,040	4,611	32,060
All Loans
Fixed	1,743	7,047	18,107	4,213	31,110
Variable	14,464	65,908	120,776	30,932	232,080
Total loans outstanding	$16,207	$72,955	$138,883	$35,145	$263,190

Table D2.1

In millions of U.S. dollars
	June 30, 2023
Terms/Rate Type	July 1, 2023 through June 30, 2024	July 1, 2024 through June 30, 2028	July 1, 2028 through June 30, 2038	Thereafter	Total
Multicurrency terms
Fixed	$24	$20	$—	$—	$44
Variable	413	—	—	—	413
Variable-spread terms
Fixed	—	—	—	—	—
Variable	9,261	51,025	95,141	22,716	178,143
Fixed-spread terms
Fixed	1,920	6,901	19,016	4,797	32,634
Variable	2,040	8,722	16,717	5,183	32,662
All Loans
Fixed	1,944	6,921	19,016	4,797	32,678
Variable	11,714	59,747	111,858	27,899	211,218
Total loans outstanding	$13,658	$66,668	$130,874	$32,696	$243,896

Credit Quality of Sovereign Exposures
Based on an evaluation of IBRD’s exposures, management has determined that IBRD has one portfolio segment –
Sovereign Exposures. IBRD’s loans constitute the majority of the Sovereign Exposures portfolio segment.
IBRD’s country risk ratings are an assessment of its borrowers’ ability and willingness to repay IBRD on time and in full. These ratings are internal credit quality indicators. Individual country risk ratings are derived on the basis of both quantitative and qualitative analysis. The components considered in the analysis can be grouped broadly into eight categories: political risk, external debt and liquidity, fiscal policy and public debt burden, balance of payments risks, economic structure and growth prospects, monetary and exchange rate policy, financial sector risks, and corporate sector debt and vulnerabilities. The analysis also takes into account Environmental, Social, and
Governance (ESG) factors. For the purpose of analyzing the risk characteristics of IBRD’s exposures, these exposures are grouped into three classes in accordance with assigned borrower risk ratings, which relate to the likelihood of loss: Low, Medium and High-risk classes, as well as exposures in nonaccrual status.
IBRD’s borrowers’ country risk ratings are key determinants in the provision for losses. Country risk ratings are grouped in pools of borrowers with similar credit ratings for the purpose of the calculation of the expected credit losses. Exposure for certain countries in accrual status may be individually assessed on the basis that they do not share common risk characteristics with an existing pool of exposures. All exposures for countries in nonaccrual status are individually assessed. Country risk ratings are determined in review meetings that take place several times a year. All countries are reviewed at least once a year, or more frequently, if circumstances warrant, to determine the appropriate ratings.

IBRD FINANCIAL STATEMENTS: June 30, 2024	105
An assessment was also performed to determine whether a qualitative adjustment of the loan loss provision was needed as of June 30, 2024, including consideration of global and macroeconomic events. Management concluded that a qualitative adjustment beyond the regular application of IBRD’s loan loss provision framework was not warranted.
The following tables provide an aging analysis of the loans outstanding:
Table D3: Loan portfolio aging structure

In millions of U.S. dollars
	June 30, 2024
Days past due	Up to 45	46-60	61-90	91-180	Over 180	Total Past Due	Current	Total
Risk Class
Low	$–	$–	$–	$–	$–	$–	$6,935	$6,935
Medium	–	–	–	–	–	–	124,106	124,106
High	5	9	2	–	–	16	130,723	130,739
Loans in accrual status	5	9	2	–	–	16	261,764	261,780
Loans in nonaccrual status	–	1	40	24	661	726	684	1,410
Total	$5	$10	$42	$24	$661	$742	$262,448	$263,190

Table D3.1

In millions of U.S. dollars
	June 30, 2023
Days past due	Up to 45	46-60	61-90	91-180	Over 180	Total Past Due	Current	Total
Risk Class
Low	$–	$–	$–	$–	$–	$–	$7,341	$7,341
Medium	–	–	–	–	–	–	117,886	117,886
High	2	–	–	–	–	2	117,242	117,244
Loans in accrual status	2	–	–	–	–	2	242,469	242,471
Loans in nonaccrual status	–	1	40	26	532	599	826	1,425
Total	$2	$1	$40	$26	$532	$601	$243,295	$243,896

106	IBRD FINANCIAL STATEMENTS: June 30, 2024
IBRD considers the signature date of a loan agreement as the best indicator of the decision point in the origination process, rather than the disbursement date. The tables below disclose the outstanding balances of IBRD’s loan portfolio, classified by the year the loan agreement was signed.
Table D4: Loan portfolio vintage disclosure

In millions of U.S. dollars
	June 30, 2024
	Fiscal Year of Origination
	2024	2023	2022	2021	2020	Prior Years	CAT DDOs Disbursed and Revolving	CAT DDOs Converted to Term Loans	Loans outstanding as of June 30, 2024
Risk Class
Low	$150	$–	$250	$–	$–	$6,535	$–	$–	$6,935
Medium	7,885	8,445	6,893	10,126	8,421	79,700	302	2,334	124,106
High	11,645	7,402	11,897	9,951	8,486	80,454	1	903	130,739
Loans in accrual status	19,680	15,847	19,040	20,077	16,907	166,689	303	3,237	261,780
Loans in nonaccrual status	–	–	–	–	115	1,295	–	–	1,410
Total	$19,680	$15,847	$19,040	$20,077	$17,022	$167,984	$303	$3,237	$263,190

Table D4.1

In millions of U.S. dollars
	June 30, 2023
	Fiscal Year of Origination
	2023	2022	2021	2020	2019	Prior Years	CAT DDOs Disbursed and Revolving	CAT DDOs Converted to Term Loans	Loans outstanding as of June 30, 2023
Risk Class
Low	$–	$250	$–	$–	$–	$7,091	$–	$–	$7,341
Medium	7,012	6,082	9,419	7,516	5,499	79,676	800	1,882	117,886
High	4,977	10,660	9,128	7,674	7,476	76,405	–	924	117,244
Loans in accrual status	11,989	16,992	18,547	15,190	12,975	163,172	800	2,806	242,471
Loans in nonaccrual status	–	–	–	127	28	1,270	–	–	1,425
Total	$11,989	$16,992	$18,547	$15,317	$13,003	$164,442	$800	$2,806	$243,896

The amount of Catastrophe Deferred Drawdown Option (CAT DDOs) converted to term loans during the fiscal year ended June 30, 2024, is $500 million ($473 million—fiscal year ended June 30, 2023).
Accumulated Provision for Losses on Loans and Other Exposures
Management determines the appropriate level of accumulated provision for losses, which reflects the expected losses inherent in IBRD’s exposures.
Delays in receiving loan payments result in economic losses to IBRD since it does not charge additional interest on any overdue interest or loan charges. These economic losses are estimated as the difference between the present value of payments of interest and charges made according to the related loan's contractual terms and the present value of its expected future cash flows. It is IBRD’s practice not to write off its loans. Historically, all contractual obligations associated with exposures in nonaccrual status were eventually cleared, thereby allowing borrowers to emerge from nonaccrual status. To date, no loans have been written off by IBRD.

IBRD FINANCIAL STATEMENTS: June 30, 2024	107
Management reassesses the adequacy of the accumulated provision on a quarterly basis and adjustments to the accumulated provision are recorded as a charge to or release of provision in the Statements of Income.
Changes to the accumulated provision for losses on loans and other exposures are summarized below:
Table D5: Accumulated provision

In millions of U.S. dollars
	June 30, 2024
	Loans outstanding	Loan commitments	Other [a]	Total
Accumulated provision, beginning of the fiscal year	$2,336	$452	$90	$2,878
Provision - charge	29	64	1	94
Translation adjustment	(5)	(2)	1	(6)
Accumulated provision, end of the fiscal year	$2,360	$514	$92	$2,966
Composed of accumulated provision for losses on:
Loans in accrual status	$2,036
Loans in nonaccrual status	324
Total	$2,360
Loans, end of the fiscal year:
Loans in accrual status	$261,780
Loans in nonaccrual status	1,410
Total loans outstanding	$263,190

Table D5.1:

In millions of U.S. dollars
	June 30, 2023
	Loans outstanding	Loan commitments	Other [a]	Total
Accumulated provision, beginning of the fiscal year	$1,742	$359	$64	$2,165
Provision - charge	573	88	24	685
Translation adjustment	21	5	2	28
Accumulated provision, end of the fiscal year	$2,336	$452	$90	$2,878
Composed of accumulated provision for losses on:
Loans in accrual status	$2,014
Loans in nonaccrual status	322
Total	$2,336
Loans, end of the fiscal year:
Loans in accrual status	$242,471
Loans in nonaccrual status	1,425
Total loans outstanding	$243,896

a. Primarily relates to guarantees and does not include recoverable assets relating to certain guarantees received (including guarantees received under the Exposure Exchange Agreements) or the benefit of credit enhancements that are derivatives.
For more details, see Guarantees section.

Reported as:
	Balance Sheets	Statements of Income
Accumulated Provision for Losses on:
Loans outstanding	Accumulated provision for loan losses	Provision for losses on loans and other exposures
Loan commitments and other exposures	Other liabilities	Provision for losses on loans and other exposures

The accumulated provision for losses on loan and other exposures as of June 30, 2024 was $2,966 million, compared to $2,878 million as of June 30, 2023. The increase of $88 million in the accumulated provision for losses on loan and other exposures is due to the increase in exposures and the increase in severity from the increase in relevant forward interest rates.

108	IBRD FINANCIAL STATEMENTS: June 30, 2024
Overdue Amounts
IBRD considers loans to be past due when a borrower fails to make payment on any principal, interest or other charges due to IBRD on the dates provided in the contractual loan agreement.
As of June 30, 2024, no principal or interest amounts are overdue by more than three months for loans in accrual status.
The following tables provide a summary of selected financial information related to loans in nonaccrual status:
Table D6: Loans in nonaccrual status

In millions of U.S. dollars
		Recorded investment	Accumulated Provision for loan losses	Average recorded investment	Overdue amounts
Borrower	Nonaccrual since				Principal	Interest and Charges
Belarus	October 2022	$984	$111	$992	$300	$81
Zimbabwe	October 2000	426	213	426	426	686
Total - June 30, 2024		$1,410	$324	$1,418	$726	$767
Total - June 30, 2023		$1,425	$322	$1,419	$598	$690

During the fiscal year ended June 30, 2024, no loans were placed in nonaccrual status or restored to accrual status.
During the fiscal year ended June 30, 2024, interest and other revenue not recognized as a result of loans being in nonaccrual status was $80 million ($69 million– June 30, 2023 and $27 million – June 30, 2022).
In addition, during the fiscal year ended June 30, 2024, $4 million of interest income was recognized on loans in nonaccrual status upon receipt of payment ($2 million —June 30, 2023 and less than $1 million —June 30, 2022).
Guarantees
Guarantees provided
Guarantees of $7,168 million were outstanding as of June 30, 2024 ($6,542 million—June 30, 2023), including guarantees provided under the EEA. These amounts represent the maximum potential amount of undiscounted future payments that IBRD could be required to make under these guarantees, and are not included in the Balance Sheets.
These guarantees have original maturities ranging between 10 and 23 years and expire in decreasing amounts through 2047.
As of June 30, 2024, liabilities related to IBRD's obligations under guarantees included the obligation to stand ready of $296 million ($303 million—June 30, 2023), and the accumulated provision for guarantee losses of $71 million
($76 million—June 30, 2023). These are included in Other liabilities - Accounts payable and miscellaneous liabilities on the Balance Sheets.
During the fiscal year ended June 30, 2024 and June 30, 2023, no guarantees provided by IBRD were called.

IBRD FINANCIAL STATEMENTS: June 30, 2024	109
IBRD participates in Exposure Exchange Agreements (EEAs) which are recognized as financial guarantees in the financial statements. Information on the location and amounts associated with the EEAs executed with the
Multilateral Investment Guarantee Agency (MIGA), African Development Bank and Inter-American Development
Bank included in the Balance Sheets and Statements of Income is presented in the following table:
Table D7: Amounts associated with EEAs

In millions of U.S. dollars
	June 30, 2024			June 30, 2023
	Notional amount	(Stand ready obligation) Asset	(Provision) Recoverable asset	Notional amount	(Stand ready obligation) Asset	(Provision) Recoverable asset	Location on the Balance Sheets
Guarantees provided	$3,609	$(129)	$(25)	$3,619	$(149)	$(29)	Other liabilities
Guarantees received	(3,611)	129	19	(3,619)	149	27	Other assets
	$(2)	$–	$(6)	$–	$–	$(2)

Guarantees received
As of June 30, 2024, IBRD had received third-party financial guarantees, including guarantees received under the
EEA. The outstanding amount of loans subject to guarantees received amounted to $12,461 million ($6,664 million as of June 30, 2023). Financial guarantees received protect IBRD against the risk of loss related to loans in IBRD's portfolio and increase IBRD's lending capacity.
Waivers of Loan Charges
The Executive Directors have approved waivers of certain charges on eligible loans. These include a portion of interest on loans, a portion of the commitment charge on undisbursed balances, and a portion of the front-end fee.
The forgone income resulting from waivers of loan charges was $9 million for year ended June 30, 2024 ($16 million— June 30, 2023 and $20 million —June 30, 2022).
Concentration risk
Loan revenue comprises interest, commitment fees, loan origination fees and prepayment premiums, net of waivers.
For the fiscal year ended June 30, 2024, there was no country that contributed more than 10% to the total loan revenue.
IBRD’s loan revenue and associated loans outstanding by geographic region is presented in the following table:
Table D8: Loan revenue and associated outstanding loan balances by geographic region

In millions of U.S. dollars	For the fiscal year ended and as of
	June 30, 2024		June 30, 2023
Region	Loan Revenue [a]	Loans Outstanding	Loan Revenue [a]	Loans Outstanding
Latin America and the Caribbean	$4,674	$80,934	$3,484	$78,233
East Asia and Pacific	3,154	52,621	2,315	50,140
Europe and Central Asia	2,769	54,838	1,605	48,029
Middle East and North Africa	1,860	35,300	1,313	33,733
South Asia	1,655	26,415	1,136	23,862
Eastern and Southern Africa	524	11,014	373	8,001
Western and Central Africa	76	2,068	53	1,898
Total	$14,712	$263,190	$10,279	$243,896

a. Excludes $1,268 million interest income from loan related derivatives for the fiscal year ended June 30, 2024 ($367 million—
fiscal year ended June 30, 2023). Includes commitment charges of $149 million for the fiscal year ended June 30, 2024 ($124 million—fiscal year ended June 30, 2023).

For the fiscal year ended June 30, 2024, Interest revenue—Loans, net in the Statements of Income was $15,831 million ($10,522 million—June 30, 2023 and $2,368 million —June 30, 2022). This includes $1,268 million of

110	IBRD FINANCIAL STATEMENTS: June 30, 2024
interest income, net related to loan related derivatives associated with the Loan portfolio (interest income, net of
$367 million June 30, 2023 and interest expense, net $871 million —June 30, 2022).
NOTE E—BORROWINGS
IBRD issues unsubordinated and unsecured fixed and variable rate debt in a variety of currencies. Variable rates are primarily based on exchange rates or market interest rates.
Borrowings issued by IBRD are reported at fair value. As of June 30, 2024, 98% of the instruments were classified as Level 2 within the fair value hierarchy. In addition, most of these instruments were denominated in U.S. dollars and euro (63% and 15%, respectively).
IBRD uses derivatives, reported at fair value, to manage the currency risk and the interest rate risk between its loans and borrowings. For details regarding the derivatives used, see Note F—Derivative Instruments.
After the effect of these derivatives, the borrowing portfolio carried variable interest rates, with a weighted average cost of 5.54% as of June 30, 2024 (5.05% as of June 30, 2023).
The following table summarizes IBRD’s borrowing portfolio, including derivatives:
Table E1: Borrowings and borrowing-related derivatives

In millions of U.S. dollars
	June 30, 2024	June 30, 2023
Borrowings	$261,790	$237,265
Currency swaps, net	7,427	8,697
Interest rate swaps, net	17,900	20,866
Total	$287,117	$266,828

For the fiscal year ended June 30, 2024, Borrowing expenses, net in the Statements of Income was $15,215 million
($9,562 million—June 30, 2023 and $750 million —June 30, 2022). This includes $7,781 million of interest expense, net related to derivatives associated with the Borrowing portfolio (interest expense, net of $4,237 million—
June 30, 2023 and interest revenue, net of $2,317 million —June 30, 2022).
The following table provides a summary of the interest rate characteristics of IBRD’s borrowings:
Table E2: Interest rate composition of Borrowings

In millions of U.S. dollars, except as otherwise noted
	June 30, 2024	WAC [a] (%)	June 30, 2023	WAC [a] (%)
Fixed	$253,337	2.42	$232,316	1.93
Variable	29,494	8.40	29,969	9.29
Borrowings [b]	$282,831	3.04%	$262,285	2.76%
Fair Value Adjustment	(21,041)		(25,020)
Borrowings at fair value	$261,790		$237,265

a. WAC refers to weighted average borrowings cost as of the reporting date.
b. At amortized cost.
The currency composition of IBRD’s borrowing portfolio before derivatives was as follows:
Table E3: Currency composition of Borrowings (before derivatives)

	June 30, 2024	June 30, 2023
U.S. Dollar	62.6%	62.3%
Euro	15.1	13.6
Others	22.3	24.1
	100.0%	100.0%

IBRD FINANCIAL STATEMENTS: June 30, 2024	111
The maturity structure of IBRD’s borrowings outstanding was as follows:
Table E4: Maturity structure of Borrowings

In millions of U.S. dollars
	June 30, 2024	June 30, 2023
Less than 1 year	$41,955	$38,996
Between
1-2 years	32,883	31,917
2-3 years	31,082	29,004
3-4 years	29,994	27,040
4-5 years	32,042	25,850
Thereafter	93,834	84,458
	$261,790	$237,265

IBRD’s borrowings have original maturities ranging from 34 days to 50 years, with the final maturity in 2073.
NOTE F—DERIVATIVE INSTRUMENTS
IBRD uses derivative instruments in its investment, loan and borrowing portfolios, and for asset/liability management purposes. It also offers derivative intermediation services to clients and, concurrently, enters into offsetting transactions with market counterparties.
The following table summarizes IBRD’s use of derivatives in its various financial portfolios:

Portfolio	Derivative instruments used	Purpose / Risk being managed
Risk management purposes:
Investments	Currency swaps, currency forward contracts, interest rate swaps, options, swaptions and futures contracts, to-be-announced (TBA) securities	Manage currency and interest rate risk
Loans	Currency swaps and interest rate swaps	Manage currency risk and interest rate risk between loans and borrowings
Borrowings	Currency swaps and interest rate swaps	Manage currency risk and interest rate risk between loans and borrowings
Other asset/liability management derivatives	Currency swaps and interest rate swaps	Manage currency risk and the duration of IBRD’s equity
Other purposes:
Client operations	Currency swaps, currency forward contracts, and interest rate swaps	Assist clients in managing risks
Under client operations, derivative intermediation services are provided to the following:
Borrowing Countries: Currency and interest rate swap transactions are executed between IBRD and its borrowers under master derivatives agreements.
Non-Affiliated Organizations: IBRD has a master derivatives agreement with the International Finance Facility for
Immunisation (IFFIm), under which several transactions have been executed.
Affiliated Organizations: Derivative contracts are executed between IBRD and IDA, under an agreement allowing
IBRD to intermediate derivative contracts on behalf of IDA.
The derivatives in the related tables of Note F are presented on a net basis by instrument. A reconciliation to the presentation in the Balance Sheets is shown in Table F1.
Offsetting assets and liabilities
IBRD enters into International Swaps and Derivatives Association, Inc. (ISDA) master netting agreements with substantially all of its derivative counterparties. These legally enforceable master netting agreements give IBRD the

112	IBRD FINANCIAL STATEMENTS: June 30, 2024
right to liquidate securities held as collateral and to offset receivables and payables with the same counterparty in the event of default by the counterparty.
The following tables summarize the gross and net derivative positions by instrument type. Instruments that are in a net asset position are included in the Derivative Assets columns and instruments that are in a net liability position are included in the Derivative Liabilities columns.  The effects of the ISDA master netting agreements are applied on an aggregate basis to the total derivative asset and liability positions and are presented net of any cash collateral received on the Balance Sheets. The net derivative asset positions in the tables below have been further reduced by any securities received as collateral to show IBRD’s net exposure on its derivative asset positions.
Table F1: Derivative assets and liabilities before and after netting adjustments

In millions of U.S. dollars
June 30, 2024				June 30, 2023
	Derivative Assets		Derivative Liabilities		Derivative Assets		Derivative Liabilities
Interest rate swaps	$7,977		$24,759		$8,193		$28,172
Currency swaps [a]	4,057		9,907		4,623		11,564
Other [b]	1		–		–		6
Gross Total	$12,035		$34,666		$12,816		$39,742
Less:
Amounts subject to legally enforceable master netting agreements	11,558	ᵈ	11,938	ᵉ	12,405	ᵈ	12,849	ᵉ
Cash collateral received [c]	21				140
Net derivative position on the Balance Sheet	$456		$22,728		$271		$26,893
Less:
Securities collateral received [c]	298				145
Net derivative exposure after collateral	$158				$126

a. Includes currency forward contracts.
b. Relate to swaptions, options and futures contracts.
c. Does not include excess collateral received.
d. Includes $29 million Credit Valuation Adjustment (CVA) ($27 million—June 30, 2023).
e. Includes $409 million Debit Valuation Adjustment (DVA) ($471 million—June 30, 2023).

IBRD FINANCIAL STATEMENTS: June 30, 2024	113
The following tables provide information about the credit risk exposures at fair value of IBRD’s derivative instruments by portfolio, before the effects of master netting arrangements and collateral:
Table F2: Credit risk exposure of the derivative instruments a

In millions of U.S. dollars
	June 30, 2024
Portfolio	Interest rate swaps	Currency swaps (including currency forward contracts)	Total
Investments	$14	$812	$826
Loans	5,893	1,314	7,207
Client operations	274	424	698
Borrowings	1,555	1,507	3,062
Other asset/liability management derivatives	241	–	241
Total Exposure	$7,977	$4,057	$12,034

Table F2.1

In millions of U.S. dollars
	June 30, 2023
Portfolio	Interest rate swaps	Currency swaps (including currency forward contracts)	Total
Investments	$18	$926	$944
Loans	6,032	1,486	7,518
Client operations	323	531	854
Borrowings	1,415	1,680	3,095
Other asset/liability management derivatives	405	–	405
Total Exposure	$8,193	$4,623	$12,816

a. Excludes exchange traded instruments as they are generally subject to daily margin requirements and are deemed to have no material credit risk.
The volume of derivative contracts is measured using the U.S. dollar equivalent notional balance. The notional balance represents the face value or reference value on which the calculations of payments on the derivative instruments are determined. As of June 30, 2024, the notional amounts of IBRD’s derivative contracts outstanding were as follows: interest rate swaps $436,783 million ($443,108 million—June 30, 2023), currency swaps $120,483 million ($115,634 million—June 30, 2023), long positions of other derivatives $280 million ($360 million—
June 30, 2023), and short positions of other derivatives $201 million ($113 million—June 30, 2023).
IBRD is not required to post collateral under its derivative agreements as long as it maintains a triple-A credit rating.
The aggregate fair value of all derivative instruments with credit-risk related contingent features that were in a liability position as of June 30, 2024 was $22,858 million ($27,110 million—June 30, 2023). IBRD has not posted any collateral with these counterparties due to its triple-A credit rating.
If the credit risk related contingent features underlying these agreements were triggered to the extent that IBRD would be required to post collateral as of June 30, 2024, the amount of collateral that would need to be posted would be $18,593 million ($22,746 million—June 30, 2023). Subsequent triggers of contingent features would require posting of additional collateral, up to a maximum of $22,858 million ($27,110 million—June 30, 2023). IBRD received collateral totaling $343 million as of June 30, 2024 ($301 million—June 30, 2023), in relation to swap transactions (see Note C—Investments).

114	IBRD FINANCIAL STATEMENTS: June 30, 2024
The following table provides information on the unrealized mark-to-market gains and losses on the non-trading derivatives and their location on the Statements of Income:
Table F3: Unrealized mark-to-market gains or losses on non-trading derivatives

In millions of U.S. dollars
	Reported as:	2024	2023	2022
Interest rate swaps	Unrealized mark-to-market gains (losses) on non- trading portfolios, net	$3,324	$(4,948)	$(13,844)
Currency swaps (including currency forward contracts and structured swaps)		1,145	(867)	(4,336)
Total		$4,469	$(5,815)	$(18,180)

All of the instruments in IBRD’s investment portfolio are held for trading purposes. Within the investment portfolio,
IBRD holds highly rated fixed income securities, equity securities and derivatives. The trading portfolio is primarily held to ensure the availability of funds to meet future cash flow requirements and for liquidity management purposes.
The following table provides information on the amount of unrealized mark-to-market gains and losses on the net
Investment–Trading portfolio and their location on the Statements of Income:
Table F4: Unrealized mark-to-market gains or losses on net investment-trading portfolio

In millions of U.S. dollars
	Reported as:	2024	2023	2022
Type of instrument [a]
Fixed income	Unrealized mark-to-market gains (losses) on Investments-Trading portfolio, net	$7	$10	$(74)
Equity [b]		84	74	(3)
Total		$91	$84	$(77)

a. Amounts associated with each type of instrument include gains and losses on both derivative instruments and investment securities.
b. Related to PEBP holdings.

IBRD FINANCIAL STATEMENTS: June 30, 2024	115
NOTE G—RETAINED EARNINGS, ALLOCATIONS AND TRANSFERS
The changes in the components of Retained Earnings are summarized below:
Table G1: Retained Earnings composition a

In millions of U.S. dollars
	Special Reserve	General Reserve	Pension Reserve	Surplus	Cumulative Fair Value Adjustments	Unallocated Net Income (Loss) [b]	Restricted Retained Earnings	Other reserves [d]	Total
As of June 30, 2021	293	30,387	731	100	(3,303)	2,450	54	295	31,007
Net income allocation [b]	—	1,077	(38)	100	1,218	(2,177)	(12)	(168)	—
Board of Governors- approved transfers funded from Surplus and other transfers [c]	—	—	—	(100)	—	80	—	20	—
Net income for the year	—	—	—	—	—	3,990	—	—	3,990
As of June 30, 2022	293	31,464	693	100	(2,085)	4,343	42	147	34,997
Net income allocation [b]	—	589	46	100	3,356	(4,227)	(21)	157	—
Board of Governors- approved transfers funded from Surplus and other transfers [c]	—	—	—	(80)	—	104	—	(24)	—
Net income for the year	—	—	—	—	—	1,144	—	—	1,144
As of June 30, 2023	293	32,053	739	120	1,271	1,364	21	280	36,141
Net income allocation [b]	—	921	192	100	(168)	(1,073)	(10)	38	—
Board of Governors- approved transfers funded from Surplus and other transfers [c]	—	—	—	(120)	—	80	—	40	—
Transfer from Pension reserve to General reserve	—	250	(250)	—	—	—	—	—	—
Net income for the year	—	—	—	—	—	2,142	—	—	2,142
As of June 30, 2024	$293	$33,224	$681	$100	$1,103	$2,513	$11	$358	$38,283

a.See Note A for details of the components of Retained Earnings.
b. Amounts retained as Surplus from the allocation of net income are approved by the Board of Governors.
c. A concurrent transfer is made from Surplus to Unallocated Net Income (Loss) for all transfers reported in the Statements of Income and authorized to be funded from Surplus.
d. Comprised of non-functional currency translation gains/losses, the unutilized portion of the transfer to the IBRD Fund for Innovative Global Public
Goods Solutions (subsequently renamed the IBRD Surplus-Funded Livable Planet Fund or LPF1), and revenue from prior years which is set aside for a dedicated purpose.

IBRD makes net income allocation decisions on the basis of reported net income, adjusted to exclude unrealized mark-to-market gains and losses on non-trading portfolios, net, restricted income, Board of Governors-approved and other transfers, non-functional currency translation adjustments and the allocation to the pension reserve.
On June 13, 2024, IBRD’s Board approved a release of $250 million from the Pension Reserve to the General
Reserve.

116	IBRD FINANCIAL STATEMENTS: June 30, 2024
On August 3, 2023, IBRD’s Executive Directors approved the following adjustments and allocations relating to the net income earned in the fiscal year ended June 30, 2023, to arrive at allocable income for that fiscal year:

In millions of U.S. dollars
Adjustments and Allocations	Increase (decrease)
Cumulative Fair Value Adjustments, for the Unrealized mark-to-market gain on non-trading portfolios (this excludes realized amounts).	(168)
Board of Governors-approved transfers, relating to income earned in prior fiscal years (See Table G2)	221
General Reserve	921
Pension Reserve	192
Other reserves	38
Restricted Retained Earnings	(10)
On August 21, 2023, IBRD’s Board of Governors approved a transfer of $80 million from Surplus to the Trust fund for Gaza and the West Bank and $40 million from Surplus to the IBRD Fund for Innovative Global Public Goods
Solutions (subsequently renamed the IBRD Surplus-Funded Livable Planet Fund or LPF1). The transfers were made on September 6, 2023 and September 12, 2023 respectively.
During the fiscal year ended June 30, 2024, no grants were made by the LPF1, therefore no contribution expense was recognized in the Statement of Income. Unutilized LPF1 contributions are included in Retained Earnings -
Other Reserves on the Condensed Balance Sheet ($101 million —June 30, 2024 and $61 million —June 30, 2023).
On October 13, 2023, IBRD’s Board of Governors approved a transfer to IDA of $291 million and a transfer of $100 million to Surplus out of the net income earned in the fiscal year ended June 30, 2023. The transfer to IDA was made on October 24, 2023.
Board of Governors-approved and other transfers that were expensed during the stated fiscal years are included in the following table:
Table G2: Board of Governors-approved and other transfers expensed

In millions of U.S. dollars
Transfers funded from:	2024	2023	2022
Unallocated Net Income:
IDA	$291	$117	$274
Surplus:
Trust fund for Gaza and West Bank	80	80	80
Other reserves:
LPF1	—	24	—
Total	$371	$221	$354

There were no amounts payable for the transfers approved by the Board of Governors as of June 30, 2024, and
June 30, 2023.
NOTE H—TRANSACTIONS WITH AFFILIATED ORGANIZATIONS
IBRD transacts with affiliated organizations by providing loans, administrative, derivative and investment intermediation services, and through its pension and other postretirement benefit plans.
In addition, IBRD provides transfers to IDA out of its net income, upon approval by the Board of Governors (see
Note G—Retained Earnings, Allocations and Transfers).

IBRD FINANCIAL STATEMENTS: June 30, 2024	117
IBRD had the following receivables from (payables to) its affiliated organizations:
Table H1: IBRD’s receivables and payables with affiliated organizations

In millions of U.S. dollars
	June 30, 2024				June 30, 2023
	IDA	IFC	MIGA	Total	IDA	IFC	MIGA	Total
Receivable for administrative services, net	$279	$1	$16	$296	$594	$35	$10	$639
Payable for PCRF investments	(489)	(344)	—	(833)	(579)	(385)	—	(964)
Pension and other postretirement benefits	(906)	(774)	(30)	(1,710)	(712)	(704)	(27)	(1,443)
Total	$(1,116)	$(1,117)	$(14)	$(2,247)	$(697)	$(1,054)	$(17)	$(1,768)

The receivables from (payables to) these affiliated organizations are reported on the Balance Sheets as follows:

Receivables / Payables related to:	Reported as:
Administrative services	Other assets
PCRF investments	Other liabilities
Pension and other postretirement benefits	Other liabilities
Loans and Other Exposures
IBRD has a Local Currency Loan Facility Agreement with IFC, which is capped at $300 million. As of June 30,
2024 and June 30, 2023, there were no loans outstanding under this facility.
During the fiscal year ended June 30, 2014, IBRD entered into an exposure exchange agreement with MIGA under which IBRD and MIGA exchanged selected exposures, with each divesting exposure in countries where their lending capacities are limited, in return for exposure in countries where they have excess lending capacity. Under the agreement, IBRD and MIGA have each exchanged $120 million of notional exposure as follows: MIGA assumes IBRD's loan principal and interest exposure in exchange for IBRD's assumption of principal and interest exposure of MIGA under its Non-Honoring of Sovereign Financial Obligation agreement. As of June 30, 2024, there are no assets related to IBRD’s right to be indemnified under this agreement (less than $1 million—June 30, 2023), and no liabilities related to IBRD’s obligation under this agreement (less than $1 million—June 30, 2023).
Administrative Services
Expenses jointly incurred by IBRD and IDA are allocated based on an agreed cost-sharing methodology, and amounts are settled quarterly. For the fiscal year ended June 30, 2024, IBRD’s administrative expenses exclude the share of expenses allocated to IDA of $1,750 million ($1,744 million—fiscal year ended June 30, 2023 and $1,644 million fiscal year ended June 30, 2022).
Revenue
Revenue jointly earned by IBRD and IDA is allocated based on an agreed revenue-sharing methodology and amounts are settled quarterly. For the fiscal year ended June 30, 2024, IBRD’s other revenue excludes revenue allocated to IDA of $326 million ($280 million—fiscal year ended June 30, 2023 and $252 million fiscal year ended
June 30, 2022), and is included in Revenue from externally funded activities on the Statements of Income. This revenue also includes revenue from contracts with clients that are not affiliated with IBRD and are as follows:

118	IBRD FINANCIAL STATEMENTS: June 30, 2024
Table H2: Revenue from contracts with clients

In millions of U.S. dollars
	2024	2023	2022
Trust fund fees	$192	$119	$93
Reimbursable advisory services	91	99	88
Asset management services	33	31	30
Total	$316	$249	$211
Of which:
IBRD’s share	$163	$130	$113
IDA’s share	153	119	98

Each revenue stream represents compensation for services provided and the related revenue is recognized over time.
When IBRD performs services, its rights to consideration are deemed unconditional and are classified as receivables. IBRD also has an obligation to provide certain services for which it has received consideration in advance. Such consideration is presented as contract liability and is subsequently recognized as revenue when the related performance obligation is satisfied.
The following table shows IBRD’s receivables and contract liabilities related to revenue from contracts with clients:
Table H3: Receivables and contract liabilities related to revenue from contracts with clients

In millions of U.S. dollars
	June 30, 2024	June 30, 2023
Receivables	$111	$125
Contract liabilities	185	181

The amount of fee revenue associated with services provided to affiliated organizations that is included in Revenue from externally funded activities in the Statements of Income, is as follows:
Table H4: Fee revenue from affiliated organizations

In millions of U.S. dollars
	2024	2023	2022
Fees charged to IFC	$105	$102	$97
Fees charged to MIGA	7	7	6

Investments
These relate to investments that IBRD has made on behalf of IFC, associated with the PCRF and are included in
Investments-Trading on IBRD’s Balance Sheets. The corresponding payable to IFC is included in Other liabilities –
Accounts payable and miscellaneous liabilities on IBRD’s Balance Sheets. As a result, there is no impact on IBRD’s net asset value from these transactions.
Pension and Other Postretirement Benefits
The payable to IDA represents IDA’s net share of prepaid costs for pension and other postretirement benefit plans and PEBP assets. These will be realized over the life of the pension plan participants. The payables to IFC and
MIGA represent their respective share of PEBP assets.
The PEBP assets are managed by IBRD and are part of the investment portfolio. For Pension and Other
Postretirement Benefits related disclosures, see Note K—Pension and Other Postretirement Benefits.

IBRD FINANCIAL STATEMENTS: June 30, 2024	119
NOTE I—ACCUMULATED OTHER COMPREHENSIVE INCOME
Comprehensive income or loss consists of net income and other gains and losses affecting equity that, under U.S.
GAAP, are excluded from net income. Other comprehensive income (loss) comprises currency translation adjustments on assets and liabilities denominated in euro, DVA on Fair Value Option elected liabilities, and pension related items. These items are presented in the Statements of Comprehensive Income.
The following tables present the changes in Accumulated Other Comprehensive Income (AOCI) and Accumulated
Other Comprehensive Loss (AOCL):
Table I1: AOCI/AOCL changes

In millions of U.S. dollars
	2024
	Balance, beginning of the fiscal year	Changes in AOCI	Amounts reclassified into net income	Net Changes during the period	Balance, end of the fiscal year

Cumulative Translation Adjustments	$(295)	$(150)	$—	$(150)	$(445)
DVA on Fair Value Option elected liabilities	351	321	1	322	673
Unrecognized Net Actuarial Gains (Losses) on Benefit Plans	3,490	318	(67)ᵃ	251	3,741
Unrecognized Prior Service (Costs) Credits on Benefit Plans	(23)	–	8 ᵃ	8	(15)
Total AOCI	$3,523	$489	$(58)	$431	$3,954

Table I1.1:

In millions of U.S. dollars
	2023
	Balance, beginning of the fiscal year	Changes in AOCL	Amounts reclassified into net income	Net Changes during the period	Balance, end of the fiscal year

Cumulative Translation Adjustments	$(790)	$495	$—	$495	$(295)
DVA on Fair Value Option elected liabilities	364	(60)	47	(13)	351
Unrecognized Net Actuarial Gains (Losses) on Benefit Plans	1,387	2,131	(28)ᵃ	2,103	3,490
Unrecognized Prior Service (Costs) Credits on Benefit Plans	(43)	–	20 ᵃ	20	(23)
Total AOCI	$918	$2,566	$39	$2,605	$3,523

120	IBRD FINANCIAL STATEMENTS: June 30, 2024
Table I1.2:

In millions of U.S. dollars
	2022
	Balance, beginning of the fiscal year	Changes in AOCL	Amounts reclassified into net income	Net Changes during the period	Balance, end of the fiscal year

Cumulative Translation Adjustments	$359	$(1,149)	$—	$(1,149)	$(790)
DVA on Fair Value Option elected liabilities	(218)	564	18	582	364
Unrecognized Net Actuarial Gains (Losses) on Benefit Plans	(1,640)	2,974	53ᵃ	3,027	1,387
Unrecognized Prior Service (Costs) Credits on Benefit Plans	(66)	–	23ᵃ	23	(43)
Total AOCI	$(1,565)	$2,389	$94	$2,483	$918

a. See Note K—Pension and Other Post Retirement Benefits.
NOTE J— FAIR VALUE DISCLOSURES
Valuation Methods and Assumptions
As of June 30, 2024 and June 30, 2023, IBRD had no assets or liabilities measured at fair value on a non-recurring basis.
Due from Banks
The carrying amount of unrestricted and restricted cash is considered a reasonable estimate of the fair value of these positions.
Loans and Loan commitments
There were no loans carried at fair value as of June 30, 2024 or June 30, 2023. IBRD’s loans and loan commitments would be classified as Level 3 within the fair value hierarchy.
Summarized below are the techniques applied in determining the fair values of IBRD’s financial instruments.
Investment securities
Investment securities are classified based on management’s intention on the date of purchase, their nature, and
IBRD’s policies governing the level and use of such investments. As of June 30, 2024, all of the financial instruments in IBRD’s investment portfolio were classified as trading. These securities are carried and reported at fair value, or at face value or NAV, which approximates fair value. Where available, quoted market prices are used to determine the fair value of trading securities. Examples include most government and agency securities, mutual funds, exchange-traded equity securities and ABS securities.
For instruments for which market quotations are not available, fair values are determined using model-based valuation techniques, whether internally generated or vendor-supplied, that include the standard discounted cash flow method using observable market inputs such as yield curves, credit spreads, and conditional prepayment rates.
Where applicable, unobservable inputs such as conditional prepayment rates, probability of default and loss severity are used. Unless quoted prices are available, time deposits are reported at face value, which approximates fair value, as they are short term in nature.
Securities purchased under resale agreements, Securities sold under repurchase agreements, and Securities lent under securities lending agreements
These securities are of a short-term nature and reported at face value, which approximates fair value.

IBRD FINANCIAL STATEMENTS: June 30, 2024	121
Discount notes and vanilla bonds
Discount notes and vanilla bonds issued by IBRD are valued using the standard discounted cash flow method which relies on observable market inputs such as yield curves, foreign exchange rates, basis spreads and funding spreads.
Where available, quoted market prices are used to determine the fair value of short-term notes, as well as some floating rate notes of longer maturity.
Structured bonds
Structured bonds issued by IBRD have coupon or repayment terms linked to the level or the performance of interest rates, foreign exchange rates, equity indices, catastrophic events, or commodities. The fair value of the structured bonds is generally derived using the discounted cash flow method based on estimated future pay-offs determined by applicable models and computation of embedded optionality such as caps, floors and calls. A wide range of industry standard models such as one factor Hull-White, Generalized Forward Market Model and Black-Scholes are used depending on the specific structure. These models incorporate observable market inputs, such as yield curves, foreign exchange rates, basis spreads, funding spreads, interest rate volatilities, equity index volatilities and equity indices. Where applicable, the models also incorporate significant unobservable inputs such as correlations between relevant market data and long-dated interest rate volatilities. Generally, the movements in correlations are considered to be independent of movements in long-dated interest rate volatilities.
Derivative instruments
Derivative contracts include currency forward contracts, TBA securities, swaptions, options and futures contracts, currency swaps and interest rate swaps. Currency swaps and interest rate swaps are either plain vanilla or structured.
Currency forward contracts and plain vanilla currency and interest rate swaps are valued using the standard discounted cash flow methods using observable market inputs such as yield curves, foreign exchange rates, basis spreads and funding spreads. For structured currency and interest rate swaps, which primarily consist of callable swaps linked to interest rates, foreign exchange rates, and equity indices, valuation models and inputs similar to the ones applicable to the valuation of structured bonds are used. Where applicable, the models also incorporate significant unobservable inputs such as correlations and long-dated interest rate volatilities.
Valuation adjustments on fair value option elected liabilities
The DVA on fair value option elected liabilities is measured by revaluing each liability to determine the changes in fair value of that liability arising from changes in IBRD’s funding spread applicable to the relevant reference rate.

122	IBRD FINANCIAL STATEMENTS: June 30, 2024
The table below presents IBRD’s estimates of fair value of its financial assets and liabilities along with their respective carrying amounts:
Table J1: Fair value and carrying amount of financial assets and liabilities

In millions of U.S. dollars
	June 30, 2024		June 30, 2023
	Carrying Value	Fair Value	Carrying Value	Fair Value
Assets
Due from banks	$490	$490	$547	$547
Investments-Trading (including Securities purchased under resale agreements)	82,807	82,807	79,277	79,277
Net loans outstanding	260,236	257,415	241,041	236,521
Derivative assets, net	456	456	271	271
Miscellaneous assets	88	88	55	55

Liabilities
Borrowings	$261,790	$261,790	$237,265	$237,265
Securities sold/lent under repurchase agreements/securities lending agreements and payable for cash collateral received	256	256	9	9
Derivative liabilities, net	22,728	22,728	26,893	26,893

As of June 30, 2024, IBRD’s signed loan commitments were $67 billion ($59 billion—June 30, 2023) and had a fair value of $0.3 billion ($0.5 billion—June 30, 2023).

IBRD FINANCIAL STATEMENTS: June 30, 2024	123
The following tables present IBRD’s fair value hierarchy for assets and liabilities measured at fair value on a recurring basis. The fair value of Other fund investments measured using the NAV as a practical expedient are included in the table below but excluded from the fair value hierarchy.
Table J2: Fair value hierarchy of IBRD’s assets and liabilities

In millions of U.S. dollars
	Fair Value Measurements on a Recurring Basis
	June 30, 2024
	Level 1	Level 2	Level 3	Total
Assets:
Investments–Trading
Government and agency obligations	$12,940	$19,413	$—	$32,353
Time deposits	3,517	42,474	—	45,991
ABS	—	1,880	—	1,880
Other fund investments [a]	—	—	—	2,155
Equity securities	349	—	—	349
Total Investments–Trading	$16,806	$63,767	$—	$82,728
Securities purchased under resale agreements	$20	$59	$—	$79
Derivative assets
Currency swaps [b]	$—	$3,935	$122	$4,057
Interest rate swaps	—	7,836	141	7,977
Other [c]	1	—	—	1
	$1	$11,771	$263	$12,035
Less:
Amounts subject to legally enforceable master netting agreements [d]				11,558
Cash collateral received				21
Derivative assets, net				$456
Miscellaneous assets	$—	$88	$—	$88
Liabilities:
Borrowings	$—	$257,735	$4,055	$261,790
Securities sold under repurchase agreements and securities lent under securities lending agreements [e]	$—	$256	$—	$256
Derivative liabilities
Currency swaps [b]	$—	$9,816	$91	$9,907
Interest rate swaps	—	24,556	203	24,759
Other [c]	—	—	—	—
	$—	$34,372	$294	$34,666
Less:
Amounts subject to legally enforceable master netting agreements [f]				11,938
Derivative liabilities, net				$22,728
Accounts payable and miscellaneous liabilities	$—	$2	$—	$2

a. Investments at NAV related to PEBP holdings, not included in the fair value hierarchy.
b. Includes currency forward contracts.
c. Includes swaptions, options, and futures contracts.
d. Includes $29 million CVA.
e. Excludes payable for cash collateral received.
f. Includes $409 million DVA.

124	IBRD FINANCIAL STATEMENTS: June 30, 2024
Table J2.1:

In millions of U.S. dollars
	Fair Value Measurements on a Recurring Basis
	June 30, 2023
	Level 1	Level 2	Level 3	Total
Assets:
Investments–Trading
Government and agency obligations	$12,651	$26,395	$—	$39,046
Time deposits	1,992	34,817	—	36,809
ABS	—	1,087	—	1,087
Other fund investments [a]	—	—	—	1,982
Equity securities	275	—	—	275
Total Investments–Trading	$14,918	$62,299	$—	$79,199
Securities purchased under resale agreements	$18	$60	$—	$78
Derivative assets
Currency swaps [b]	$—	$4,475	$148	$4,623
Interest rate swaps	—	8,120	73	8,193
Other [c]	—	—	—	—
	$—	$12,595	$221	$12,816
Less:
Amounts subject to legally enforceable master netting agreements [d]				12,405
Cash collateral received				140
Derivative assets, net				$271
Miscellaneous assets	$—	$55	$—	$55

Liabilities:
Borrowings	$—	$233,658	$3,607	$237,265
Securities sold under repurchase agreements and securities lent under securities lending agreements [e]	$—	$9	$—	$9
Derivative liabilities
Currency swaps [b]	$—	$11,429	$135	$11,564
Interest rate swaps	—	27,965	207	28,172
Other [c]	6	—	$—	$6
	$6	$39,394	$342	$39,742
Less:
Amounts subject to legally enforceable master netting agreements [f]				12,849
Derivative liabilities, net				$26,893

a. Investments at NAV related to PEBP holdings, not included in the fair value hierarchy.
b. Includes currency forward contracts.
c. Includes swaptions, options, and futures contracts.
d. Includes $27 million CVA.
e. Excludes payable for cash collateral received.
f. Includes $471 million DVA.
IBRD’s Level 3 borrowings primarily relate to structured bonds. The fair value of these bonds is estimated using discounted cash flow valuation models that incorporate model parameters, observable market inputs, and unobservable inputs. The significant unobservable inputs used in the fair value measurement of structured bonds and swaps are correlations and long-dated market interest rate volatilities. Generally, the movements in correlations are considered to be independent of the movements in long-dated interest rate volatilities.

IBRD FINANCIAL STATEMENTS: June 30, 2024	125
Correlation is the statistical measurement of the relationship between two variables. For contracts where the holder benefits from the convergence of the underlying index prices (e.g., market interest rates and foreign exchange rates), an increase in correlation would generally result in an increase in the fair value of the instrument. The magnitude and direction of the fair value adjustment would depend on whether the holder is short or long the option.
Interest rate volatility is the extent to which the level of interest rates changes over time. For purchased options, an increase in volatility will generally result in an increase in the fair value. In general, the volatility used to price the option depends on the maturity of the underlying instrument and the option strike price. During the fiscal year ended
June 30, 2024, and the fiscal year ended June 30, 2023, the interest rate volatilities for certain currencies were extrapolated for certain tenors and, thus, are considered an unobservable input.
IBRD entered into transactions which have an embedded option associated with an equity index. Valuation inputs of such transactions include, among other valuation inputs, volatilities of the equity indices, that are the extent to which the level of equity index changes over time. These index volatility levels are consistent with the respective index construction methodologies and historical movements. Similar to the impact of the volatility of the other asset classes described above, an increase in the equity index volatility will result in an increase in the value of the purchase option and vice versa.
In certain instances, particularly for instruments with coupon or repayment terms linked to catastrophic events, management relies on instrument valuations supplied by external pricing vendors.
The following table provides a summary of the valuation technique applied in determining fair values of these Level
3 instruments and quantitative information regarding the significant unobservable inputs used. Level 3 instruments represent 2% of IBRD’s borrowings.
Table J3: Level 3 Borrowings and derivatives valuation technique and quantitative information regarding the significant unobservable inputs:

In millions of U.S. dollars
Portfolio	Fair Value as of June 30, 2024	Fair Value as of June 30, 2023	Valuation Technique	Unobservable input	Range (average), June 30, 2024	Range (average), June 30, 2023
Borrowings	$4,055	$3,607	Discounted Cash Flow	Correlations	-11% to 84% (7%)	-16% to 99% (11%)
				Interest rate volatilities	65% to 77% (73%)	63% to 85% (78%)
				Equity index volatilities	5% to 15% (9%)	5% to 15% (9%)
Derivative assets/(liabilities), net	$(31)	$(121)	Discounted Cash Flow	Correlations	-11% to 84% (7%)	-16% to 99% (11%)
				Interest rate volatilities	65% to 77% (73%)	63% to 85% (78%)
				Equity index volatilities	5% to 15% (9%)	5% to 15% (9%)

126	IBRD FINANCIAL STATEMENTS: June 30, 2024
The tables below provide the details of transfers between Level 2 and Level 3 that are due to changes in observable inputs.
Table J4: Borrowings and derivatives inter level transfers

In millions of U.S. dollars
	2024		2023
	Level 2	Level 3	Level 2	Level 3
Borrowings
Transfer into (out of)	$90	$(90)	$144	$(144)
Transfer (out of) into	(46)	$46	(118)	$118
	$44	$(44)	$26	$(26)
Derivative assets, net
Transfer into (out of)	$96	$(96)	$10	$(10)
Transfer (out of) into	(1)	$1	(124)	$124
	95	$(95)	(114)	$114
Derivative liabilities, net
Transfer (into) out of	$(63)	$63	$(328)	$328
Transfer out of (into)	$7	(7)	$325	(325)
	(56)	$56	(3)	$3
Total Derivative Transfers, net	$39	$(39)	$(117)	$117

The following tables provide a summary of changes in the fair value of IBRD’s Level 3 borrowings and derivatives:
Table J5: Borrowings Level 3 changes

In millions of U.S. dollars
	June 30, 2024	June 30, 2023
Beginning of the fiscal year	$3,607	$3,932
Issuances	1,054	396
Settlements	(831)	(1,014)
Total realized/unrealized mark-to-market losses (gains) in:
Net income	352	294
Other comprehensive income	(83)	25
Transfers (from) to Level 3, net	(44)	(26)
End of the fiscal year	$4,055	$3,607

Table J6: Derivatives Level 3 changes

In millions of U.S. dollars
	2024			2023
	Derivatives, Assets/(Liabilities)			Derivatives, Assets/(Liabilities)
	Currency Swaps	Interest Rate Swaps	Total	Currency Swaps	Interest Rate Swaps	Total

Beginning of the fiscal year	$13	$(134)	$(121)	$(379)	$(165)	$(544)
Issuances	—	(78)	(78)	—	(33)	(33)
Settlements	52	13	65	179	24	203
Total realized/unrealized mark-to- market gains (losses) in:
Net income	162	76	238	114	46	160
Other comprehensive income	(96)	—	(96)	(18)	(6)	(24)
Transfers (from) to Level 3, net	(100)	61	(39)	117	—	117
End of the fiscal year	$31	$(62)	$(31)	$13	$(134)	$(121)

IBRD FINANCIAL STATEMENTS: June 30, 2024	127
Information on the unrealized gains or losses included in the Statements of Income and Statements of
Comprehensive Income relating to IBRD’s Level 3 borrowings and derivatives that are still held at the reporting dates, is presented in the following table:
Table J7: Unrealized gains or losses relating to IBRD’s Level 3 borrowings and derivatives

In millions of U.S. dollars
	2024	2023	2022
Reported as:
Borrowings
Net income [a]	$210	$56	$220
Other Comprehensive income (loss) [b]	83	(53)	130
Derivatives
Net loss [a]	$(107)	$(54)	$(214)
Other Comprehensive (loss) income [c]	(91)	5	(97)

a. Amounts are included in Unrealized mark-to-market gains (losses) on non-trading portfolios, net on the Statements of Income.
b. Amounts are included in Currency translation adjustment on functional currency and Net Change in DVA on fair value option elected liabilities, in the Statements of Comprehensive Income.
c. Amounts are included in Currency translation adjustment on functional currency, in the Statements of Comprehensive Income.
Table J8: Borrowings fair value and contractual principal balance

In millions of U.S. dollars
	Fair Value	Principal Amount Due Upon Maturity	Difference
June 30, 2024	$261,790	$285,322	$(23,532)
June 30, 2023	$237,265	$265,147	$(27,882)

The following tables provide information on the changes in fair value due to the change in IBRD’s own credit risk for financial liabilities measured under the fair value option, included in the Statements of Other Comprehensive
Income:
Table J9: Changes in fair value due to IBRD’s own credit risk

In millions of U.S. dollars
Unrealized mark-to-market gains (losses) due to DVA on fair value option elected liabilities	2024	2023
DVA on Fair Value Option Elected Liabilities	$321	$(60)
Amounts reclassified to net income upon derecognition of a liability	1	47
Net change in DVA on Fair Value Option Elected Liabilities	$322	$(13)

As of June 30, 2024, IBRD’s Balance Sheets included a DVA of $673 million cumulative gain ($351 million cumulative gain—June 30, 2023) in Accumulated other comprehensive income, associated with the changes in
IBRD’s own credit for financial liabilities measured under the fair value option.

128	IBRD FINANCIAL STATEMENTS: June 30, 2024
Table J10: Unrealized mark-to-market gains or losses on investments-trading, and non-trading portfolios, net

In millions of U.S. dollars
	2024
	Realized gains (losses)	Unrealized gains (losses) excluding realized amounts [a]	Unrealized gains (losses)
Investments-Trading, net	$113	$(22)	$91
Non trading portfolios, net
Loan-related derivatives—Note F	—	(458)	(458)
Other assets/liabilities management derivatives, net	—	708	708
Borrowings, including derivatives —Notes E and F	2	7	9 ᵇ
Client operations and other derivatives, net	—	30	30
Total	$2	$287	$289

Table J10.1:

In millions of U.S. dollars
	2023
	Realized gains (losses)	Unrealized gains (losses) excluding realized amounts [a]	Unrealized gains (losses)
Investments-Trading, net	$(42)	$126	$84
Non trading portfolios, net
Loan-related derivatives—Note F	4	1,673	1,677
Other assets/liabilities management derivatives, net	—	(1,642)	(1,642)
Borrowings, including derivatives —Notes E and F	8	(198)	(190) ᵇ
Client operations and other derivatives, net	—	–	–
Total	$12	$(167)	$ (155)

Table J10.2:

In millions of U.S. dollars
	2022
	Realized gains (losses)	Unrealized gains (losses) excluding realized amounts [a]	Unrealized gains (losses)
Investments-Trading, net	$1,106	$(1,183)	$(77)
Non trading portfolios, net
Loan-related derivatives—Note F	6	5,988	5,994
Other assets/liabilities management derivatives, net	—	(3,392)	(3,392)
Borrowings, including derivatives —Notes E and F	12	747	759 ᵇ
Client operations and other derivatives, net	—	13	13
Total	$18	$3,356	3,374

a. Adjusted to exclude amounts reclassified to realized gains (losses).
b. Includes $4,220 million of unrealized mark-to-market gains related to derivatives associated with borrowings for fiscal year ended June 30, 2024 (unrealized mark-to-market losses of $5,851 million—fiscal year ended June 30, 2023 and unrealized mark-to-market losses of $20,790 million—fiscal year ended June 30, 2022).

IBRD FINANCIAL STATEMENTS: June 30, 2024	129
NOTE K—PENSION AND OTHER POSTRETIREMENT BENEFITS
IBRD, IFC and MIGA participate in the defined benefit Staff Retirement Plan (SRP), a Retired Staff Benefits Plan
(RSBP) and PEBP (collectively "the Pension Plans") that cover substantially all of their staff members.
The SRP provides pension benefits and includes a cash balance plan. The RSBP provides certain health and life insurance benefits to eligible retirees. The PEBP provides certain pension benefits administered outside the SRP.
IBRD uses a June 30th measurement date for its pension and other postretirement benefit plans.
All costs, assets and liabilities associated with these plans are allocated between IBRD, IFC, and MIGA based upon their employees’ respective participation in the Pension Plans. Costs allocated to IBRD are then shared between
IBRD and IDA based on an agreed cost-sharing methodology. IDA, IFC and MIGA reimburse IBRD for their proportionate share of any contributions made to these plans by IBRD. Contributions to the Pension Plans are calculated as a percentage of salary.
The following table summarizes the benefit costs associated with the SRP, RSBP, and PEBP for IBRD and IDA:
Table K1: Pension Plan benefit costs

In millions of U.S. dollars
	SRP			RSBP			PEBP
	2024	2023	2022	2024	2023	2022	2024	2023	2022
Service cost	$401	$511	$664	$112	$139	$178	$82	$93	$114
Interest cost	1,011	944	659	162	162	119	99	92	64
Expected return on plan assets	(1,377)	(1,386)	(1,289)	(243)	(238)	(223)	—	—	—
Amortization of unrecognized prior service costs [a]	3	3	3	2	14	17	3	3	3
Amortization of unrecognized net actuarial (gains) losses [a]	—	—	—	(67)	(28)	—	—	—	53
Net periodic pension cost	$38	$72	$37	$(34)	$49	$91	$184	$188	$234
of which:
IBRD’s share	$18	$34	$17	$(16)	$23	$44	$88	$89	$110
IDA’s share	20	38	20	(18)	26	47	96	99	124

							2024	2023	2022
Net periodic pension cost (all three plans combined)
IBRD’s share							$90	$146	$171
IDA’s share							98	163	191

a. Included in Amounts reclassified into net income in Note I—Accumulated Other Comprehensive Income.
IDA’s share of benefit costs is included as a payable to/receivable from IDA in Other liabilities – Accounts payable and miscellaneous liabilities on the Balance Sheets (see Note H—Transactions with Affiliated Organizations).
The components of net periodic pension cost, other than the service cost component, are included in the Non-interest expenses – Other line item in the Statements of Income. The service cost component is included in the line item
Non-interest expenses – Administrative expenses.

130	IBRD FINANCIAL STATEMENTS: June 30, 2024
The following table provides the amounts of IBRD’s pension service cost:
Table K2: Pension service cost

In millions of U.S. dollars
	2024
	SRP	RSBP	PEBP	Total
Service cost	$401	$112	$82	$595
Of which:
IBRD’s share	$191	$53	$40	$284
IDA’s share	210	59	42	311

In millions of U.S. dollars
	2023
	SRP	RSBP	PEBP	Total
Service cost	$511	$139	$93	$743
Of which:
IBRD’s share	$241	$66	$44	$351
IDA’s share	270	73	49	392

In millions of U.S. dollars
	2022
	SRP	RSBP	PEBP	Total
Service cost	$664	$178	$114	$956
Of which:
IBRD’s share	$313	$84	$54	$451
IDA’s share	351	94	60	505

IBRD FINANCIAL STATEMENTS: June 30, 2024	131
The following table summarizes the Projected Benefit Obligations (PBO), fair value of plan assets, and funded status associated with the SRP, RSBP, and PEBP for IBRD and IDA. The SRP and RSBP assets are held in separate trusts and the PEBP assets are included in IBRD's investment portfolio. The assets of the PEBP are mostly invested in fixed income, equity instruments and other fund investments.
Table K3: PBO, funded status and accumulated benefit obligations

In millions of U.S. dollars
	SRP		RSBP		PEBP
	2024	2023	2024	2023	2024	2023
Projected Benefit Obligations
Beginning of year	$21,208	$21,831	$3,341	$3,666	$2,057	$2,107
Service cost	401	511	112	139	82	93
Interest cost	1,011	944	162	162	99	92
Participant contributions	181	172	33	31	4	4
Benefits paid	(961)	(921)	(117)	(108)	(57)	(49)
Actuarial loss (gain)	326	(1,329)	(123)	(549)	(88)	(190)
End of year	22,166	21,208	3,408	3,341	2,097	2,057
Fair value of plan assets
Beginning of year	24,565	23,745	4,281	4,061
Participant contributions	181	172	33	31
Actual return on assets	1,749	1,429	303	258
Employer contributions	155	140	40	39
Benefits paid	(961)	(921)	(117)	(108)
End of year	25,689	24,565	4,540	4,281
Funded Status [a]	$3,523	$3,357	$1,132	$940	$(2,097)	$(2,057)
Accumulated Benefit Obligations	$20,968	$20,098	$3,408	$3,341	$1,931	$1,908

a. Funded status is included in Other Assets – Assets under retirement benefits plans on the Balance Sheets and Other liabilities – Liabilities under retirement benefits plans on the Balance Sheets.
As of June 30, 2024, the SRP and RSBP were overfunded by $3,523 million and $1,132 million, respectively. The
PEBP, after reflecting IBRD and IDA’s share of assets which are included in the IBRD’s investment portfolio
($2,135 million), was overfunded by $38 million.
During the fiscal years ended June 30, 2024 and June 30, 2023, there were no amendments made to the retirement benefit plans.
The following tables present the amounts included in Accumulated Other Comprehensive Income/Loss relating to
Pension and Other Postretirement Benefits:
Table K4: Amounts included in Accumulated Other Comprehensive Income as of June 30, 2024

In millions of U.S. dollars
	SRP	RSBP	PEBP	Total
Net actuarial (gains) losses	$(2,222)	$(1,434)	$(85)	$(3,741)
Prior service cost	3	9	3	15
Net amount recognized in Accumulated Other Comprehensive Income	$(2,219)	$(1,425)	$(82)	$(3,726)

132	IBRD FINANCIAL STATEMENTS: June 30, 2024
Table K4.1: Amounts included in Accumulated Other Comprehensive Income as of June 30, 2023

In millions of U.S. dollars
	SRP	RSBP	PEBP	Total
Net actuarial (gains) losses	$(2,175)	$(1,318)	$3	$(3,490)
Prior service cost	6	11	6	23
Net amount recognized in Accumulated Other Comprehensive Income	$(2,169)	$(1,307)	$9	$(3,467)

Assumptions
The actuarial assumptions used are based on financial market interest rates, inflation expectations, past experience, and Management’s best estimate of future benefit changes and economic conditions. Changes in these assumptions will impact future benefit costs and obligations.
The expected long-term rate of return for the SRP assets is a weighted average of the expected long-term (10 years or more) returns for the various asset classes, weighted by the portfolio allocation. Asset class returns are developed using a forward-looking building block approach and are not strictly based on historical returns. Equity returns are generally developed as the sum of expected inflation, expected real earnings growth and expected long-term dividend yield. Bond returns are generally developed as the sum of expected inflation, real bond yield, duration-
adjusted change in yields and risk premium/spread (as appropriate). Other asset class returns are derived from their relationship to equity and bond markets. The expected long-term rate of return for the RSBP is computed using procedures similar to those used for the SRP. The discount rate used in determining the benefit obligation is selected by reference to the year-end yield of AA corporate bonds.
Actuarial gains and losses occur when actual results are different from expected results. Amortization of these unrecognized gains and losses will be included in income if, at the beginning of the fiscal year, they exceed 10% of the greater of the projected benefit obligation or the market-related value of plan assets. If required, the unrecognized gains and losses are amortized over the expected average remaining service lives of the employee group.
The following tables present the weighted-average assumptions used in determining the projected benefit obligations and the net periodic pension costs:
Table K5: Weighted average assumptions used to determine projected benefit obligations

In percent, except years
	SRP		RSBP		PEBP
	2024	2023	2024	2023	2024	2023
Discount rate	5.30	4.90	5.40	4.90	5.30	4.90
Rate of compensation increase	5.20	5.10			5.20	5.10
Health care growth rates
–at end of fiscal year			5.40	5.40
Ultimate health care growth rate			4.40	4.20
Year in which ultimate rate is reached			2031	2031
Interest crediting rate	5.40	5.20	n.a	n.a	5.40	5.20

IBRD FINANCIAL STATEMENTS: June 30, 2024	133
Table K6: Weighted average assumptions used to determine net periodic pension cost

In percent, except years
	SRP			RSBP			PEBP
	2024	2023	2022	2024	2023	2022	2024	2023	2022
Discount rate	4.90	4.40	2.70	4.90	4.50	2.80	4.90	4.50	2.80
Expected return on plan assets	5.70	5.90	5.40	5.70	5.90	5.40
Rate of compensation increase	5.10	5.30	4.80				5.10	5.30	4.80
Health care growth rates
–at end of fiscal year				5.40	5.80	5.40
Ultimate health care growth rate				4.20	4.40	3.90
Year in which ultimate rate is reached				2031	2031	2031
Interest crediting rate	5.20	5.40	4.90	n.a	n.a	n.a	5.20	5.40	4.90
The medical cost trend rate can significantly affect the reported postretirement benefit income or costs and benefit obligations for the RSBP. For the fiscal year ended June 30, 2024, the net actuarial gains were primarily due to an increase in the value of the plan assets in excess of expected asset returns which was partially offset by the actuarial losses attributable to the increase in inflation assumptions and demographic experience. For the fiscal year ended
June 30, 2023, the actuarial gains were primarily due to an increase in the discount rates.
Investment Strategy
The investment policies establish the framework for investment of the plan assets based on long-term investment objectives and the trade-offs inherent in seeking adequate investment returns within acceptable risk parameters. A key component of the investment policy is to establish a Strategic Asset Allocation (SAA) representing the policy portfolio (i.e., policy mix of assets) around which the SRP and RSBP (the Plans) are invested. The SAA is derived using a mix of quantitative analysis that incorporates expected returns and volatilities by asset class as well as correlations across the asset classes, and qualitative considerations such as the liquidity needs of the Plans. The SAA for the Plans is reviewed in detail and reset about every three to five years, with more frequent reviews and changes if and as needed based on market conditions.
The key long-term objective is to generate asset performance that is reasonable in relation to the growth rate of the underlying liabilities and the assumed sponsor contribution rates, without taking undue risks. Given the relatively long investment horizons of the SRP and RSBP, and the relatively modest liquidity needs over the short-term to pay benefits and meet other cash requirements, the focus of the investment strategy is on generating sustainable long-
term investment returns through a globally diversified set of strategies including fixed income, public and private equity and real assets. The most recent review of the SAA was completed and approved in April 2024 with an effective date of July 1, 2024. The new SAA slightly increased the Credit Strategy allocation from 6% to 7% and
Real Assets from 13% to 15% while marginally reducing the Public Equities allocation from 31% to 29% and
Market Neutral Hedge Funds from 10% to 9%.

134	IBRD FINANCIAL STATEMENTS: June 30, 2024
The following table presents the policy asset allocation and the actual asset allocations by asset category for the SRP and RSBP, effective July 1, 2024:
Table K7: Policy and actual asset allocations

	SRP			RSBP
	Policy allocation 2024 (%)	Actual Allocation (%)		Policy allocation 2024 (%)	Actual Allocation (%)
Asset class		2024	2023		2024	2023
Fixed income and Cash	20	19	16	20	19	16
Credit Strategy	7	8	8	7	8	8
Public equity	29	22	22	29	23	22
Private equity	20	27	28	20	26	27
Market neutral hedge funds	9	9	11	9	8	11
Real assets [a]	15	14	14	15	15	15
Other [b]	—	1	1	—	1	1
Total	100	100	100	100	100	100

a. Includes public and private real estate, infrastructure and timber.
b. Includes authorized investments that are outside the policy allocations primarily in hedge funds.
Significant Concentrations of Risk in Plan Assets
The assets of the SRP and RSBP are diversified across a variety of asset classes. Investments in these asset classes are further diversified across funds, managers, strategies, geographies and sectors, to limit the impact of any individual investment. In spite of such level of diversification, equity market risk remains the primary source of the overall return volatility of the Plans. As of June 30, 2024, the largest exposure to a single counterparty was 10% and
12% of the plan assets in SRP and RSBP, respectively (9% and 11%, respectively—June 30, 2023).
Risk Management Practices
Managing investment risk is an integral part of managing the assets of the Plans. Asset diversification is central to the overall investment strategy and risk management approach for the Plans. Absolute risk indicators such as the overall return volatility and drawdown of the Plans are the primary measures used to define the risk tolerance level and establish the overall level of investment risk. In addition, the level of active risk (defined as the annualized standard deviation of portfolio returns relative to those of the policy portfolio) is closely monitored and managed on an ongoing basis.
Market risk is regularly monitored at the absolute level, as well as at the relative levels with respect to the investment policy, manager benchmarks, and liabilities of the Plans. Stress tests are performed periodically using relevant market scenarios to assess the impact of extreme market events.
Monitoring of performance (at both manager and asset class levels) against benchmarks, and compliance with investment guidelines, are carried out on a regular basis which provides helpful information for assessing the impact on the portfolios caused by market risk factors. Risk management for different asset classes is tailored to their specific characteristics and is an integral part of the external managers’ due diligence and monitoring processes.
Credit risk is monitored on a regular basis and assessed for possible credit event impacts. The liquidity position of the Plans is analyzed at regular intervals and periodically tested using various stress scenarios to ensure that the
Plans have sufficient liquidity to meet all cash flow requirements. In addition, the long-term cash flow needs of the
Plans are considered during the SAA exercise and are one of the main drivers in determining maximum allocation to the illiquid investment vehicles.

IBRD FINANCIAL STATEMENTS: June 30, 2024	135
Fair Value Measurements and Disclosures
All plan assets are measured at fair value on a recurring basis. The following tables present the fair value hierarchy of major categories of plan assets:
Table K8: Plan assets fair value hierarchy

In millions of U.S. dollars
	June 30, 2024
	SRP				RSBP
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Debt securities
Short-term investments	$11	$37	$—	$48	$5	$8	$—	$13
Securities purchased under resale agreements	218	—	—	218	37	—	—	37
Government and agency securities	2,515	273	—	2,788	540	48	—	588
Corporate and convertible bonds	—	366	—	366	—	71	—	71
ABS	—	165	—	165	—	35	—	35
MBS	—	410	—	410	—	78	—	78
Total debt securities	2,744	1,251	—	3,995	582	240	—	822
Equity securities
Stocks	2,680	—	—	2,680	423	—	—	423
Mutual funds	—	—	—	—	—	—	—	—
Real estate investment trusts (REITs)	176	—	—	176	26	—	—	26
Total equity securities	2,856	—	—	2,856	449	—	—	449
Other funds at NAV [a]
Commingled funds	—	—	—	3,729	—	—	—	651
Private equity funds	—	—	—	6,935	—	—	—	1,160
Private credit funds	—	—	—	2,118	—	—	—	354
Real asset funds (including real estate, infrastructure and timber)	—	—	—	3,423	—	—	—	653
Hedge funds	—	—	—	2,539	—	—	—	431
Total other funds	—	—	—	18,744	—	—	—	3,249
Derivative assets/liabilities	9	2	—	11	1	—	—	1
Other assets/liabilities, net [b]	—	—	—	83	—	—	—	19
Total assets	$5,609	$1,253	$—	$25,689	$1,032	$240	$—	$4,540

a. Investments measured at fair value using NAV as a practical expedient have not been included under the fair value hierarchy.
b. Includes receivables and payables carried at amounts that approximate fair value.

136	IBRD FINANCIAL STATEMENTS: June 30, 2024
K8.1

In millions of U.S. dollars
	June 30, 2023
	SRP				RSBP
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Debt securities
Short-term investments	$4	$23	$—	$27	$3	$7	$—	$10
Securities purchased under resale agreements	30	—	—	30	15	—	—	15
Government and agency securities	2,387	337	—	2,724	500	80	—	580
Corporate and convertible bonds	—	306	—	306	—	60	—	60
ABS	—	188	—	188	—	37	—	37
MBS	—	299	—	299	—	58	—	58
Total debt securities	2,421	1,153	—	3,574	518	242	—	760
Equity securities
Stocks	1,818	—	—	1,818	321	—	—	321
Mutual funds	—	—	—	—	—	—	—	—
Real estate investment trusts (REITs)	131	—	—	131	20	—	—	20
Total equity securities	1,949	—	—	1,949	341	—	—	341
Other funds at NAV [a]
Commingled funds	—	—	—	3,526	—	—	—	553
Private equity funds	—	—	—	6,848	—	—	—	1,163
Private credit funds	—	—	—	2,055	—	—	—	340
Real asset funds (including real estate, infrastructure and timber)	—	—	—	3,329	—	—	—	620
Hedge funds	—	—	—	2,941	—	—	—	475
Total other funds	—	—	—	18,699	—	—	—	3,151
Derivative assets/liabilities	(8)	(5)	—	(13)	—	(1)	—	(1)
Other assets/liabilities, net [b]	—	—	—	356	—	—	—	30
Total assets	$4,362	$1,148	$—	$24,565	$859	$241	$—	$4,281

a. Investments measured at fair value using NAV as a practical expedient have not been included under the fair value hierarchy.
b. Includes receivables and payables carried at amounts that approximate fair value.
Valuation Methods and Assumptions
The following are general descriptions of asset categories, as well as the valuation methodologies and inputs used to determine the fair value of each major category of Plan assets. Investment amounts in the asset categories shown in the table above may be different from the asset category allocation shown in the Investment Strategy section of the note. Asset classes in the table above are grouped by the characteristics of the investments held. The asset class break-down in the Investment Strategy section is based on Management’s view of the economic exposures after considering the impact of derivatives and certain trading strategies.
Debt securities
Debt securities include discount notes, securities purchased under resale agreements, U.S. treasuries and agencies, debt obligations of foreign governments, sub-sovereigns and debt obligations in corporations of domestic and foreign issuers. Debt securities also include investments in ABS such as collateralized mortgage obligations and
MBS. These securities are valued by independent pricing vendors at quoted market prices for the same or similar securities, where available. If quoted market prices are not available, fair values are based on discounted cash flow models using market-based parameters such as yield curves, interest rates, volatilities, foreign exchange rates and credit curves. Some debt securities are valued using techniques which require significant unobservable inputs. The selection of these inputs may involve some judgment. Management believes its estimates of fair value are reasonable given its processes for obtaining securities prices from multiple independent third-party vendors, ensuring that valuation models are reviewed and validated, and applying its approach consistently from period to period. Unless quoted prices are available, money market instruments and securities purchased under resale agreements are reported at face value which approximates fair value.

IBRD FINANCIAL STATEMENTS: June 30, 2024	137
Equity securities
Equity securities (including REITs) represent investments in entities in various industries and countries. Investments in public equity listed on securities exchanges are valued at the last reported sale price on the last business day of the fiscal year.
Commingled funds
Commingled funds are typically collective investment vehicles, such as trusts that are reported at NAV as provided by the investment manager or sponsor of the fund based on the valuation of underlying investments.
Private equity funds
Private equity funds include investments primarily in leveraged buyouts, growth capital, distressed investments and venture capital funds across North America, Europe and Asia in a variety of sectors. Many of these funds are in the investment phase of their life cycle. Private Equity investments do not have a readily determinable fair market value and are reported at NAV provided by the fund managers, taking into consideration the latest audited financial statements of the funds.
Private credit funds
Private credit funds include investments primarily in direct lending and opportunistic credit funds. Direct lending funds provide private financing to performing medium-size companies primarily owned by private equity sponsors.
Opportunistic credit strategies (including distressed debt and multi-strategy funds) have flexible mandates to invest across both public and private markets globally. Private credit investments do not have a readily determinable fair value and are reported at NAV provided by the fund managers, taking into consideration the latest audited financial statements of the funds.
Real asset funds (including real estate,infrastructure and timber)
Real asset funds include investments in core real estate, non-core real estate investments (such as debt, value add, and opportunistic equity investments) and infrastructure. Real asset investments do not have a readily determinable fair market value and are reported at NAV provided by the fund managers, taking into consideration the latest audited financial statements of the funds.
Hedge funds
Hedge fund investments include those seeking to maximize absolute returns using a broad range of strategies to enhance returns and provide additional diversification. Hedge Funds include investments in equity, event driven, fixed income, multi strategy and macro relative value strategies. These investments do not have a readily determinable fair market value and are reported at NAV provided by external managers or fund administrators
(based on the valuations of underlying investments) monthly, taking into consideration the latest audited financial statements of the funds.
Investments in hedge funds and commingled funds can typically be redeemed at NAV within the near term while investments in private equity and most real estate are inherently long term and illiquid in nature with a quarter lag in reporting by the fund managers. Since the reporting of those asset classes is done with a lag, management estimates are based on the latest available information considering underlying market fundamentals and significant events through the balance sheet date.
Investment in derivatives
Investment in derivatives such as equity or bond futures, swaps, options and currency forwards are used to achieve a variety of objectives that include hedging interest rates and currency risks, gaining desired market exposure of a security, an index or currency exposure and rebalancing the portfolio. Over-the-counter derivatives are reported using valuations based on discounted cash flow methods incorporating observable market inputs.

138	IBRD FINANCIAL STATEMENTS: June 30, 2024
Estimated Future Benefit Payments
The following table shows the benefit payments expected to be paid in each of the next five years and subsequent five years. The expected benefit payments are based on the same assumptions used to measure the benefit obligation:
Table K9: Expected benefit payments

In millions of U.S. dollars
	SRP	RSBP	PEBP
July 1, 2024 - June 30, 2025	$1,106	$102	$79
July 1, 2025 - June 30, 2026	1,147	110	84
July 1, 2026 - June 30, 2027	1,194	117	91
July 1, 2027 - June 30, 2028	1,239	125	97
July 1, 2028 - June 30, 2029	1,288	133	104
July 1, 2029 - June 30, 2034	7,175	798	627

Expected Contributions
IBRD’s contribution to the SRP and RSBP varies from year to year, as determined by the PFC, which bases its judgment on the results of annual actuarial valuations of the assets and liabilities of the SRP and RSBP. The best estimate of the amount of contributions expected to be paid to the SRP and RSBP by IBRD and IDA during the fiscal year beginning July 1, 2024 is $131 million and $33 million, respectively.
NOTE L—TRUST FUNDS ADMINISTRATION AND OTHER SERVICES
Trust Funds
IBRD, alone or jointly with one or more of its affiliated organizations, administers on behalf of donors, including members, their agencies and other entities, funds restricted for specific uses in accordance with administration agreements with donors. Specified uses could include co-financing of IBRD lending projects, debt reduction operations, technical assistance including feasibility studies and project preparation, global and regional programs, and research and training programs. These funds are held in trust with IBRD and/or IDA, and are held in a separate investment portfolio which is not commingled with IBRD and/or IDA funds.
Trust fund execution may be carried out in one of two ways: recipient-executed or Bank-executed activities.
Recipient-executed activities for trust funds involve activities carried out by a recipient third-party executing agency.
IBRD enters into agreements with and disburses funds to those recipients, who then exercise spending authority to meet the objectives and comply with terms stipulated in the agreements.
Bank-executed activities for trust funds involve IBRD execution of activities as described in relevant administration agreements with donors, which define the terms and conditions for use of the funds. Spending authority is exercised by IBRD, under the terms of the administration agreements. The executing agency services provided by IBRD vary and include for example, activity preparation, analytical and advisory activities and project-related activities, including procurement of goods and services.
The following table summarizes the expenses pertaining to Bank-executed activities for trust funds:
Table L1: Expenses for Bank-executed activities for trust funds

In millions of U.S. dollars
	2024	2023	2022
Expenses for Bank-executed activities for trust funds	$612	$570	$494

These amounts are included in Administrative expenses and the corresponding revenue is included in Revenue from externally funded activities in the Statements of Income. Administrative expenses primarily relate to staff costs, travel and consultant fees.

IBRD FINANCIAL STATEMENTS: June 30, 2024	139
The following table summarizes all undisbursed contributions made by third party donors to Bank-executed activities for trust funds, recognized on the Balance Sheets:
Table L2: Undisbursed contributions by third party donors to Bank-executed activities for trust funds

In millions of U.S. dollars
	2024	2023
Bank-executed activities for trust funds	$637	$588

These amounts are included in Other assets - Miscellaneous and the corresponding liabilities are included in Other liabilities – Accounts payable and miscellaneous liabilities on the Balance Sheets.
Revenues
IBRD’s revenues for the administration of trust fund operations were as follows:
Table L3: Trust fund administration revenues

In millions of U.S. dollars
	2024	2023	2022
Revenues	$99	$62	$50

These amounts are included in Revenue from externally funded activities in the Statements of Income.
Revenue collected from donor contributions for trust fund administration fees, but not yet earned by IBRD totaling
$101 million as of June 30, 2024 ($94 million—June 30, 2023) is included in Other assets - Miscellaneous and in
Other liabilities – Accounts payable and miscellaneous liabilities, respectively on the Balance Sheets.
Investment Management Services
IBRD offers treasury and investment management services to affiliated and non-affiliated organizations.
In addition, IBRD offers asset management and technical advisory services to central banks of member countries, under the Reserves Advisory and Management Program, for capacity building and other development purposes, and receives a fee for these services.
During the fiscal year ended June 30, 2024, IBRD's fee revenue from investment management activities totaled $17 million ($16 million –June 30, 2023 and $18 million – June 30, 2022) and is included in Revenue from externally funded activities in the Statements of Income.
NOTE M—CONTINGENCIES
From time to time, IBRD may be named as a defendant or co-defendant in legal actions on different grounds in various jurisdictions. The outcome of any existing legal action, in which IBRD has been named as a defendant or co-
defendant, as of and for the fiscal year ended June 30, 2024, is not expected to have a material adverse effect on
IBRD's financial position, results of operations or cash flows.

140	IBRD FINANCIAL STATEMENTS: June 30, 2024

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings Medium & Long Term April 01 2024 through June 30 2024

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

New Borrowings
Australian Dollars
	BOND/SELL AUD/IBRD/PV MTN Core (Non-Retail)/0535AUD01.46	1032446	AUD	25,000,000.00	16,310,000.00	24-Apr-24	2-May-24	11-May-35
Sub-total New Borrowings				25,000,000.00	16,310,000.00

Brazilian Real
	BOND/SELL BRL/IBRD/PV MTN Non-Core (Non- Retail)/0229BRL09.50	1019485	BRL	275,000,000.00	53,765,016.25	8-Apr-24	15-Apr-24	9-Feb-29
	BOND/SELL BRL/IBRD/PV MTN Non-Core (Non- Retail)/0238BRL00.00	1028750	BRL	250,000,000.00	48,711,577.50	17-Apr-24	24-Apr-24	8-Feb-38
Sub-total New Borrowings				525,000,000.00	102,476,593.75

Swiss Francs
	BOND/SELL CHF/IBRD/PV MTN Core (Non-Retail)/0631CHF01.1575	1053331	CHF	200,000,000.00	223,015,166.00	15-May-24	11-Jun-24	11-Jun-31
Sub-total New Borrowings				200,000,000.00	223,015,166.00

Chinese Yuan
	BOND/SELL CNY/IBRD/PV MTN Non-Core (Non- Retail)/0127CNH02.75	1029895	CNY	400,000,000.00	55,197,156.00	19-Apr-24	26-Apr-24	19-Jan-27
	BOND/SELL CNY/IBRD/PV MTN Non-Core (Non- Retail)/0127CNH02.75	1040925	CNY	225,000,000.00	31,101,189.75	7-May-24	14-May-24	19-Jan-27
	BOND/SELL CNY/IBRD/PV MTN Non-Core (Non- Retail)/0129CNH02.25	1032449	CNY	400,000,000.00	55,420,852.00	24-Apr-24	7-May-24	19-Jan-29
	BOND/SELL CNY/IBRD/PV MTN Non-Core (Non- Retail)/0131CNH02.50	1008084	CNY	100,000,000.00	13,820,267.00	25-Mar-24	3-Apr-24	13-Jan-31
	BOND/SELL CNY/IBRD/PV MTN Non-Core (Non- Retail)/0131CNH02.50	1032453	CNY	400,000,000.00	55,420,852.00	24-Apr-24	7-May-24	13-Jan-31
	BOND/SELL CNY/IBRD/PV MTN Non-Core (Non- Retail)/0131CNH02.50	1073690	CNY	250,000,000.00	34,403,747.50	18-Jun-24	26-Jun-24	13-Jan-31
	BOND/SELL CNY/IBRD/PV MTN Non-Core (Non- Retail)/0427CNH02.61	1022389	CNY	400,000,000.00	55,240,608.00	12-Apr-24	19-Apr-24	19-Apr-27
	BOND/SELL CNY/IBRD/PV MTN Non-Core (Non- Retail)/0626CNH02.415	1067391	CNY	400,000,000.00	55,103,248.00	14-Jun-24	24-Jun-24	24-Jun-26
Sub-total New Borrowings				2,575,000,000.00	355,707,920.25

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

Euro
	BOND/SELL EUR/IBRD/Callable MTN Core (Non- Retail)/0439EURSTR01	1023819	EUR	150,000,000.00	160,875,000.00	16-Apr-24	25-Apr-24	25-Apr-39
	BOND/SELL EUR/IBRD/Callable MTN Core (Non- Retail)/0534EURSTR	1042317	EUR	100,000,000.00	108,380,000.00	9-May-24	22-May-24	22-May-34
	BOND/SELL EUR/IBRD/Callable MTN Core (Non- Retail)/0634EURSTR	1065334	EUR	20,000,000.00	21,458,000.00	11-Jun-24	20-Jun-24	20-Jun-34
	BOND/SELL EUR/IBRD/Callable MTN Core (Non- Retail)/0639EURSTR	1054737	EUR	150,000,000.00	162,555,000.00	24-May-24	3-Jun-24	3-Jun-39
	BOND/SELL EUR/IBRD/Callable MTN Core (Non- Retail)/0649EURSTR	1056864	EUR	20,000,000.00	21,777,000.00	29-May-24	7-Jun-24	7-Jun-49
	BOND/SELL EUR/IBRD/European Retail (Structure)/0629EURSTR	1056859	EUR	23,030,000.00	24,651,312.00	29-May-24	27-Jun-24	27-Jun-29
	BOND/SELL EUR/IBRD/Other Structures (Non-Retail)/0434EURSTR	1043845	EUR	125,000,000.00	135,975,000.00	13-May-24	28-May-24	3-Apr-34
Sub-total New Borrowings				588,030,000.00	635,671,312.00

Pounds Sterling
	BOND/SELL GBP/IBRD/PV MTN Core (Non-Retail)/0627GBP04.55	1065328	GBP	70,000,000.00	88,823,000.00	11-Jun-24	18-Jun-24	18-Jun-27
Sub-total New Borrowings				70,000,000.00	88,823,000.00

Hong Kong Dollars
	BOND/SELL HKD/IBRD/PV MTN Non-Core (Non- Retail)/0426HKD04.185	1021743	HKD	300,000,000.00	38,308,062.00	11-Apr-24	18-Apr-24	18-Apr-26
	BOND/SELL HKD/IBRD/PV MTN Non-Core (Non- Retail)/0626HKD04.225	1054732	HKD	400,000,000.00	51,145,336.00	24-May-24	3-Jun-24	3-Jun-26
Sub-total New Borrowings				700,000,000.00	89,453,398.00

Kazakhstan Tenge
	BOND/SELL KZT/IBRD/PV MTN Non-Core (Non- Retail)/0526KZT12.50	1050735	KZT	18,000,000,000.00	40,638,960.00	17-May-24	24-May-24	24-May-26
Sub-total New Borrowings				18,000,000,000.00	40,638,960.00

Mexican Peso
	BOND/SELL MXN/IBRD/PV MTN Non-Core (Non- Retail)/0627MXN10.02	1058713	MXN	530,000,000.00	28,423,030.80	31-May-24	14-Jun-24	14-Jun-27
	BOND/SELL MXN/IBRD/PV MTN Non-Core (Non- Retail)/0952MXN00.00	1028766	MXN	10,000,000,000.00	589,292,600.00	17-Apr-24	24-Apr-24	30-Sep-52
	BOND/SELL MXN/IBRD/PV MTN Non-Core (Non- Retail)/0426MXN08.50	1011322	MXN	450,000,000.00	27,367,185.53	28-Mar-24	8-Apr-24	6-Apr-26
Sub-total New Borrowings				10,980,000,000.00	645,082,816.33

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

Norwegian Kroner
	BOND/SELL NOK/IBRD/PV BM/1029NOKFRN	1028756	NOK	3,000,000,000.00	272,640,510.00	17-Apr-24	26-Apr-24	26-Oct-29
Sub-total New Borrowings				3,000,000,000.00	272,640,510.00

United States Dollars
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0329USDSTR03	1014778	USD	25,000,000.00	25,000,000.00	3-Apr-24	10-Apr-24	27-Mar-29
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0427USDSTR04	1020404	USD	50,000,000.00	50,000,000.00	9-Apr-24	19-Apr-24	19-Apr-27
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0427USDSTR05	1021097	USD	50,000,000.00	50,000,000.00	10-Apr-24	19-Apr-24	19-Apr-27
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0427USDSTR06	1021745	USD	50,000,000.00	50,000,000.00	11-Apr-24	18-Apr-24	18-Apr-27
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0429USDSTR	1018168	USD	5,000,000.00	5,000,000.00	4-Apr-24	16-Apr-24	16-Apr-29
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0429USDSTR06	1028763	USD	550,000,000.00	550,000,000.00	17-Apr-24	24-Apr-24	24-Apr-29
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0434USDSTR01	1020401	USD	21,600,000.00	21,600,000.00	9-Apr-24	23-Apr-24	23-Apr-34
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0434USDSTR02	1020406	USD	20,000,000.00	20,000,000.00	9-Apr-24	17-Apr-24	17-Apr-34
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0434USDSTR03	1021089	USD	10,000,000.00	10,000,000.00	10-Apr-24	17-Apr-24	17-Apr-34
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0434USDSTR04	1021748	USD	100,000,000.00	100,000,000.00	11-Apr-24	19-Apr-24	19-Apr-34
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0434USDSTR05	1021750	USD	10,000,000.00	10,000,000.00	11-Apr-24	18-Apr-24	18-Apr-34
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0434USDSTR06	1023117	USD	50,000,000.00	50,000,000.00	15-Apr-24	24-Apr-24	24-Apr-34
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0434USDSTR07	1029905	USD	60,000,000.00	60,000,000.00	19-Apr-24	26-Apr-24	26-Apr-34
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0444USDSTR	1021736	USD	40,000,000.00	40,000,000.00	11-Apr-24	22-Apr-24	22-Apr-44
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0427USDSTR03	1007595	USD	50,000,000.00	50,000,000.00	22-Mar-24	3-Apr-24	5-Apr-27
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0527USDSTR05	1045729	USD	50,000,000.00	50,000,000.00	16-May-24	24-May-24	24-May-27
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0534USDSTR01	1032443	USD	25,000,000.00	25,000,000.00	24-Apr-24	7-May-24	7-May-34
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0534USDSTR02	1032464	USD	300,000,000.00	300,000,000.00	24-Apr-24	2-May-24	2-May-34

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0534USDSTR03	1033845	USD	50,000,000.00	50,000,000.00	26-Apr-24	3-May-24	3-May-34
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0534USDSTR04	1042312	USD	20,000,000.00	20,000,000.00	9-May-24	16-May-24	16-May-34
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0534USDSTR05	1044529	USD	20,000,000.00	20,000,000.00	14-May-24	21-May-24	21-May-34
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0534USDSTR07	1051207	USD	100,000,000.00	100,000,000.00	20-May-24	28-May-24	28-May-34
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0534USDSTR08	1051215	USD	10,000,000.00	10,000,000.00	20-May-24	28-May-24	28-May-34
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0627USDSTR01	1054729	USD	50,000,000.00	50,000,000.00	24-May-24	3-Jun-24	3-Jun-27
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0627USDSTR02	1056834	USD	50,000,000.00	50,000,000.00	29-May-24	5-Jun-24	5-Jun-27
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0627USDSTR03	1056875	USD	30,000,000.00	30,000,000.00	29-May-24	6-Jun-24	6-Jun-27
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0627USDSTR04	1058127	USD	50,000,000.00	50,000,000.00	30-May-24	6-Jun-24	6-Jun-27
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0627USDSTR05	1059213	USD	50,000,000.00	50,000,000.00	3-Jun-24	11-Jun-24	11-Jun-27
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0634USDSTR02	1056866	USD	30,000,000.00	30,000,000.00	29-May-24	5-Jun-24	5-Jun-34
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0634USDSTR03	1056868	USD	20,000,000.00	20,000,000.00	29-May-24	7-Jun-24	7-Jun-34
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0634USDSTR04	1056870	USD	20,000,000.00	20,000,000.00	29-May-24	5-Jun-24	5-Jun-34
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0434USDSTR	1008087	USD	300,000,000.00	300,000,000.00	25-Mar-24	5-Apr-24	5-Apr-34
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0634USDSTR05	1058121	USD	10,000,000.00	10,000,000.00	30-May-24	6-Jun-24	6-Jun-34
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0634USDSTR06	1058130	USD	62,500,000.00	62,500,000.00	30-May-24	12-Jun-24	12-Jun-34
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0634USDSTR07	1058132	USD	112,500,000.00	112,500,000.00	30-May-24	12-Jun-24	12-Jun-34
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0634USDSTR08	1058138	USD	50,000,000.00	50,000,000.00	31-May-24	7-Jun-24	7-Jun-34
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0634USDSTR09	1058695	USD	50,000,000.00	50,000,000.00	31-May-24	7-Jun-24	7-Jun-34
	BOND/SELL USD/IBRD/European Retail (Structure)/0629USDSTR05	1056851	USD	36,075,000.00	36,075,000.00	29-May-24	27-Jun-24	27-Jun-29
	BOND/SELL USD/IBRD/Japanese Retail (Structure)/0531USDSTR01	1036769	USD	13,000,000.00	13,000,000.00	1-May-24	29-May-24	30-May-31
	BOND/SELL USD/IBRD/Japanese Retail (Structure)/0534USDSTR06	1051201	USD	2,000,000.00	2,000,000.00	20-May-24	29-May-24	30-May-34
	BOND/SELL USD/IBRD/Japanese Retail (Uridashi)/0427USD03.70	1028747	USD	2,000,000.00	2,000,000.00	17-Apr-24	25-Apr-24	26-Apr-27
	BOND/SELL USD/IBRD/Other (CAT)/0428USDCAR132	1014781	USD	225,000,000.00	225,000,000.00	3-Apr-24	17-Apr-24	24-Apr-28
	BOND/SELL USD/IBRD/Other (CAT)/0428USDCAR133	1014782	USD	70,000,000.00	70,000,000.00	3-Apr-24	17-Apr-24	24-Apr-28

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
	BOND/SELL USD/IBRD/Other (CAT)/0428USDCAR134	1014783	USD	125,000,000.00	125,000,000.00	3-Apr-24	17-Apr-24	24-Apr-28
	BOND/SELL USD/IBRD/Other (CAT)/0428USDCAR135	1036773	USD	175,000,000.00	175,000,000.00	1-May-24	15-May-24	24-Apr-28
	BOND/SELL USD/IBRD/Other (CAT)/1227USDCAR136	1033218	USD	150,000,000.00	150,000,000.00	25-Apr-24	2-May-24	29-Dec-27
	BOND/SELL USD/IBRD/Putable (Non-Retail)/0429USDSTR10	1031796	USD	150,000,000.00	150,000,000.00	23-Apr-24	30-Apr-24	3-Apr-29
	BOND/SELL USD/IBRD/PV BM/0426USD04.75	1014772	USD	3,000,000,000.00	3,000,000,000.00	3-Apr-24	10-Apr-24	10-Apr-26
	BOND/SELL USD/IBRD/PV BM/0431USD04.50	1014773	USD	3,000,000,000.00	3,000,000,000.00	3-Apr-24	10-Apr-24	10-Apr-31
	BOND/SELL USD/IBRD/PV BM/0528USDFRN	1041638	USD	1,500,000,000.00	1,500,000,000.00	8-May-24	15-May-24	15-May-28
	BOND/SELL USD/IBRD/PV MTN Core (Non-Retail)/0227USDFRNA	1037322	USD	250,000,000.00	250,000,000.00	2-May-24	10-May-24	23-Feb-27
	BOND/SELL USD/IBRD/PV MTN Core (Non-Retail)/0231USDFRN	1033847	USD	100,000,000.00	100,000,000.00	26-Apr-24	3-May-24	11-Feb-31
	BOND/SELL USD/IBRD/PV MTN Core (Non-Retail)/0429USD04.380	1014301	USD	150,000,000.00	150,000,000.00	2-Apr-24	9-Apr-24	2-Apr-29
Sub-total New Borrowings				11,499,675,000.00	11,499,675,000.00

Peso Uruguayo
	BOND/SELL UYU/IBRD/PV MTN Non-Core (Non- Retail)/0527UYU08.50	1037323	UYU	550,000,000.00	14,306,149.00	2-May-24	10-May-24	10-May-27
	BOND/SELL UYU/IBRD/PV MTN Non-Core (Non- Retail)/0528UYU08.05	1033842	UYU	1,678,500,000.00	43,659,765.63	26-Apr-24	10-May-24	10-May-28
Sub-total New Borrowings				2,228,500,000.00	57,965,914.63

South African Rand
	BOND/SELL ZAR/IBRD/PV MTN Non-Core (Non- Retail)/0627ZAR08.29	1058716	ZAR	580,000,000.00	31,603,324.20	31-May-24	14-Jun-24	14-Jun-27
	BOND/SELL ZAR/IBRD/PV MTN Non-Core (Non- Retail)/0629ZAR08.55	1066053	ZAR	300,000,000.00	16,569,735.00	12-Jun-24	20-Jun-24	20-Jun-29
	BOND/SELL ZAR/IBRD/PV MTN Non-Core (Non- Retail)/1226ZAR08.25	1031797	ZAR	200,000,000.00	10,706,094.00	23-Apr-24	30-Apr-24	21-Dec-26
	BOND/SELL ZAR/IBRD/PV MTN Non-Core (Non- Retail)/0535ZAR00.00	1029408	ZAR	630,000,000.00	33,134,698.80	18-Apr-24	25-Apr-24	29-May-35
Sub-total New Borrowings				1,710,000,000.00	92,013,852.00

Total New Borrowings					14,119,474,442.96

Maturing Borrowings
Australian Dollars
	BOND/SELL AUD/IBRD/PV MTN Core (Non-Retail)/0424AUD01.20	5615	AUD	(4,500,000.00)	(2,889,675.00)	9-Apr-19	17-Apr-19	17-Apr-24
Sub-total Maturing Borrowings				(4,500,000.00)	(2,889,675.00)

Brazilian Real
	BOND/SELL BRL/IBRD/Japanese Retail (Uridashi)/0624BRL05.87	174871	BRL	(15,000,000.00)	(2,765,639.69)	8-Jul-21	19-Jul-21	20-Jun-24
	BOND/SELL BRL/IBRD/Japanese Retail (Uridashi)/0524BRL00.00	5791	BRL	(12,000,000.00)	(2,342,446.10)	13-Nov-19	22-Nov-19	22-May-24

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
	BOND/SELL BRL/IBRD/PV MTN Non-Core (Non- Retail)/0424BRL00.00	4804	BRL	(8,500,000.00)	(1,681,470.20)	19-Feb-16	30-Mar-16	2-Apr-24
	BOND/SELL BRL/IBRD/PV MTN Non-Core (Non- Retail)/0424BRL00.00A	5594	BRL	(30,000,000.00)	(5,678,645.45)	20-Mar-19	17-Apr-19	17-Apr-24
	BOND/SELL BRL/IBRD/PV MTN Non-Core (Non- Retail)/0624BRL00.00	5663	BRL	(20,000,000.00)	(3,622,860.25)	29-May-19	27-Jun-19	27-Jun-24
Sub-total Maturing Borrowings				(85,500,000.00)	(16,091,061.69)

Euro
	BOND/SELL EUR/IBRD/Callable MTN Core (Non- Retail)/0424EURSTR	5056	EUR	(100,000,000.00)	(106,760,000.00)	5-Apr-17	18-Apr-17	18-Apr-24
	BOND/SELL EUR/IBRD/PV MTN Core (Non-Retail)/0624EUR00.585	4748	EUR	(18,000,000.00)	(19,558,800.00)	12-May-15	4-Jun-15	4-Jun-24
Sub-total Maturing Borrowings				(118,000,000.00)	(126,318,800.00)

Pounds Sterling
	BOND/SELL GBP/IBRD/Callable MTN Core (Non- Retail)/0624GBPSTR	5945	GBP	(50,000,000.00)	(63,347,500.00)	9-Jun-20	17-Jun-20	17-Jun-24
	BOND/SELL GBP/IBRD/Callable MTN Core (Non- Retail)/0624GBPSTR02	153839	GBP	(130,000,000.00)	(164,703,500.00)	8-Jun-21	15-Jun-21	17-Jun-24
	BOND/SELL GBP/IBRD/PV BM/0524GBPFRN	5633	GBP	(1,250,000,000.00)	(1,575,812,500.00)	8-May-19	15-May-19	15-May-24
	BOND/SELL GBP/IBRD/PV MTN Core (Non-Retail)/0424GBP01.071	5600	GBP	(27,000,000.00)	(34,184,700.00)	28-Mar-19	4-Apr-19	4-Apr-24
Sub-total Maturing Borrowings				(1,457,000,000.00)	(1,838,048,200.00)

Hong Kong Dollars
	BOND/SELL HKD/IBRD/PV MTN Non-Core (Non- Retail)/0424HKD03.49	528809	HKD	(200,000,000.00)	(25,545,557.31)	16-Sep-22	3-Oct-22	3-Apr-24
Sub-total Maturing Borrowings				(200,000,000.00)	(25,545,557.31)

Indonesian Rupiah
	BOND/SELL IDR/IBRD/PV MTN Non-Core (Non- Retail)/0624IDR06.31	5634	IDR	(64,300,000,000.00)	(3,954,489.54)	8-May-19	29-May-19	6-Jun-24
Sub-total Maturing Borrowings				(64,300,000,000.00)	(3,954,489.54)

Indian Rupees
	BOND/SELL INR/IBRD/Japanese Retail (Uridashi)/0924INR03.88	176203	INR	(276,300,000.00)	(3,304,174.17)	9-Jul-21	19-Jul-21	20-Jun-24
	BOND/SELL INR/IBRD/PV MTN Non-Core (Non- Retail)/0424INR05.71	5554	INR	(201,000,000.00)	(2,409,104.26)	19-Feb-19	28-Mar-19	4-Apr-24
	BOND/SELL INR/IBRD/PV MTN Non-Core (Non- Retail)/0624INR04.50	5646	INR	(500,000,000.00)	(5,984,762.79)	14-May-19	13-Jun-19	13-Jun-24
	BOND/SELL INR/IBRD/PV MTN Non-Core (Non- Retail)/0524INR00.00	5627	INR	(200,000,000.00)	(2,400,657.78)	24-Apr-19	21-May-19	21-May-24

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
	BOND/SELL INR/IBRD/PV MTN Non-Core (Non- Retail)/0624INR00.00	5659	INR	(1,000,000,000.00)	(11,985,593.32)	24-May-19	25-Jun-19	25-Jun-24
Sub-total Maturing Borrowings				(2,177,300,000.00)	(26,084,292.31)

Mexican Peso
	BOND/SELL MXN/IBRD/PV MTN Non-Core (Non- Retail)/0424MXN00.00	4948	MXN	(350,000,000.00)	(20,618,738.90)	20-Oct-16	31-Oct-16	30-Apr-24
	BOND/SELL MXN/IBRD/PV MTN Non-Core (Non- Retail)/0424MXN00.00	4974	MXN	(150,000,000.00)	(8,836,602.39)	29-Nov-16	6-Dec-16	30-Apr-24
	BOND/SELL MXN/IBRD/PV MTN Non-Core (Non- Retail)/0424MXN00.00	4999	MXN	(80,000,000.00)	(4,712,854.61)	13-Jan-17	23-Jan-17	30-Apr-24
	BOND/SELL MXN/IBRD/PV MTN Non-Core (Non- Retail)/0424MXN00.00	5026	MXN	(80,000,000.00)	(4,712,854.61)	27-Feb-17	6-Mar-17	30-Apr-24
	BOND/SELL MXN/IBRD/PV MTN Non-Core (Non- Retail)/0424MXN00.00	5073	MXN	(80,000,000.00)	(4,712,854.61)	26-Apr-17	8-May-17	30-Apr-24
Sub-total Maturing Borrowings				(740,000,000.00)	(43,593,905.10)

United States Dollars
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0524USDSTR07	5931	USD	(4,100,000.00)	(4,100,000.00)	15-May-20	27-May-20	28-May-24
	BOND/SELL USD/IBRD/Other (CAT)/0324USDCAR128	5894	USD	(125,000,000.00)	(125,000,000.00)	28-Feb-20	6-Mar-20	15-Apr-24
	BOND/SELL USD/IBRD/Other Structures (Non-Retail)/0324USDSTR	5023	USD	(133,560,000.00)	(133,560,000.00)	16-Feb-17	31-Mar-17	1-Apr-24
	BOND/SELL USD/IBRD/PV BM/0624USDFRN	5947	USD	(1,000,000,000.00)	(1,000,000,000.00)	9-Jun-20	16-Jun-20	17-Jun-24
	BOND/SELL USD/IBRD/PV MTN Core (Non-Retail)/0424USD01.895	4739	USD	(35,000,000.00)	(35,000,000.00)	7-Apr-15	17-Apr-15	17-Apr-24
	BOND/SELL USD/IBRD/PV MTN Core (Non-Retail)/0424USD03.90	527443	USD	(150,000,000.00)	(150,000,000.00)	14-Sep-22	22-Sep-22	2-Apr-24
	BOND/SELL USD/IBRD/PV MTN Core (Non-Retail)/0624USD01.98	356387	USD	(100,000,000.00)	(100,000,000.00)	16-Mar-22	23-Mar-22	14-Jun-24
	BOND/SELL USD/IBRD/PV MTN Core (Non-Retail)/0624USD02.115	4752	USD	(25,000,000.00)	(25,000,000.00)	22-May-15	5-Jun-15	5-Jun-24
Sub-total Maturing Borrowings				(1,572,660,000.00)	(1,572,660,000.00)

South African Rand
	BOND/SELL ZAR/IBRD/PV MTN Non-Core (Non- Retail)/0624ZAR00.00	4888	ZAR	(395,300,000.00)	(21,833,385.80)	19-Jul-16	27-Jul-16	20-Jun-24
	BOND/SELL ZAR/IBRD/PV MTN Non-Core (Non- Retail)/0624ZAR00.00	4896	ZAR	(300,000,000.00)	(16,569,733.72)	29-Jul-16	8-Aug-16	20-Jun-24
	BOND/SELL ZAR/IBRD/PV MTN Non-Core (Non- Retail)/0624ZAR00.00	4902	ZAR	(300,000,000.00)	(16,569,733.72)	10-Aug-16	19-Aug-16	20-Jun-24
	BOND/SELL ZAR/IBRD/PV MTN Non-Core (Non- Retail)/0624ZAR00.00	4907	ZAR	(150,000,000.00)	(8,284,866.86)	22-Aug-16	31-Aug-16	20-Jun-24
Sub-total Maturing Borrowings				(1,145,300,000.00)	(63,257,720.12)

Total Maturing Borrowings					(3,718,443,701.07)

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
Early Retirement
Brazilian Real
	BOND/BUY BRL/IBRD/PV MTN Non-Core (Non- Retail)/0126BRL11.50	1011321	BRL	(133,640,000.00)	(26,359,754.23)	28-Mar-24	8-Apr-24	13-Jan-26
Sub-total Early Retirement				(133,640,000.00)	(26,359,754.23)

Euro
	BOND/BUY EUR/IBRD/Callable MTN Core (Non- Retail)/0433EURSTR	1018971	EUR	(10,000,000.00)	(10,728,000.00)	5-Apr-24	26-Apr-24	26-Apr-33
	BOND/BUY EUR/IBRD/Callable MTN Core (Non- Retail)/0533EURSTR	1031800	EUR	(10,000,000.00)	(10,844,500.00)	23-Apr-24	23-May-24	23-May-33
Sub-total Early Retirement				(20,000,000.00)	(21,572,500.00)

Japanese Yen
	BOND/SELL JPY/IBRD/Other Structures (Non-Retail)/0644JPYSTR	4681	JPY	(100,000,000.00)	(640,881.85)	13-May-14	5-Jun-14	6-Jun-44
	BOND/SELL JPY/IBRD/Other Structures (Non-Retail)/0444JPYSTR	4680	JPY	(300,000,000.00)	(1,938,548.03)	8-Apr-14	1-May-14	22-Apr-44
Sub-total Early Retirements				(400,000,000.00)	(2,579,429.88)

United States Dollars
	BOND/BUY USD/IBRD/Callable MTN Core (Non- Retail)/0134USDSTR	1018970	USD	(17,500,000.00)	(17,500,000.00)	5-Apr-24	19-Apr-24	19-Jan-34
	BOND/BUY USD/IBRD/Callable MTN Core (Non- Retail)/0527USDSTR02	1041637	USD	(10,000,000.00)	(10,000,000.00)	8-May-24	28-May-24	28-May-27
	BOND/BUY USD/IBRD/Putable (Non-Retail)/0428USDSTR03	1035388	USD	(76,200,000.00)	(76,200,000.00)	30-Apr-24	9-May-24	11-Apr-28
	BOND/BUY USD/IBRD/Putable (Non-Retail)/0428USDSTR03	1059210	USD	(58,956,000.00)	(58,956,000.00)	3-Jun-24	7-Jun-24	11-Apr-28
Sub-total Early Retirement				(162,656,000.00)	(162,656,000.00)

Total Early Retirement					(213,167,684.11)

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings Short Term April 01 2024 through June 30 2024

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

New Borrowings
United States Dollars
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240510 WB	1034552	USD	100,000,000.00	100,000,000.00	29-Apr-24	29-Apr-24	10-May-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240510 WB	1037311	USD	1,000,000.00	1,000,000.00	2-May-24	3-May-24	10-May-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240513 WB	1014762	USD	5,000,000.00	5,000,000.00	3-Apr-24	4-Apr-24	13-May-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240514 WB	1023811	USD	15,000,000.00	15,000,000.00	16-Apr-24	17-Apr-24	14-May-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240520 WB	1013691	USD	20,000,000.00	20,000,000.00	1-Apr-24	1-Apr-24	20-May-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240531 WB	1037315	USD	250,000,000.00	250,000,000.00	2-May-24	3-May-24	31-May-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240603 WB	1013692	USD	20,000,000.00	20,000,000.00	1-Apr-24	1-Apr-24	3-Jun-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240604 WB	1035384	USD	70,000,000.00	70,000,000.00	30-Apr-24	6-May-24	4-Jun-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240506 WB	1009747	USD	20,000,000.00	20,000,000.00	26-Mar-24	1-Apr-24	6-May-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240607 WB	1013700	USD	210,535,000.00	210,535,000.00	1-Apr-24	1-Apr-24	7-Jun-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240610 WB	1010398	USD	20,000,000.00	20,000,000.00	27-Mar-24	1-Apr-24	10-Jun-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240610 WB	1014276	USD	10,000,000.00	10,000,000.00	2-Apr-24	8-Apr-24	10-Jun-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240610 WB	1014279	USD	50,000,000.00	50,000,000.00	2-Apr-24	2-Apr-24	10-Jun-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240612 WB	1023810	USD	30,000,000.00	30,000,000.00	16-Apr-24	17-Apr-24	12-Jun-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240614 WB	1013690	USD	100,000,000.00	100,000,000.00	1-Apr-24	1-Apr-24	14-Jun-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240617 WB	1014281	USD	50,000,000.00	50,000,000.00	2-Apr-24	2-Apr-24	17-Jun-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240621 WB	1013694	USD	100,000,000.00	100,000,000.00	1-Apr-24	1-Apr-24	21-Jun-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240621 WB	1042309	USD	40,000,000.00	40,000,000.00	9-May-24	13-May-24	21-Jun-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240624 WB	1013693	USD	20,000,000.00	20,000,000.00	1-Apr-24	1-Apr-24	24-Jun-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240624 WB	1013695	USD	50,000,000.00	50,000,000.00	1-Apr-24	1-Apr-24	24-Jun-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240628 WB	1013696	USD	25,000,000.00	25,000,000.00	1-Apr-24	1-Apr-24	28-Jun-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240628 WB	1013697	USD	25,000,000.00	25,000,000.00	1-Apr-24	1-Apr-24	28-Jun-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240628 WB	1013699	USD	25,000,000.00	25,000,000.00	1-Apr-24	1-Apr-24	28-Jun-24

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240628 WB	1014278	USD	25,000,000.00	25,000,000.00	2-Apr-24	2-Apr-24	28-Jun-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240628 WB	1014280	USD	200,000,000.00	200,000,000.00	2-Apr-24	2-Apr-24	28-Jun-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240701 WB	1014277	USD	10,000,000.00	10,000,000.00	2-Apr-24	8-Apr-24	1-Jul-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240702 WB	1054086	USD	40,000,000.00	40,000,000.00	23-May-24	23-May-24	2-Jul-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240708 WB	1023808	USD	20,000,000.00	20,000,000.00	16-Apr-24	22-Apr-24	8-Jul-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240708 WB	1056848	USD	70,000,000.00	70,000,000.00	29-May-24	4-Jun-24	8-Jul-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240711 WB	1042307	USD	40,000,000.00	40,000,000.00	9-May-24	9-May-24	11-Jul-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240712 WB	1023809	USD	20,000,000.00	20,000,000.00	16-Apr-24	17-Apr-24	12-Jul-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240722 WB	1023813	USD	30,000,000.00	30,000,000.00	16-Apr-24	26-Apr-24	22-Jul-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240722 WB	1036772	USD	200,000,000.00	200,000,000.00	1-May-24	1-May-24	22-Jul-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240722 WB	1038395	USD	200,000,000.00	200,000,000.00	6-May-24	6-May-24	22-Jul-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240724 WB	1014763	USD	40,000,000.00	40,000,000.00	3-Apr-24	3-Apr-24	24-Jul-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240726 WB	1035382	USD	100,000,000.00	100,000,000.00	30-Apr-24	30-Apr-24	26-Jul-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240801 WB	1035387	USD	100,000,000.00	100,000,000.00	30-Apr-24	1-May-24	1-Aug-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240801 WB	1037312	USD	25,000,000.00	25,000,000.00	2-May-24	2-May-24	1-Aug-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240801 WB	1037314	USD	25,000,000.00	25,000,000.00	2-May-24	3-May-24	1-Aug-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240801 WB	1038397	USD	89,465,000.00	89,465,000.00	6-May-24	6-May-24	1-Aug-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240801 WB	1038398	USD	250,000,000.00	250,000,000.00	6-May-24	7-May-24	1-Aug-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240802 WB	1037313	USD	25,000,000.00	25,000,000.00	2-May-24	2-May-24	2-Aug-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240805 WB	1042306	USD	100,000,000.00	100,000,000.00	9-May-24	10-May-24	5-Aug-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240806 WB	1059206	USD	10,000,000.00	10,000,000.00	3-Jun-24	3-Jun-24	6-Aug-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240812 WB	1042308	USD	40,000,000.00	40,000,000.00	9-May-24	13-May-24	12-Aug-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240815 WB	1034549	USD	100,000,000.00	100,000,000.00	29-Apr-24	30-Apr-24	15-Aug-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240816 WB	1036771	USD	40,000,000.00	40,000,000.00	1-May-24	1-May-24	16-Aug-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240816 WB	1051204	USD	100,000,000.00	100,000,000.00	20-May-24	20-May-24	16-Aug-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240819 WB	1042305	USD	50,000,000.00	50,000,000.00	9-May-24	9-May-24	19-Aug-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240819 WB	1054088	USD	50,000,000.00	50,000,000.00	23-May-24	23-May-24	19-Aug-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240819 WB	1059211	USD	30,000,000.00	30,000,000.00	3-Jun-24	10-Jun-24	19-Aug-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240822 WB	1051206	USD	350,000,000.00	350,000,000.00	20-May-24	21-May-24	22-Aug-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240823 WB	1074365	USD	210,535,000.00	210,535,000.00	20-Jun-24	20-Jun-24	23-Aug-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240826 WB	1036777	USD	200,000,000.00	200,000,000.00	1-May-24	2-May-24	26-Aug-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240826 WB	1056849	USD	20,000,000.00	20,000,000.00	29-May-24	3-Jun-24	26-Aug-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240830 WB	1054085	USD	250,000,000.00	250,000,000.00	23-May-24	24-May-24	30-Aug-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240830 WB	1054090	USD	10,000,000.00	10,000,000.00	23-May-24	23-May-24	30-Aug-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240830 WB	1054091	USD	10,000,000.00	10,000,000.00	23-May-24	23-May-24	30-Aug-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240830 WB	1054092	USD	10,000,000.00	10,000,000.00	23-May-24	23-May-24	30-Aug-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240830 WB	1054093	USD	10,000,000.00	10,000,000.00	23-May-24	23-May-24	30-Aug-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240903 WB	1059207	USD	10,000,000.00	10,000,000.00	3-Jun-24	3-Jun-24	3-Sep-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240906 WB	1060539	USD	200,000,000.00	200,000,000.00	4-Jun-24	4-Jun-24	6-Sep-24

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240906 WB	1061018	USD	200,000,000.00	200,000,000.00	5-Jun-24	5-Jun-24	6-Sep-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240906 WB	1066055	USD	200,000,000.00	200,000,000.00	12-Jun-24	12-Jun-24	6-Sep-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240909 WB	1058126	USD	40,000,000.00	40,000,000.00	30-May-24	30-May-24	9-Sep-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240912 WB	1066056	USD	67,602,000.00	67,602,000.00	12-Jun-24	13-Jun-24	12-Sep-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240916 WB	1034550	USD	100,000,000.00	100,000,000.00	29-Apr-24	30-Apr-24	16-Sep-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240916 WB	1074364	USD	30,000,000.00	30,000,000.00	20-Jun-24	20-Jun-24	16-Sep-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240918 WB	1028749	USD	50,000,000.00	50,000,000.00	17-Apr-24	17-Apr-24	18-Sep-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240925 WB	1032463	USD	50,000,000.00	50,000,000.00	24-Apr-24	24-Apr-24	25-Sep-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240927 WB	1061012	USD	40,000,000.00	40,000,000.00	5-Jun-24	5-Jun-24	27-Sep-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20241001 WB	1014764	USD	100,000,000.00	100,000,000.00	3-Apr-24	3-Apr-24	1-Oct-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20241015 WB	1060545	USD	50,000,000.00	50,000,000.00	4-Jun-24	5-Jun-24	15-Oct-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20241015 WB	1061013	USD	100,000,000.00	100,000,000.00	5-Jun-24	5-Jun-24	15-Oct-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20241015 WB	1074368	USD	100,000,000.00	100,000,000.00	20-Jun-24	20-Jun-24	15-Oct-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20241016 WB	1056845	USD	10,000,000.00	10,000,000.00	29-May-24	29-May-24	16-Oct-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20241021 WB	1023814	USD	100,000,000.00	100,000,000.00	16-Apr-24	16-Apr-24	21-Oct-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20241021 WB	1029407	USD	100,000,000.00	100,000,000.00	18-Apr-24	18-Apr-24	21-Oct-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20241021 WB	1065331	USD	26,000,000.00	26,000,000.00	11-Jun-24	11-Jun-24	21-Oct-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20241025 WB	1023812	USD	100,000,000.00	100,000,000.00	16-Apr-24	16-Apr-24	25-Oct-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20241025 WB	1029404	USD	100,000,000.00	100,000,000.00	18-Apr-24	18-Apr-24	25-Oct-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20241028 WB	1065332	USD	50,000,000.00	50,000,000.00	11-Jun-24	12-Jun-24	28-Oct-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20241101 WB	1038396	USD	150,000,000.00	150,000,000.00	6-May-24	6-May-24	1-Nov-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20241101 WB	1059208	USD	100,000,000.00	100,000,000.00	3-Jun-24	3-Jun-24	1-Nov-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20241101 WB	1060542	USD	100,000,000.00	100,000,000.00	4-Jun-24	4-Jun-24	1-Nov-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20241101 WB	1061011	USD	100,000,000.00	100,000,000.00	5-Jun-24	5-Jun-24	1-Nov-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20241101 WB	1066057	USD	100,000,000.00	100,000,000.00	12-Jun-24	12-Jun-24	1-Nov-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20241101 WB	1074362	USD	100,000,000.00	100,000,000.00	20-Jun-24	20-Jun-24	1-Nov-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20241112 WB	1054087	USD	35,000,000.00	35,000,000.00	23-May-24	23-May-24	12-Nov-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20241115 WB	1051205	USD	200,000,000.00	200,000,000.00	20-May-24	21-May-24	15-Nov-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20241122 WB	1056847	USD	100,000,000.00	100,000,000.00	29-May-24	29-May-24	22-Nov-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20241122 WB	1061484	USD	100,000,000.00	100,000,000.00	6-Jun-24	7-Jun-24	22-Nov-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20241122 WB	1074361	USD	50,000,000.00	50,000,000.00	20-Jun-24	21-Jun-24	22-Nov-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20241125 WB	1061485	USD	100,000,000.00	100,000,000.00	6-Jun-24	7-Jun-24	25-Nov-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20241127 WB	1054089	USD	100,000,000.00	100,000,000.00	23-May-24	23-May-24	27-Nov-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20241127 WB	1055428	USD	150,000,000.00	150,000,000.00	28-May-24	28-May-24	27-Nov-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20241127 WB	1056846	USD	100,000,000.00	100,000,000.00	29-May-24	29-May-24	27-Nov-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20241127 WB	1059209	USD	100,000,000.00	100,000,000.00	3-Jun-24	3-Jun-24	27-Nov-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20241127 WB	1061009	USD	100,000,000.00	100,000,000.00	5-Jun-24	5-Jun-24	27-Nov-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20241127 WB	1061016	USD	60,000,000.00	60,000,000.00	5-Jun-24	5-Jun-24	27-Nov-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20241129 WB	1056850	USD	10,000,000.00	10,000,000.00	29-May-24	31-May-24	29-Nov-24

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20241209 WB	1064589	USD	100,000,000.00	100,000,000.00	10-Jun-24	10-Jun-24	9-Dec-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20241227 WB	1065333	USD	100,000,000.00	100,000,000.00	11-Jun-24	11-Jun-24	27-Dec-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20241227 WB	1074363	USD	100,000,000.00	100,000,000.00	20-Jun-24	20-Jun-24	27-Dec-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250103 WB	1066059	USD	200,000,000.00	200,000,000.00	12-Jun-24	14-Jun-24	3-Jan-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250115 WB	1066058	USD	25,000,000.00	25,000,000.00	12-Jun-24	12-Jun-24	15-Jan-25
Sub-total New Borrowings				8,560,137,000.00	8,560,137,000.00

Total New Borrowings					8,560,137,000.00

Maturing Borrowings
United States Dollars
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240401 WB	985792	USD	(20,000,000.00)	(20,000,000.00)	26-Feb-24	26-Feb-24	1-Apr-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240401 WB	985793	USD	(20,000,000.00)	(20,000,000.00)	26-Feb-24	29-Feb-24	1-Apr-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240401 WB	1010394	USD	(100,000,000.00)	(100,000,000.00)	27-Mar-24	27-Mar-24	1-Apr-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240401 WB	1010395	USD	(100,000,000.00)	(100,000,000.00)	27-Mar-24	28-Mar-24	1-Apr-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240402 WB	869361	USD	(100,000,000.00)	(100,000,000.00)	10-Oct-23	11-Oct-23	2-Apr-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240402 WB	877325	USD	(100,000,000.00)	(100,000,000.00)	17-Oct-23	18-Oct-23	2-Apr-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240402 WB	887938	USD	(100,000,000.00)	(100,000,000.00)	6-Nov-23	6-Nov-23	2-Apr-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240402 WB	926820	USD	(100,000,000.00)	(100,000,000.00)	11-Dec-23	13-Dec-23	2-Apr-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240402 WB	1009741	USD	(4,200,000.00)	(4,200,000.00)	26-Mar-24	28-Mar-24	2-Apr-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240403 WB	958584	USD	(50,000,000.00)	(50,000,000.00)	18-Jan-24	18-Jan-24	3-Apr-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240404 WB	780010	USD	(25,000,000.00)	(25,000,000.00)	7-Jul-23	7-Jul-23	4-Apr-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240405 WB	959261	USD	(200,000,000.00)	(200,000,000.00)	19-Jan-24	19-Jan-24	5-Apr-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240405 WB	985794	USD	(30,000,000.00)	(30,000,000.00)	26-Feb-24	27-Feb-24	5-Apr-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240405 WB	987142	USD	(40,000,000.00)	(40,000,000.00)	28-Feb-24	5-Mar-24	5-Apr-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240405 WB	988343	USD	(10,000,000.00)	(10,000,000.00)	29-Feb-24	1-Mar-24	5-Apr-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240408 WB	985791	USD	(20,000,000.00)	(20,000,000.00)	26-Feb-24	29-Feb-24	8-Apr-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240409 WB	916166	USD	(100,000,000.00)	(100,000,000.00)	28-Nov-23	28-Nov-23	9-Apr-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240410 WB	920951	USD	(50,000,000.00)	(50,000,000.00)	5-Dec-23	6-Dec-23	10-Apr-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240410 WB	987140	USD	(25,000,000.00)	(25,000,000.00)	28-Feb-24	28-Feb-24	10-Apr-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240412 WB	959262	USD	(35,000,000.00)	(35,000,000.00)	19-Jan-24	19-Jan-24	12-Apr-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240415 WB	960493	USD	(200,000,000.00)	(200,000,000.00)	22-Jan-24	23-Jan-24	15-Apr-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240415 WB	985790	USD	(20,000,000.00)	(20,000,000.00)	26-Feb-24	29-Feb-24	15-Apr-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240416 WB	928651	USD	(40,000,000.00)	(40,000,000.00)	13-Dec-23	14-Dec-23	16-Apr-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240417 WB	926072	USD	(50,000,000.00)	(50,000,000.00)	8-Dec-23	15-Dec-23	17-Apr-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240418 WB	812652	USD	(10,000,000.00)	(10,000,000.00)	8-Aug-23	8-Aug-23	18-Apr-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240422 WB	929326	USD	(50,000,000.00)	(50,000,000.00)	14-Dec-23	14-Dec-23	22-Apr-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240422 WB	930061	USD	(40,000,000.00)	(40,000,000.00)	15-Dec-23	18-Dec-23	22-Apr-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240422 WB	985789	USD	(20,000,000.00)	(20,000,000.00)	26-Feb-24	29-Feb-24	22-Apr-24

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240424 WB	913105	USD	(50,000,000.00)	(50,000,000.00)	22-Nov-23	22-Nov-23	24-Apr-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240424 WB	927957	USD	(100,000,000.00)	(100,000,000.00)	12-Dec-23	13-Dec-23	24-Apr-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240424 WB	965851	USD	(100,000,000.00)	(100,000,000.00)	1-Feb-24	1-Feb-24	24-Apr-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240426 WB	877327	USD	(100,000,000.00)	(100,000,000.00)	17-Oct-23	18-Oct-23	26-Apr-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240426 WB	877328	USD	(100,000,000.00)	(100,000,000.00)	17-Oct-23	18-Oct-23	26-Apr-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240426 WB	920456	USD	(20,000,000.00)	(20,000,000.00)	4-Dec-23	5-Dec-23	26-Apr-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240426 WB	930063	USD	(50,000,000.00)	(50,000,000.00)	15-Dec-23	18-Dec-23	26-Apr-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240426 WB	985788	USD	(30,000,000.00)	(30,000,000.00)	26-Feb-24	29-Feb-24	26-Apr-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240430 WB	885440	USD	(250,000,000.00)	(250,000,000.00)	31-Oct-23	1-Nov-23	30-Apr-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240501 WB	886142	USD	(100,000,000.00)	(100,000,000.00)	1-Nov-23	2-Nov-23	1-May-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240501 WB	887939	USD	(50,000,000.00)	(50,000,000.00)	6-Nov-23	6-Nov-23	1-May-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240501 WB	887941	USD	(50,000,000.00)	(50,000,000.00)	6-Nov-23	6-Nov-23	1-May-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240501 WB	911966	USD	(100,000,000.00)	(100,000,000.00)	21-Nov-23	21-Nov-23	1-May-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240501 WB	911969	USD	(100,000,000.00)	(100,000,000.00)	21-Nov-23	21-Nov-23	1-May-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240501 WB	916160	USD	(100,000,000.00)	(100,000,000.00)	28-Nov-23	28-Nov-23	1-May-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240501 WB	1000343	USD	(80,000,000.00)	(80,000,000.00)	18-Mar-24	18-Mar-24	1-May-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240502 WB	919234	USD	(200,000,000.00)	(200,000,000.00)	1-Dec-23	1-Dec-23	2-May-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240502 WB	919235	USD	(100,000,000.00)	(100,000,000.00)	1-Dec-23	1-Dec-23	2-May-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240506 WB	929328	USD	(50,000,000.00)	(50,000,000.00)	14-Dec-23	14-Dec-23	6-May-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240506 WB	997834	USD	(20,000,000.00)	(20,000,000.00)	12-Mar-24	18-Mar-24	6-May-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240506 WB	1009747	USD	(20,000,000.00)	(20,000,000.00)	26-Mar-24	1-Apr-24	6-May-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240508 WB	911965	USD	(100,000,000.00)	(100,000,000.00)	21-Nov-23	21-Nov-23	8-May-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240508 WB	919238	USD	(50,000,000.00)	(50,000,000.00)	1-Dec-23	1-Dec-23	8-May-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240508 WB	944118	USD	(50,000,000.00)	(50,000,000.00)	3-Jan-24	3-Jan-24	8-May-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240508 WB	965340	USD	(100,000,000.00)	(100,000,000.00)	31-Jan-24	31-Jan-24	8-May-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240508 WB	988345	USD	(100,000,000.00)	(100,000,000.00)	29-Feb-24	29-Feb-24	8-May-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240510 WB	930530	USD	(25,000,000.00)	(25,000,000.00)	18-Dec-23	18-Dec-23	10-May-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240510 WB	1034552	USD	(100,000,000.00)	(100,000,000.00)	29-Apr-24	29-Apr-24	10-May-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240510 WB	1037311	USD	(1,000,000.00)	(1,000,000.00)	2-May-24	3-May-24	10-May-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240513 WB	990351	USD	(20,000,000.00)	(20,000,000.00)	5-Mar-24	11-Mar-24	13-May-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240513 WB	996882	USD	(15,000,000.00)	(15,000,000.00)	11-Mar-24	12-Mar-24	13-May-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240513 WB	997833	USD	(20,000,000.00)	(20,000,000.00)	12-Mar-24	12-Mar-24	13-May-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240513 WB	1014762	USD	(5,000,000.00)	(5,000,000.00)	3-Apr-24	4-Apr-24	13-May-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240514 WB	928650	USD	(100,000,000.00)	(100,000,000.00)	13-Dec-23	13-Dec-23	14-May-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240514 WB	1008083	USD	(5,000,000.00)	(5,000,000.00)	25-Mar-24	25-Mar-24	14-May-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240514 WB	1023811	USD	(15,000,000.00)	(15,000,000.00)	16-Apr-24	17-Apr-24	14-May-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240515 WB	887936	USD	(50,000,000.00)	(50,000,000.00)	6-Nov-23	7-Nov-23	15-May-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240515 WB	916161	USD	(100,000,000.00)	(100,000,000.00)	28-Nov-23	29-Nov-23	15-May-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240515 WB	935715	USD	(100,000,000.00)	(100,000,000.00)	19-Dec-23	20-Dec-23	15-May-24

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240515 WB	944119	USD	(50,000,000.00)	(50,000,000.00)	3-Jan-24	3-Jan-24	15-May-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240517 WB	890901	USD	(5,000,000.00)	(5,000,000.00)	8-Nov-23	9-Nov-23	17-May-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240517 WB	913106	USD	(25,000,000.00)	(25,000,000.00)	22-Nov-23	22-Nov-23	17-May-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240517 WB	930056	USD	(25,000,000.00)	(25,000,000.00)	15-Dec-23	15-Dec-23	17-May-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240517 WB	984473	USD	(82,000,000.00)	(82,000,000.00)	22-Feb-24	22-Feb-24	17-May-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240517 WB	1006178	USD	(20,000,000.00)	(20,000,000.00)	20-Mar-24	25-Mar-24	17-May-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240520 WB	910757	USD	(50,000,000.00)	(50,000,000.00)	17-Nov-23	17-Nov-23	20-May-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240520 WB	930532	USD	(50,000,000.00)	(50,000,000.00)	18-Dec-23	18-Dec-23	20-May-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240520 WB	1013691	USD	(20,000,000.00)	(20,000,000.00)	1-Apr-24	1-Apr-24	20-May-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240522 WB	910758	USD	(50,000,000.00)	(50,000,000.00)	17-Nov-23	17-Nov-23	22-May-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240522 WB	944120	USD	(50,000,000.00)	(50,000,000.00)	3-Jan-24	3-Jan-24	22-May-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240524 WB	905785	USD	(100,000,000.00)	(100,000,000.00)	16-Nov-23	16-Nov-23	24-May-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240524 WB	920953	USD	(90,000,000.00)	(90,000,000.00)	5-Dec-23	5-Dec-23	24-May-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240524 WB	928649	USD	(100,000,000.00)	(100,000,000.00)	13-Dec-23	13-Dec-23	24-May-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240528 WB	987141	USD	(20,000,000.00)	(20,000,000.00)	28-Feb-24	4-Mar-24	28-May-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240529 WB	859421	USD	(100,000,000.00)	(100,000,000.00)	26-Sep-23	26-Sep-23	29-May-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240529 WB	924382	USD	(150,000,000.00)	(150,000,000.00)	6-Dec-23	6-Dec-23	29-May-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240529 WB	944115	USD	(100,000,000.00)	(100,000,000.00)	3-Jan-24	3-Jan-24	29-May-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240529 WB	968870	USD	(50,000,000.00)	(50,000,000.00)	6-Feb-24	7-Feb-24	29-May-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240530 WB	859422	USD	(25,000,000.00)	(25,000,000.00)	26-Sep-23	26-Sep-23	30-May-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240530 WB	916170	USD	(9,890,000.00)	(9,890,000.00)	28-Nov-23	29-Nov-23	30-May-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240531 WB	988346	USD	(100,000,000.00)	(100,000,000.00)	29-Feb-24	29-Feb-24	31-May-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240531 WB	989259	USD	(100,000,000.00)	(100,000,000.00)	1-Mar-24	1-Mar-24	31-May-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240531 WB	1037315	USD	(250,000,000.00)	(250,000,000.00)	2-May-24	3-May-24	31-May-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240603 WB	916165	USD	(15,292,000.00)	(15,292,000.00)	28-Nov-23	28-Nov-23	3-Jun-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240603 WB	927955	USD	(18,270,000.00)	(18,270,000.00)	12-Dec-23	12-Dec-23	3-Jun-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240603 WB	935718	USD	(15,474,000.00)	(15,474,000.00)	19-Dec-23	19-Dec-23	3-Jun-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240603 WB	965344	USD	(100,000,000.00)	(100,000,000.00)	31-Jan-24	31-Jan-24	3-Jun-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240603 WB	965853	USD	(100,000,000.00)	(100,000,000.00)	1-Feb-24	1-Feb-24	3-Jun-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240603 WB	1013692	USD	(20,000,000.00)	(20,000,000.00)	1-Apr-24	1-Apr-24	3-Jun-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240604 WB	1035384	USD	(70,000,000.00)	(70,000,000.00)	30-Apr-24	6-May-24	4-Jun-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240605 WB	984475	USD	(50,000,000.00)	(50,000,000.00)	22-Feb-24	22-Feb-24	5-Jun-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240607 WB	1013700	USD	(210,535,000.00)	(210,535,000.00)	1-Apr-24	1-Apr-24	7-Jun-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240610 WB	944116	USD	(100,000,000.00)	(100,000,000.00)	3-Jan-24	3-Jan-24	10-Jun-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240610 WB	1010398	USD	(20,000,000.00)	(20,000,000.00)	27-Mar-24	1-Apr-24	10-Jun-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240610 WB	1014276	USD	(10,000,000.00)	(10,000,000.00)	2-Apr-24	8-Apr-24	10-Jun-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240610 WB	1014279	USD	(50,000,000.00)	(50,000,000.00)	2-Apr-24	2-Apr-24	10-Jun-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240612 WB	961174	USD	(50,000,000.00)	(50,000,000.00)	23-Jan-24	24-Jan-24	12-Jun-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240612 WB	1009743	USD	(30,000,000.00)	(30,000,000.00)	26-Mar-24	26-Mar-24	12-Jun-24

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240612 WB	1023810	USD	(30,000,000.00)	(30,000,000.00)	16-Apr-24	17-Apr-24	12-Jun-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240614 WB	920952	USD	(25,000,000.00)	(25,000,000.00)	5-Dec-23	6-Dec-23	14-Jun-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240614 WB	930055	USD	(25,000,000.00)	(25,000,000.00)	15-Dec-23	15-Dec-23	14-Jun-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240614 WB	997836	USD	(200,000,000.00)	(200,000,000.00)	12-Mar-24	12-Mar-24	14-Jun-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240614 WB	1013690	USD	(100,000,000.00)	(100,000,000.00)	1-Apr-24	1-Apr-24	14-Jun-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240617 WB	887937	USD	(50,000,000.00)	(50,000,000.00)	6-Nov-23	7-Nov-23	17-Jun-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240617 WB	1006177	USD	(200,000,000.00)	(200,000,000.00)	20-Mar-24	20-Mar-24	17-Jun-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240617 WB	1014281	USD	(50,000,000.00)	(50,000,000.00)	2-Apr-24	2-Apr-24	17-Jun-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240618 WB	984476	USD	(50,000,000.00)	(50,000,000.00)	22-Feb-24	22-Feb-24	18-Jun-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240621 WB	927954	USD	(25,000,000.00)	(25,000,000.00)	12-Dec-23	13-Dec-23	21-Jun-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240621 WB	929327	USD	(50,000,000.00)	(50,000,000.00)	14-Dec-23	14-Dec-23	21-Jun-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240621 WB	929329	USD	(15,000,000.00)	(15,000,000.00)	14-Dec-23	15-Dec-23	21-Jun-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240621 WB	929331	USD	(100,000,000.00)	(100,000,000.00)	14-Dec-23	14-Dec-23	21-Jun-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240621 WB	929332	USD	(25,000,000.00)	(25,000,000.00)	14-Dec-23	14-Dec-23	21-Jun-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240621 WB	996877	USD	(10,000,000.00)	(10,000,000.00)	11-Mar-24	11-Mar-24	21-Jun-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240621 WB	996878	USD	(10,000,000.00)	(10,000,000.00)	11-Mar-24	11-Mar-24	21-Jun-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240621 WB	996879	USD	(10,000,000.00)	(10,000,000.00)	11-Mar-24	11-Mar-24	21-Jun-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240621 WB	996880	USD	(10,000,000.00)	(10,000,000.00)	11-Mar-24	11-Mar-24	21-Jun-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240621 WB	1013694	USD	(100,000,000.00)	(100,000,000.00)	1-Apr-24	1-Apr-24	21-Jun-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240621 WB	1042309	USD	(40,000,000.00)	(40,000,000.00)	9-May-24	13-May-24	21-Jun-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240624 WB	1013693	USD	(20,000,000.00)	(20,000,000.00)	1-Apr-24	1-Apr-24	24-Jun-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240624 WB	1013695	USD	(50,000,000.00)	(50,000,000.00)	1-Apr-24	1-Apr-24	24-Jun-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240626 WB	985796	USD	(50,000,000.00)	(50,000,000.00)	26-Feb-24	28-Feb-24	26-Jun-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240627 WB	961857	USD	(100,000,000.00)	(100,000,000.00)	24-Jan-24	25-Jan-24	27-Jun-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240627 WB	963926	USD	(150,000,000.00)	(150,000,000.00)	29-Jan-24	29-Jan-24	27-Jun-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240627 WB	965342	USD	(100,000,000.00)	(100,000,000.00)	31-Jan-24	31-Jan-24	27-Jun-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240628 WB	930533	USD	(50,000,000.00)	(50,000,000.00)	18-Dec-23	19-Dec-23	28-Jun-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240628 WB	935719	USD	(100,000,000.00)	(100,000,000.00)	19-Dec-23	19-Dec-23	28-Jun-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240628 WB	958588	USD	(25,000,000.00)	(25,000,000.00)	18-Jan-24	18-Jan-24	28-Jun-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240628 WB	1013696	USD	(25,000,000.00)	(25,000,000.00)	1-Apr-24	1-Apr-24	28-Jun-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240628 WB	1013697	USD	(25,000,000.00)	(25,000,000.00)	1-Apr-24	1-Apr-24	28-Jun-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240628 WB	1013699	USD	(25,000,000.00)	(25,000,000.00)	1-Apr-24	1-Apr-24	28-Jun-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240628 WB	1014278	USD	(25,000,000.00)	(25,000,000.00)	2-Apr-24	2-Apr-24	28-Jun-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240628 WB	1014280	USD	(200,000,000.00)	(200,000,000.00)	2-Apr-24	2-Apr-24	28-Jun-24
	BOND/SELL USD/IBRD/Other Structures (Non- Retail)/0324USDSTR05	757388	USD	(118,792,000.00)	(118,792,000.00)	7-Jun-23	15-Jun-23	1-Apr-24
Sub-total Maturing Borrowings				(9,055,453,000.00)	(9,055,453,000.00)

Total Maturing Borrowings					(9,055,453,000.00)